    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 12, 2004
                                                          REGISTRATION NO. 333-

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ________________

                                    FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                NCO GROUP, INC.
--------------------------------------------------------------------------------
             (Exact Name Of Registrant as Specified in Its Charter)

            Pennsylvania                            7320                           23-2858652
--------------------------------------------------------------------------------------------------
  (State or other jurisdiction of       (Primary Standard Industrial           (I.R.S. Employer
   incorporation or organization)        Classification Code Number)           Identification No.)

                                       507 Prudential Road
                                  Horsham, Pennsylvania 19044
                                         (215) 441-3000
--------------------------------------------------------------------------------------------------
            (Address, including Zip Code, and telephone number, including area code, of registrant's principal executive offices)

        Michael J. Barrist, Chairman of the Board, President and Chief Executive Officer
                                          NCO Group, Inc.
                                       507 Prudential Road
                                  Horsham, Pennsylvania 19044
                                         (215) 441-3000
--------------------------------------------------------------------------------------------------
        (Name, address, including Zip Code, and telephone number, including area code, of agent for service)


                                    COPY TO:
       Francis E. Dehel, Esq.                   David F. Kroenlein, Esq.
          Ethan Seer, Esq.                        Winston & Strawn LLP
           Blank Rome LLP                           200 Park Avenue
          One Logan Square                   New York, New York 10166-4193
  Philadelphia, Pennsylvania 19103             Telephone: (212) 294-6600
     Telephone: (215) 569-5000                    Fax: (212) 294-4700
        Fax: (215) 569-5555


     Approximate Date of Commencement of Proposed Sale of the Securities to the Public: As soon as practicable after this Registration Statement becomes effective and the conditions to the proposed merger have been satisfied or waived.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. |_|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. |_|

                                                  CALCULATION OF REGISTRATION FEE
 Title of Each Class Of                                   Proposed Maximum           Proposed Maximum
    Securities To Be                                       Offering Price           Aggregate Offering             Amount Of
       Registered           Amount To Be Registered           Per Unit                  Price (2)            Registration Fee (3)
-----------------------------------------------------------------------------------------------------------------------------------
  Common Stock, no par
          value                  2,306,391(1)                   N/A                    $44,992,905                 $5,701
-----------------------------------------------------------------------------------------------------------------------------------


(1) Based upon the estimated number of shares of common stock, no par value, of the Registrant that may be issued in connection with the merger described herein, assuming the exercise of all outstanding options to purchase the stock of NCO Portfolio Management, Inc. prior to the completion of the merger.
(2) Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended, and calculated pursuant to Rule 457(f) thereunder based upon the market value of the NCO Portfolio Management, Inc. common stock being acquired in the proposed merger using the average of the high and low sales prices of NCO Portfolio Management, Inc.'s common stock on February 10, 2004 as reported by Nasdaq.
(3) Calculated pursuant to Section 6(b) of the Securities Act of 1933, as amended.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                               [Graphic Omitted]

                 Merger Proposed -- Your Vote Is Very Important

     NCO Group, Inc., referred to as NCO Group, a leading provider of accounts receivable management and collection services, and NCO Portfolio Management, Inc., referred to as NCPM, a leading purchaser and manager of delinquent accounts receivable, have entered into a definitive agreement to merge that is structured so that NCO Group will be the surviving publicly-traded company and NCPM will become a wholly-owned subsidiary of NCO Group. NCO Group currently owns approximately 63.3% of the outstanding stock of NCPM.

     Upon successful completion of the merger, NCPM's stockholders other than NCO Group, also known as NCPM minority stockholders, will be entitled to receive 0.36187 of a share of NCO Group common stock for each share of NCPM common stock held. Under the merger agreement, if the average closing sale price of NCO Group's common stock for the 10 trading day period ending on the second trading day prior to the closing date of the merger is less than $21.50 per share, NCPM will have the right to terminate the merger agreement unless NCO Group agrees to modify the exchange ratio so that NCPM minority stockholders receive that number of shares of NCO Group common stock with a value equivalent to the $21.50 price, based on the ten trading day average closing stock price. Based upon the exchange ratio, NCO Group will issue approximately 1.8 million shares of its common stock to NCPM's minority stockholders (excluding shares subject to all outstanding options to purchase NCPM common stock to be assumed by NCO Group pursuant to the merger agreement) that will represent, based on the number of shares of NCO Group common stock
issued and outstanding on [   ], 2004, approximately 6.5% of the outstanding
common stock of NCO Group after the merger. NCO Group stockholders will continue to own their existing shares. The shares of NCO Group common stock held by NCO Group shareholders prior to the merger will represent approximately 93.5% of the outstanding common stock of NCO Group after the merger. We have assumed for all purposes in this joint proxy statement/ prospectus, that the shares to be issued in the proposed acquisition by NCO Group of RMH Teleservices, Inc. are not issued and outstanding.

     The merger cannot be completed unless the shareholders of NCO Group and the stockholders of NCPM each vote to adopt the merger agreement and approve the merger. As the owner of approximately 63.3% of the outstanding common stock of NCPM as of the record date, NCO Group owns sufficient shares to adopt the merger agreement and approve the merger. NCO Group and NCPM have scheduled special meetings for their respective shareholders and stockholders to vote on the merger. YOUR VOTE IS VERY IMPORTANT.

     Whether or not you plan to attend the special meetings for NCO Group or NCPM, please take the time to vote by completing and mailing the enclosed proxy card in the enclosed postage paid envelope. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the merger. The time and place of the NCO Group and NCPM special meetings are provided below on the respective notices of special meetings that follow.

     Only holders of record of NCO Group and NCPM common stock as of [   ,
2004], are entitled to attend and vote at the special meetings. Both the NCO Group and NCPM special
meetings will take place on [   , 2004]. The time and place of the special
meetings are as follows:



     For NCO Group shareholders:                          For NCPM stockholders:
     ---------------------------                          ----------------------
     [Time/Date]                                                [Time/Date]
     [Place]                                                    [Place]




     This joint proxy statement/prospectus provides you with detailed information about the proposed merger. We encourage you to read this entire document carefully. In addition, you may obtain information about NCO Group and NCPM from documents that we have filed with the SEC. See "Where You Can Find More Information" on page 34.
                              --------------------

     For a more complete description of the merger, the terms and conditions of the merger and risk factors relating to investing in NCO Group common stock, see "The Merger" beginning on page 4 and "Risk Factors" beginning on page 20.

     NCO Group's common stock trades on The Nasdaq National Market under the symbol "NCOG."
                              --------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.
                              --------------------

     This Joint Proxy Statement/Prospectus is dated ______ [   ], 2004 and is
first being mailed to shareholders of NCO Group and stockholders of NCPM on or
about _____ [   ], 2004.

                                NCO GROUP, INC.
                              507 Prudential Road
                          Horsham, Pennsylvania 19044
                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON ________, 2004

To the shareholders of NCO Group, Inc.:

     NOTICE IS HEREBY GIVEN that a special meeting of shareholders of NCO
Group, Inc. a Pennsylvania corporation, will be held on _______, 2004, at [   ]
a.m. (local time), at the [     ] for the following purposes:

     1. To consider and vote upon a proposal to adopt the merger agreement dated as of December 12, 2003 among NCO Group, Inc., referred to as NCO Group, NCPM Acquisition Corporation, a wholly-owned subsidiary of NCO Group, and NCO Portfolio Management, Inc., referred to as NCPM, and approve the merger contemplated thereby, pursuant to which NCPM will become a wholly-owned subsidiary of NCO Group, and each outstanding share of NCPM common stock, other than shares owned by NCO Group, will be converted into NCO Group common stock, as more fully described in the accompanying joint proxy statement/ prospectus; and

     2. To act upon such other matters, as may properly come before the special meeting or at any adjournments or postponements thereof.

     A copy of the merger agreement is set forth as Annex A to the accompanying joint proxy statement/prospectus.

     We cannot complete the merger unless shareholders of NCO Group and the stockholders of NCPM vote to adopt the merger agreement. Holders of NCO Group common stock have no dissenters' or appraisal rights under Pennsylvania law in connection with the merger.

     Only holders of record of NCO Group common stock as of the close of business on _____, 2004 are entitled to notice of, and to vote at, the special meeting of shareholders and any adjournments or postponements thereof. Each share of NCO Group common stock is entitled to one vote per share on all matters.

     If the NCO Group special meeting is adjourned for one or more periods aggregating at least 15 days because of the absence of a quorum, those shareholders entitled to vote who attend the reconvened special meeting, if less than a quorum as determined under applicable law, shall, nevertheless constitute a quorum for the purpose of acting upon any matter set forth in this Notice of Special Meeting.

     You should consider the matters discussed under "Risk Factors" relating to the merger commencing on page 20 of the enclosed joint proxy statement/ prospectus before voting. Please carefully review the entire joint proxy statement/prospectus.

     After careful consideration, NCO Group's board of directors has approved the merger agreement and recommends that you vote "FOR" the adoption of the merger agreement and approval of the merger.

     Whether or not you plan to attend the special meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed post-paid envelope. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the merger.

     Thank you for your cooperation.

                         By Order of the Board of Directors
                          ------------------------------------------------------
                         Michael J. Barrist
                         Chairman of the Board, President and Chief Executive
                         Officer


     Your vote is very important. Whether or not you plan to attend the NCO Group special meeting of shareholders in person, please complete, date, sign and return promptly the enclosed proxy in the accompanying postage-paid envelope. You may revoke your proxy at any time prior to its exercise in the manner provided on page 39 in the accompanying joint proxy statement/prospectus.

                         NCO PORTFOLIO MANAGEMENT, INC.
                             1804 Washington Blvd.
                                   Dept. 200
                           Baltimore, Maryland 21230
                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON ________, 2004

To the stockholders of NCO Portfolio Management, Inc.:

     NOTICE IS HEREBY GIVEN that a special meeting of stockholders of NCO Portfolio Management, Inc. a Delaware corporation, will be held on _______,
2004, at [   ] a.m. (local time), at the [     ] for the following purposes:

     1. To consider and vote upon a proposal to adopt the merger agreement dated as of December 12, 2003 among NCO Group, Inc., referred to as NCO Group, NCPM Acquisition Corporation, a wholly-owned subsidiary of NCO Group, and NCO Portfolio Management, Inc., referred to as NCPM, and approve the merger contemplated thereby, pursuant to which NCPM will become a wholly-owned subsidiary of NCO Group, and each outstanding share of NCPM common stock, other than shares owned by NCO Group, will be converted into NCO Group common stock, as more fully described in the accompanying joint proxy statement/ prospectus; and

     2. To act upon such other matters, as may properly come before the special meeting or at any adjournments or postponements thereof.

     A copy of the merger agreement is set forth as Annex A to the accompanying proxy statement/prospectus.

     We cannot complete the merger unless stockholders of NCPM and shareholders of NCO Group vote to adopt the merger agreement and approve the merger. Holders of NCPM common stock have no dissenters' or appraisal rights under Delaware law in connection with the merger.

     Only holders of record of NCPM common stock as of the close of business on _____, 2004 are entitled to notice of, and to vote at, the special meeting of stockholders and any adjournments or postponements thereof. Each share of NCPM common stock is entitled to one vote per share on all matters.

     You should consider the matters discussed under "Risk Factors" relating to the merger commencing on page 20 of the enclosed joint proxy statement/ prospectus before voting. Please carefully review the entire joint proxy statement/prospectus.

     After careful consideration, and upon the recommendation of a special committee of NCPM's independent directors, NCPM's board of directors has approved the merger agreement and recommends that you vote "FOR" the adoption of the merger agreement and approval of the merger.

     Whether or not you plan to attend the special meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed post-paid envelope. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the merger.

     Please do not send any stock certificates at this time. Thank you for your cooperation.

                    By Order of the Board of Directors
                     -----------------------------------------------------------
                    Michael J. Barrist
                    Chairman of the Board, President and Chief Executive
                    Officer


     Your vote is very important. Whether or not you plan to attend the NCO Portfolio Management special meeting of stockholders in person, please complete, date, sign and return promptly the enclosed proxy in the accompanying postage-paid envelope. You may revoke your proxy at any time prior to its exercise in the manner provided on page 42 in the accompanying joint proxy statement/prospectus.

                                Table of Contents


Questions and Answers About the NCO Group/NCPM Merger.................         1
Summary...............................................................         4
          The Merger..................................................         4
          Adoption of the Merger Agreement............................         7
          Reasons for the Merger......................................         7
          The Companies...............................................         8
          Recent Developments ........................................         8
Selected Historical and Pro Forma Financial Data of NCO Group, Inc....        13
Selected Historical Financial Data of NCPM............................        15
Market Price Information..............................................        16
Dividend Policies.....................................................        18
Comparative Per Share Data............................................        18
Risk Factors..........................................................        20
          Risks Related to the Merger.................................        20
          Risks Related to NCO Group's Business.......................        23
          Risks Related to NCPM's Business............................        29
          Risks Related to RMH's Business.............................        30
Where You Can Find More Information...................................        34
Forward-Looking Statements............................................        36
NCO Group Special Meeting of Shareholders.............................        36
NCPM Special Meeting of Stockholders..................................        40
The Merger............................................................        42
          Material Terms of the Merger Agreement......................        43
          Exchange Procedures for NCPM Stock..........................        50
          Opinion of Financial Advisor to NCO Group...................        50
          Deutsche Bank's Financial Analysis..........................        52
          Opinion of Financial Advisor to NCPM........................        58
          Background of the Merger....................................        66
          NCO Group's Reasons for the Merger; Recommendation of
               NCO Group's Board of Directors.........................        71
          The Special Committee's Reasons for the Merger..............        72
          The Special Committee's Beliefs Regarding the Fairness of
               the Merger.............................................        72
          Interests of NCPM's Management and Stockholders in the
               Merger.................................................        75
          Ownership of NCO Group Following the Merger.................        76
          Board of Directors and Management of NCO Group Upon
               Consummation of the Merger.............................        76
          Resale of NCO Group Common Stock............................        76
          No Dissenters' or Appraisal Rights for NCO Group
               Shareholders or NCPM Stockholders......................        77
          Material Federal Income Tax Consequences of the Merger......        77
          Accounting Treatment........................................        79
          Listing of NCO Group Common Stock on Nasdaq.................        79
          Information Concerning NCPM.................................        79
NCPM COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT............................................................        80
Comparison of Stockholder's Rights....................................        82
          Authorized Capital..........................................        82
          Special Meetings of Shareholders and Stockholders; Action by
               Written Consent........................................        82
          Size, Classification and Qualifications of the Board of
               Directors..............................................        82
          Removal of Directors........................................        83


                                       i

          Amendment of Governing Documents............................        83
          Anti-Takeover Provisions....................................        84
Legal Matters.........................................................        87
Experts...............................................................        87
Pro Forma Combined Condensed Financial Statements.....................        88
Index to Financial Statements.........................................       F-1
Annex A   - Merger Agreement
Annex B   - Fairness Opinion of Financial Advisor to NCO Group
Annex C   - Fairness Opinion of Financial Advisor to NCPM
Annex D   - NCPM Annual Report on Form 10-K for the Fiscal Year Ended
            December 31, 2002
Annex E   - NCPM Quarterly Report on Form 10-Q for the Period Ended
            September 30, 2003
Annex F   - Form of Indemnification Agreement


This joint proxy statement/prospectus incorporates by reference documents containing important business and financial information about NCO Group that is not included in or delivered with this joint proxy statement/prospectus. Copies of any of these documents are available without charge, except for exhibits, to any person to whom this joint proxy statement/prospectus is delivered, upon written or oral request. Written requests for documents relating to NCO Group should be directed to Steven L. Winokur, Executive Vice President, Finance, Chief Financial Officer and Treasurer, NCO Group, Inc., 507 Prudential Road, Horsham, Pennsylvania 19044, and telephone requests may be directed to Mr. Winokur at (215) 441-3000. Written requests for documents relating to NCPM should be directed to Richard J. Palmer, Senior Vice President, Chief Financial Officer and Treasurer, NCO Portfolio Management Inc., 1804 Washington Blvd., Department 200, Baltimore, Maryland 21230, and telephone requests may be directed to Mr. Palmer at (443) 263-3181.

If you would like to request any documents, please do so by , 2004 in order to receive them before the special meeting.

See "Where You Can Find More Information" for more information about the documents referred to in this joint proxy statement/prospectus.

             Questions and Answers About the NCO Group/NCPM Merger

Q.   What is the proposed transaction?

A. NCO Group and its wholly-owned subsidiary, NCPM Acquisition Corporation, have reached an agreement with NCPM to acquire the shares of common stock of NCPM not already owned by NCO Group by merging NCPM with and into NCPM Acquisition Corp. NCO Group currently owns approximately 63.3% of the outstanding stock of NCPM. When the merger is completed, shares of NCPM common stock held by stockholders other than NCO Group, also referred to as NCPM minority stockholders, will be deemed cancelled and converted into NCO Group common stock.

Q.   What do I need to do now?

A. After reading this joint proxy statement/prospectus, if you are an NCO Group shareholder or an NCPM stockholder, sign your respective proxy card, mark your vote on it, and mail it using the enclosed postage-paid envelope as soon as possible so that your shares may be represented at the applicable special meeting.

Q.   When and where are the special meetings?

A.   The NCO Group special meeting will take place on [    ] at [    ]. The
     NCPM special meeting with take place on [    ] at [    ].

Q.   Who can vote at the special meetings?

A. Only shareholders of record of NCO Group common stock and stockholders of record of NCPM common stock as of the close of business on [ , 2004], are entitled to attend and vote at the special meetings.

Q. What vote is required to adopt the merger agreement and approve the merger? Is my vote important?

A. Adoption of the merger agreement and approval of the merger by NCO Group shareholders will require the affirmative vote of a majority of the votes that are cast by holders of NCO Group common stock at the special meeting. Abstentions and "broker non-votes" will not count as a vote against the merger agreement.

     Adoption of the merger agreement and approval of the merger by NCPM stockholders will require the affirmative vote of a majority of the NCPM common stock outstanding on the record date. Abstentions and "broker non-votes" will have the effect of a vote against the merger agreement.

     You should be aware that NCO Group has indicated that it intends to vote in favor of adoption of the merger agreement and approval of the merger at the special meeting of stockholders to be held by NCPM. NCO Group owns approximately 63.3% of the outstanding common stock of NCPM as of the record date. Such shares are more than sufficient to approve the merger agreement by the NCPM stockholders even if all other NCPM stockholders vote against the proposal.

Q. If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A. Your broker will vote your shares with respect to the merger only if you provide instructions on how to vote by completing and returning the proxy card provided to you by your broker.

Q.   Can I change my vote after I have mailed my proxy card?

A. Yes. Just send in a later-dated, signed proxy card before your special meeting or attend your special meeting in person and vote. The last vote received chronologically will supercede any prior vote.

Q.   Will I have appraisal or dissenters' rights?

A. No. Neither NCO Group shareholders nor NCPM stockholders will have appraisal or dissenters' rights with respect to the proposed merger. See "NCO Group Special Meeting of Shareholders" beginning on page 36 of this joint proxy statement/prospectus and "NCPM Special Meeting of Stockholders" beginning on page 40 of this joint proxy statement/ prospectus.

Q.   When do you expect the merger to be completed?

A. We expect to complete the merger as soon as possible after NCO Group's and NCPM's special meetings of stockholders (which are each expected to be held in the first quarter of 2004) and after all of the conditions of the merger have been satisfied or waived.

Q.   What will NCPM stockholders receive in the merger?

A. Upon successful completion of the merger, NCPM minority stockholders will be entitled to receive 0.36187 shares of NCO Group common stock for each share of NCPM common stock held. If the average closing sale price of NCO Group's common stock for the ten trading day period ending on the second trading day preceding the merger closing date is less than $21.50, NCO Group may adjust the exchange ratio as described more fully on page 43 of this joint proxy statement/prospectus. If NCO Group does not adjust the exchange ratio, NCPM may terminate the merger agreement.

     Cash will be paid in lieu of fractional shares of NCO Group. NCPM stock options will be converted into NCO Group stock options with the number of shares subject to the option and the exercise price per share to be adjusted based upon the merger exchange ratio.

     Please refer to page 43 for more information regarding the merger exchange ratio and the treatment of NCPM's stock options.

Q. Is NCO Group's financial condition relevant to my decision to vote my NCPM shares in favor of the merger?

A. Yes. Since shares of NCPM common stock will be exchanged in the merger for shares of NCO Group common stock, you should consider the risks related to NCO Group's business and financial condition before you decide how to vote your shares of NCPM common stock with respect to the merger. In considering NCO Group's business and financial condition, you should review carefully the information in this joint proxy statement/prospectus and the documents incorporated by reference in this joint proxy statement/prospectus because they contain detailed business, financial and other information about NCO Group.

Q. Are there risks I should consider in deciding whether to vote for the merger?

A. Yes. We have described some of the risk factors you should consider under the heading "Risk Factors" beginning on page 20 of this joint proxy statement/prospectus.

Q    What will NCO Group shareholders receive in the merger?

A. NCO Group shareholders will keep their current stock holdings in NCO Group, although their percentage ownership will be diluted as a result of the issuance of NCO Group common stock to NCPM stockholders.

Q.   Should NCPM stockholders send in their stock certificates now?

     No. After completion of the merger, NCO Group will send to NCPM stockholders written instructions for exchanging their NCPM stock certificates.

Q. Will the shares of NCO Group common stock I would be entitled to receive in the proposed merger as an NCPM stockholders be listed on The Nasdaq National Market?

A.   Yes.

Q.   What are the tax consequences of the merger to an NCPM stockholder?

A. We have structured the merger so that, as a general matter, you should not recognize any gain or loss for federal income tax purposes in the merger. Each NCPM stockholder receiving NCO Group common stock in the merger will not recognize any gain or loss as a result of the receipt of NCO Group common stock in the merger. A NCPM stockholder receiving cash in lieu of fractional shares will generally recognize capital gain or loss upon such payment, equal to the difference, if any, between such NCPM stockholder's tax basis in the fractional share and the amount of cash received. We have conditioned the completion of the merger on our receipt of legal opinions that this is the case.

     The United States federal income tax consequences described above may not apply to some holders of NCPM common stock, including some types of holders specifically referred to on page 77. Tax matters are very complicated and the tax consequences of the merger to you will depend on the facts of your own situation. You should consult your tax advisors for a full understanding of the tax consequences of the merger to you.

Q.   Will I receive dividends after the merger?

A. Historically, NCO Group has not paid dividends. NCO Group does not anticipate paying cash dividends on its common stock in the foreseeable future. In addition, NCO Group's credit agreement prohibits NCO Group from paying cash dividends without the lender's prior consent. NCO Group currently intends to retain future earnings to repay current debt, finance its operations and fund the growth of its business. Any payment of future dividends will be at the discretion of the NCO Group's board of directors and will depend upon, among other things, NCO Group's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other factors that the NCO Group board of directors deems relevant.

Q. What is the relationship between the pending acquisition of RMH Teleservices, Inc., referred to as RMH, by NCO Group and the acquisition of the minority stockholders' interests of NCPM?

A. The two transactions are not connected, and information in this joint proxy statement/prospectus does not reflect the RMH transaction. If the RMH transaction closes, NCO Group will issue approximately 3.4 million shares of its common stock to RMH shareholders, which will have a dilutive effect on the percentage of shares of NCO Group held by former NCPM stockholders after the merger.

Q.   Whom should I call with questions?

A. Shareholders of NCO Group should call Steven L. Winokur, Executive Vice President and Chief Financial Officer of NCO Group, at (215) 441-3000 with any questions about the proposed merger.

     Stockholders of NCPM should call Richard J. Palmer, Senior Vice President and Chief Financial Officer of NCPM, at (443) 263-3181 with any questions about the proposed merger.

                                    Summary


     This summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger more fully, and for more complete descriptions of the legal terms of the merger, you should read carefully this entire joint proxy statement/prospectus, including the merger agreement and the opinions of Deustche Bank Securities Inc. and JMP Securities LLC, financial advisors to NCO Group and NCPM, respectively, that are attached to this joint proxy statement/prospectus as Annexes A, B and C, respectively, and the other documents to which we have referred you. See "Where You Can Find More Information" on page 34.


                                   The Merger

     The merger agreement is attached as Annex A to this joint proxy statement/prospectus. We encourage you to read the merger agreement because it is the legal document that governs the merger.

     As a result of the merger, NCPM will become a wholly-owned subsidiary of NCO Group, and NCPM common stock (other than NCPM shares owned by NCO Group) will be exchanged for NCO Group common stock as described below.

     In September 2003, NCPM's board of directors established a special committee consisting of its four disinterested directors to evaluate and negotiate the terms of the proposed transaction.

     Deutsche Bank Securities Inc. has issued an opinion to NCO Group's board of directors that the merger consideration is fair from a financial point of view to NCO Group. (see pages 50 to 52)

     In deciding to approve the merger, NCO Group's board of directors considered, among other factors, the opinion from its financial advisor, Deutsche Bank Securities Inc., that the merger consideration is fair, from a financial point of view, to NCO Group. This opinion is attached as Annex B to this joint proxy statement/prospectus. If you are an NCO Group shareholder, we encourage you to read this opinion.

     JMP Securities LLC has issued an opinion to the special committee of NCPM's board of directors that the merger consideration is fair from a financial point of view to the stockholders of NCPM, other than NCO Group. (see pages 58 to 60)

     In deciding to recommend approval of the merger, the special committee considered, among other factors, the opinion from its financial advisor, JMP Securities LLC., that the merger consideration is fair, from a financial point of view, to the stockholders of NCPM, other than NCO Group. This opinion is attached as Annex C to this joint proxy statement/prospectus. If you are an NCPM stockholder we encourage you to read this opinion.

     Following the merger, NCPM stockholders will own approximately 6.5% of the outstanding common stock of NCO Group. (see page 76)

     Assuming that the exchange ratio in the merger is 0.36187 of a share NCO Group's common stock for each one share of NCPM common stock held, it is anticipated that NCO Group will issue approximately 1.8 million shares of NCO Group common stock to NCPM's minority stockholders in the merger. It is also anticipated that NCO Group will reserve for issuance approximately 259,000 additional shares of NCO Group common stock upon the exercise of currently outstanding options to purchase NCPM common stock to be assumed by NCO Group in the merger. Based on the number of shares of NCO Group common stock issued and outstanding on February 11, 2004 and the number of shares of NCO Group common stock anticipated to be issued in the merger, excluding shares subject to options to be assumed by NCO Group, following the merger existing NCO Group shareholders will own approximately 93.5% and former NCPM minority stockholders will own approximately 6.5% of the outstanding common stock of NCO Group.

     The board of directors and management of NCO Group following the merger will be comprised of the current directors and officers of NCO Group. (see page 76)

     When the merger is complete, NCO Group will continue to be managed by its current directors and officers.

     NCPM directors, officers and others may have interests in the merger that are different from your interests. (see page 75)

     In considering the recommendation of the NCPM board of directors with respect to the proposed merger, you should note that NCPM's officers, directors and/or affiliates of NCPM have interests in the merger that may be different from or in addition to the interests of you generally, including the following:

   o NCO Group owns 63.3% of the outstanding common stock of NCPM.

   o NCPM's directors and executive officers beneficially own approximately 2.8% of the outstanding common stock of NCPM voting common stock, excluding options, substantially all of which is owned by Mr. Michael J. Barrist, the chairman of the board, president and chief executive officer of NCPM and NCO Group. In addition, Mr. Barrist beneficially owns approximately 7.5% of the common stock of NCO Group, excluding options.

   o NCPM's directors, officers and certain employees currently hold options to purchase 715,500 shares of NCPM common stock. Upon completion of the merger, holders of NCPM options will be entitled to receive NCO Group options and, upon the exercise of their NCO Group options, a number of shares of NCO Group common stock determined based on the merger exchange ratio.

   o Members of the Special Committee of the board of directors of NCPM received a fee for service on such committee.

   o Mr. Barrist will remain as the president and chief executive officer of NCO Group and NCPM after the merger and the other executive officers of NCPM will continue as employees.

   o All of the directors and officers of NCPM will also receive indemnification and directors and officers liability insurance coverage under the merger agreement. NCO Group will enter into indemnification agreements with each of the directors of NCPM who served as members of the special committee.

     The boards of directors of NCO Group and NCPM were aware of these interests at the time the merger was approved.

     The consummation of the merger is subject to the satisfaction or waiver of various conditions. (see pages 47 to 49)

     The completion of the merger depends upon the satisfaction or waiver of a number of conditions. These conditions include, among others, the following:

   o the merger must have been approved by the NCO Group shareholders and NCPM stockholders;

   o NCO Group and NCPM must have received an opinion from their respective counsel that the merger will be treated as a tax-free reorganization for U.S. federal income tax purposes;

   o Since the date of the merger agreement, there must not have been any material adverse effect on the business, condition, capitalization, assets, liabilities, operations, revenues, results of operations, cash flows, financial performance or prospects of NCPM and its subsidiaries or on the ability of each to consummate the merger; and

   o The absence of litigation relating to the merger of NCPM.

     There can be no assurance that the conditions to the consummation of the merger will be satisfied or waived.

     Under the merger agreement, NCPM agreed that it and its subsidiaries will not solicit alternative takeover proposals. (see page 46)

     NCPM has agreed that neither it nor its subsidiaries will solicit, initiate, knowingly encourage or participate in any negotiations concerning or enter into any letter of intent, agreement in principle, acquisition or similar agreement relating to, or recommend, any alternative takeover proposal. However, in the event that prior to the adoption of the merger agreement and approval of the merger by NCPM's stockholders, a potential acquiror has made an unsolicited takeover proposal, which is reasonably likely to lead to a superior proposal, as defined on page 46, NCPM, subject to certain restrictions may furnish information with respect to NCPM and its subsidiaries to the potential acquiror and participate in discussions regarding the takeover proposal to the extent that the NCPM board of directors determines in good faith that the failure to do so would violate its fiduciary duties under applicable law.

     The merger agreement may be terminated in a limited number of circumstances. (see pages 49 to 50)

     NCO Group and NCPM can agree to terminate the merger agreement without completing the merger, and either NCO Group or NCPM can terminate the merger agreement under various circumstances, including if NCPM stockholder approval is not obtained, if the merger is not completed by June 30, 2004, upon a breach of the merger agreement by the other party or if the other party's representations and warranties become inaccurate and the breaching party fails to cure the breach within 15 business days after receiving notice of the breach.

     NCPM can terminate the merger agreement if the average closing sale price of NCO Group common stock during the 10 trading day period ending on the second trading day preceding the closing date of the merger is less than $21.50 per share and NCO Group does not elect to adjust the merger exchange ratio.

     NCO Group can terminate the merger if:

   o the NCPM board of directors does not recommend or has withdrawn or adversely amended or modified its recommendation to the NCPM stockholders in favor of the approval of the merger;

   o NCPM enters into another acquisition agreement concerning any sale of assets or stock, or merger, consolidation or similar transaction, with a party other than NCO Group;

   o a tender or exchange offer is commenced and NCPM does not send a statement to its stockholders and, if applicable, optionholders, disclosing that NCPM recommends rejection of the tender or exchange offer; or

   o if NCO Group shareholder approval is not obtained at the special meeting of NCO Group shareholders.

     NCO Group or NCPM may decide not to exercise their respective rights to terminate the merger agreement even if their right to terminate is triggered.

     For accounting purposes, NCO Group and NCPM will be treated as if the combination occurred on the closing date of the merger. (see page 79)

     For accounting and financial reporting purposes, the merger will be accounted for using the purchase method of accounting, which means that the companies will be treated as if the combination occurs on the closing date. Following the completion of the merger, NCO Group will adjust the 36.7% minority interest component of the assets and liabilities of NCPM to the fair value in NCO Group's consolidated balance sheet and will no longer record the

36.7% minority interest component of NCPM's income after the closing date in NCO Group's consolidated statement of income.

                        Adoption of the Merger Agreement

     The merger cannot be completed unless the shareholders of NCO Group and the stockholders of NCPM vote to adopt the merger agreement and approve the merger.

     Based on his ownership of NCPM common stock, Michael J. Barrist, the chairman of the board, president and chief executive officer of each of NCO Group and NCPM, will receive approximately 7.7% of the NCO Group common stock issued to NCPM minority stockholders in the merger, excluding options. Given such ownership interest by Mr. Barrist, Nasdaq listing rules require that the merger agreement be approved by the affirmative vote of a majority of NCO Group votes cast on the proposal. On [ ], the record date, there were 26,035,000 shares of NCO Group common stock outstanding, each of which will be entitled to one vote.

     As of the record date, the directors and executive officers of NCO Group beneficially own approximately 10.7% of the NCO Group common stock entitled to vote on the merger agreement, excluding options.

     In addition, the affirmative vote of a majority of NCPM's outstanding common stock is required to adopt the merger agreement and approve the merger. On [ ], the record date, there were [13,576,519] shares of NCPM common stock outstanding, each of which will be entitled to one vote.

     As of the record date, the directors and executive officers of NCPM beneficially own approximately 2.8% of the NCPM common stock entitled to vote on the merger agreement, excluding options. NCO Group owns approximately 63.3% of NCPM common stock entitled to vote on the merger agreement.

     NCO Group has indicated that it currently intends to vote the shares of NCPM common stock that it owns in favor of the merger agreement at the special meeting of NCPM's stockholders. Such shares are more than sufficient to approve the merger agreement by the NCPM stockholders. We cannot assure you that NCO Group will vote the shares in favor of the merger.

     Listing of NCO Group's Common Stock on Nasdaq

     The shares of NCO Group common stock issued in connection with the merger will be listed on The Nasdaq National Market.

     The NCO Group board of directors recommends that NCO Group shareholders vote "FOR" the adoption of the merger agreement and approval of the merger.

     The NCO Group board of directors believes that the merger is in the best interest of its shareholders and recommends that its shareholders vote "FOR" the proposal to adopt the merger agreement and approve the merger.

     The NCPM board of directors recommends that NCPM stockholders vote "FOR" the adoption of the merger agreement and approval of the merger.

     The NCPM board of directors believes that the merger is in the best interest of its stockholders and recommends that its stockholders vote "FOR" the proposal to adopt the merger agreement and approve the merger.

                             Reasons for the Merger

NCO Group

     The NCO Group board of directors believes that the merger will be beneficial to NCO Group and its shareholders because, among other reasons:

   o The combined company will be able to more effectively pursue, in a coordinated manner, strategic growth opportunities and other expansion strategies, in part due to improved integration and coordination between NCO Group and NCPM;

   o The elimination of the potential for conflicts of interest between the companies, will enable management to focus time and resources on the combined businesses and more fully exploit the combined assets;

   o Reductions in costs associated with maintaining NCPM's status as a public company are possible; and

   o The elimination of the responsibilities of running NCPM as a public company should allow management more time to focus on the day-to-day operations of NCPM's business.

     To review NCO Group's reasons for the merger in greater detail, see page
71.

NCPM

     The NCPM board of directors recommends the merger because the board of directors believes that the merger provides benefits to NCPM's minority stockholders, including:

   o The ability of NCPM's minority stockholders to receive a significant premium over the historic market price levels of NCPM common stock;

   o The ability of NCPM's minority stockholders, through the ownership of NCO Group common stock to participate in a company that will have a more liquid market for its stock than the market for NCPM common stock.

   o The ability for NCO Group and NCPM to realize synergies in the form of cost savings.

   o The limited strategic alternatives available to NCPM.

     To review NCPM's reasons for the merger in greater detail, see page 72.

                                 The Companies

NCO Group, Inc.
507 Prudential Road
Horsham, Pennsylvania 19044
(215) 441-3000

     NCO Group, a Pennsylvania corporation, is the largest provider of accounts receivable management and collection services in the world. NCO Group provides services to clients in the financial services, healthcare, retail and commercial, utilities, education, telecommunications, and government sectors.

NCO Portfolio Management, Inc.
1804 Washington Blvd., Dept. 200
Baltimore, Maryland 21230
(443) 263-3181

     NCPM, a Delaware corporation, purchases and manages investments in past due accounts receivable from consumer creditors such as banks. NCO Group currently owns approximately 63.3% of the outstanding stock of NCPM.

                              Recent Developments

Proposed merger of NCO Group and RMH Teleservices, Inc.

     On November 18, 2003, NCO Group and RMH, a provider of customer relationship management services, announced that they entered into an agreement by which RMH would be merged with a wholly-owned subsidiary of NCO Group. Pursuant to the proposed merger, NCO Group would acquire RMH in a transaction expected to be tax-free to the stockholders of RMH.

     Under the RMH merger agreement, as amended, RMH's shareholders will receive 0.2150 shares of NCO Group common stock for each share of RMH common stock. The transaction is subject to a collar arrangement. It is anticipated that NCO Group will issue approximately 3.4 million shares of NCO Group common stock to RMH's shareholders. It is also anticipated that NCO Group will issue approximately 593,000 additional shares of NCO Group common stock upon the exercise of currently outstanding options and warrants to purchase RMH common stock to be assumed by NCO Group in the merger.

     We have assumed for all purposes in this joint proxy statement/ prospectus, that the shares to be issued in the proposed merger of NCO Group and RMH are not issued and outstanding.

RMH Shareholder Suit

     On December 3, 2003, a shareholder class action suit was filed against RMH and certain of RMH's officers and directors in the Delaware County, Pennsylvania Court of Common Pleas seeking the recovery of damages and other remedies caused by the alleged violation of fiduciary duties by members of RMH's board of directors relating to the proposed merger with NCO Group. The suit alleges that the defendants favored interests other than those of RMH's public shareholders and failed to take reasonable steps designed to maximize shareholder value with respect to the proposed merger with NCO Group. At this time, it is too early to form a definitive opinion concerning the ultimate outcome of this litigation. NCO Group has been advised that management of RMH believes that the case is without merit and plans to vigorously defend RMH against this claim.

RMH's Form 10-K for the Fiscal Year Ended September 30, 2003 Contained an Auditor's Report with an Explanatory Paragraph Regarding RMH's Ability to Continue as a Going Concern

     The report of RMH's independent auditors on its financial statements for the year ended September 30, 2003, states that RMH's recurring losses from operations, uncertainty regarding the ability to remain in compliance with restrictive debt covenants under the revolving credit facility, and uncertainty regarding the ability to obtain additional financing to fund RMH's operations and capital requirements raise substantial doubt about RMH's ability to continue as a going concern. After the completion of the merger, RMH will become a wholly-owned subsidiary of NCO Group. As such, RMH will have access to NCO Group's capital resources to fund its operations and capital requirements.

SOP 03-3 -- Accounting for Certain Loans or Debt Securities Acquired in a
Transfer

     NCPM currently follows the accounting guidance in Practice Bulletin #6 for the accounting for purchased receivable portfolios. Practice Bulletin #6 has been superseded by SOP 03-3 -- Accounting for Certain Loans or Debt Securities Acquired in a Transfer. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. SOP 03-3 applies to all companies that acquire loans for which it is probable at the acquisition date that all contractual amounts due under the acquired loans will not be collected. SOP 03-3 addresses accounting for differences between contractual and expected future cash flows from an investor's initial investment in certain loans when such differences are attributable, in part, to credit quality. The SOP also addresses such loans acquired in purchased business combinations.

     SOP 03-3 limits the revenue that may be accrued to the excess of the estimate of expected future cash flows over a portfolio's initial cost of accounts receivable acquired. SOP 03-3 requires that the excess of the contractual cash flows over expected future cash flows not be recognized as an adjustment of revenue, expense, or on the balance sheet. SOP 03-3 freezes the internal rate of return, referred to as IRR, originally estimated when the accounts receivable are purchased for subsequent impairment testing. Rather than lower the estimated IRR if the original collection estimates are not received, the carrying value of a portfolio is written down to maintain the original IRR. Increases in expected cash flows are to be recognized prospectively through adjustment of the IRR over a portfolio's remaining life. NCPM is in the process of determining the effect SOP 03-3 will have on its financial position and results of operations.

NCO Group Earnings Release

     On February 9, 2004, NCO Group reported unaudited results of operations for the three months ended December 31, 2003 and the year-ended December 31, 2003:



                                 NCO Group, Inc.
                             Selected Financial Data
                  (in thousands, except for per share amounts)

Statements of Income:

                                                                         For the Three Months        For the Year
                                                                                Ended                   Ended
                                                                             December 31,            December 31,
                                                                       ---------------------  ------------------------
                                                                          2002       2003        2002         2003
                                                                       ----------  ---------  -----------  -----------
Revenue                                                                $  172,225  $ 187,606  $   703,450  $   753,816

Operating costs and expenses                                              155,527    165,714      612,401      664,265
                                                                       ----------  ---------  -----------  -----------
Income from operations                                                     16,698     21,892       91,049       89,551

Other income (expense)                                                    (4,579)    (4,756)     (17,970)     (17,943)
                                                                       ----------  ---------  -----------  -----------
Income before income taxes                                                 12,119     17,136       73,079       71,608

Income tax expense                                                          4,589      6,071       27,702       26,732
                                                                       ----------  ---------  -----------  -----------
Income from operations before minority interest                             7,530     11,065       45,377       44,876

Minority interest                                                           (726)      (811)      (3,218)      (2,430)
                                                                       ----------  ---------  -----------  -----------
Net income                                                             $    6,804  $  10,254  $    42,159  $    42,446
                                                                       ==========  =========  ===========  ===========
Net income per share:
   Basic                                                               $     0.26  $    0.39  $      1.63  $      1.64
                                                                       ==========  =========  ===========  ===========
   Diluted                                                             $     0.26  $    0.37  $      1.54  $      1.54
                                                                       ==========  =========  ===========  ===========
Weighted average shares outstanding:
   Basic                                                                   25,908     25,981       25,890       25,934
   Diluted                                                                 29,717     30,149       29,829       29,895

Selected Balance Sheet Information:

                                                                 As of December 31,
                                                          -----------         -----------
                                                             2002                 2003
                                                          -----------         -----------
Cash and cash equivalents                                 $    25,159         $    45,644
Current assets                                                215,226             229,452
Total assets                                                  966,281             946,111
Current liabilities                                           107,009             126,674
Long-term debt, net of current portion                        334,423             245,158
Shareholders' equity                                          435,762             490,417

NCPM Earnings Release

    On February 9, 2004, NCPM reported unaudited results of operations for the three months ended December 31, 2003 and the year-ended December 31, 2003:

                         NCO Portfolio Management, Inc.
                             Selected Financial Data
                    (in thousands, except per share amounts)

Statements of Income:


                                                                        For the three months ended       For the year ended
                                                                                 December 31,               December 31,
                                                                              2002         2003          2002          2003
                                                                           ---------     ---------     ---------     ---------

Revenue                                                                    $  16,663    $   20,289      $ 63,379    $   75,456
Operating costs and expenses:                                                 11,477        14,234        42,115        55,725
                                                                           ---------     ---------       -------     ---------
Income from Operations                                                         5,186         6,055        21,264        19,731
Other income (expense)                                                       (2,007)       (2,447)       (7,200)       (8,855)
                                                                           ---------     ---------       -------     ---------
Income before income tax expense                                               3,179         3,608        14,064        10,876
Income tax expense                                                             1,186         1,327         5,269         3,976
                                                                           ---------     ---------       -------     ---------
Income from operations before minority interest                                1,993         2,281         8,795         6,900
Minority interest                                                               (15)          (69)          (15)         (273)
                                                                           ---------     ---------       -------     ---------
Net income                                                                 $   1,978     $   2,212       $ 8,780     $   6,627
                                                                           =========     =========       =======     =========
Net income per share:
   Basic                                                                   $    0.15     $    0.16       $  0.65     $    0.49
                                                                           ---------     ---------       -------     ---------
   Diluted                                                                 $    0.15     $    0.16       $  0.65     $    0.49
                                                                           ---------     ---------       -------     ---------
Weighted average shares outstanding:
   Basic                                                                      13,576        13,576        13,576        13,576
   Diluted                                                                    13,576        13,597        13,577        13,582

Selected Balance Sheet Information:

                                                         As of December 31,         As of December 31,
                                                                2002                       2003
                                                        --------------------       --------------------

Cash and cash equivalents                               $              6,388       $              9,754
Purchased accounts receivable                                        148,968                    149,707
Total assets                                                         167,797                    170,396
Notes payable                                                         56,095                     57,282
Note payable - affiliate                                              36,880                     25,000
Shareholders' equity                                                  66,637                     73,381

Other Selected Financial Information:

                                                                        For the three months ended       For the year ended
                                                                                 December 31,               December 31,
                                                                              2002         2003          2002          2003
                                                                           ---------     ---------     ---------     ---------
Collections                                                                $  33,330     $  41,987     $ 116,394     $ 151,070
                                                                           ---------     ---------     ---------     ----------
Revenue from purchased accounts receivable                                 $  16,663     $  20,257     $  63,379     $  75,168
                                                                           ---------     ---------     ---------     ----------
Revenue as a percentage of collections                                            50%           48%           54%           50%
Amortization of purchased accounts receivable                              $  16,667     $  21,730     $  53,015     $  75,902
                                                                           ---------     ---------     ---------     ----------
Amortization as a percentage of collections                                       50%           52%           46%           50%
Servicing fee expenses                                                     $  10,238     $  12,599     $  35,534     $  48,832
                                                                           ---------     ---------     ---------     ----------
Servicing fee expenses as a percentage of collections                             31%           30%           31%          32%



Certain amounts as of December 31, 2002, and for the three and year ended December 31, 2002, have been reclassified to conform with 2003 presentation for comparative purposes.

Selected Historical and Pro Forma Financial Data of NCO Group, Inc.

     The historical selected financial data of NCO Group for each of the five years in the period ended December 31, 2002 are derived from the audited financial statements of NCO Group. The historical selected financial data as of September 30, 2003 and for the nine months ended September 30, 2002 and 2003, are derived from the unaudited financial statements of NCO Group and, in the opinion of the management of NCO Group, include all adjustments, consisting only of normal recurring adjustments, which are necessary to present fairly the results of operations and financial position for those periods. The results for the nine months ended September 30, 2003 for NCO Group are not necessarily indicative of the results to be expected for the full year. Historical results are not necessarily indicative of the results to be expected in the future.

     The unaudited pro forma selected financial data of NCO Group for the year ended December 31, 2002 has been prepared assuming the acquisition of Great Lakes Collections Bureau, Inc., referred to as Great Lakes, which was completed on August 18, 2002, and assuming that the pending acquisition of the minority interest of NCPM occurred on January 1, 2002.

     The unaudited pro forma selected financial data of NCO Group as of September 30, 2003, has been prepared assuming the pending acquisition of the minority interest of NCPM occurred on September 30, 2003. The unaudited pro forma selected financial data of NCO Group for the nine months ended September 30, 2003, has been prepared assuming the pending acquisition of the minority interest of NCPM occurred on January 1, 2003.

     The unaudited pro forma selected financial data does not purport to represent what NCO Group's actual results of operations or financial position would have been had the acquisitions occurred as of such dates, or to project NCO Group's results of operations or financial position for any period or date, nor does it give effect to any matters other than those described in the accompanying notes.

     The following data should be read in conjunction with NCO Group's historical consolidated financial statements and the accompanying notes; the historical financial statements and accompanying notes of NCPM and Great Lakes; the unaudited pro forma consolidated financial data and accompanying notes included under the caption "Pro Forma Combined Condensed Financial Statements;" and NCO Group's and NCPM's "Management's Discussion and Analysis of Financial Condition and Results of Operations," all of which are either incorporated by reference into or included elsewhere in this joint proxy statement/prospectus. See "Where You Can Find More Information."

     The unaudited pro forma combined condensed financial data does not reflect the proposed acquisition of RMH Teleservices, Inc. by NCO Group.

    Selected Historical and Pro Forma Financial Data of NCO Group, Inc. (1)

                 (Amounts in thousands, except per share data)

                                                                                                         For the Nine Months
                                           For the Years Ended December 31,                              Ended September 30,
                         --------------------------------------------------------------------    ----------------------------------
                                               Historical                          Pro Forma          Historical         Pro Forma
                         ------------------------------------------------------   -----------     -------------------   -----------
                           1998       1999        2000       2001        2002         2002         2002        2003         2003
                         --------   --------    --------   --------    --------   -----------    --------    --------   -----------
Statement of Income
 Data:
Revenue..............    $209,947   $460,311    $587,452   $683,873    $703,450     $731,635     $531,225    $566,210     $566,210
Operating costs and
 expenses:
 Payroll and related
 expenses............     106,787    237,709     293,292    350,634     335,405      354,669      251,469     264,506      264,506
 Selling, general and
 administrative
 expenses............      61,607    128,177     179,924    237,690     249,672      262,437      185,627     210,299      210,299
 Depreciation and
 amortization
 expenses............       8,615     21,805      32,360     38,205      27,324       28,380       19,778      23,746       23,746
 Nonrecurring
 acquisition costs...          --      4,601          --         --          --           --           --          --           --
                         --------   --------    --------   --------    --------     --------     --------    --------     --------
Income from
 operations..........      32,938     68,019      81,876     57,344      91,049       86,149       74,351      67,659       67,659
Other income
 (expense)...........      (1,794)   (16,899)    (22,126)   (23,335)    (17,970)     (22,031)     (13,391)    (13,187)     (13,187)
                         --------   --------    --------   --------    --------     --------     --------    --------     --------
Income before
 provision for income
 taxes...............      31,144     51,120      59,750     34,009      73,079       64,118       60,960      54,472       54,472
Income tax expense...      12,881     22,821      24,572     14,661      27,702       24,549       23,113      20,661       20,661
                         --------   --------    --------   --------    --------     --------     --------    --------     --------
Income from
 continuing
 operations before
 minority interest...      18,263     28,299      35,178     19,348      45,377       39,569       37,847      33,811       33,811
Minority interest....          --         --          --     (4,310)     (3,218)          --       (2,492)     (1,619)          --
                         --------   --------    --------   --------    --------     --------     --------    --------     --------
Income from
 continuing
 operations..........      18,263     28,299      35,178     15,038      42,159       39,569       35,355      32,192       33,811
Accretion of
 preferred stock to
 redemption value....      (1,604)      (377)         --         --          --           --           --          --           --
                         --------   --------    --------   --------    --------     --------     --------    --------     --------
Income from
 continuing
 operations
 applicable to common
 shareholders........      16,659     27,922      35,178     15,038      42,159       39,569       35,355      32,192       33,811
Discontinued
 operations, net of
 taxes:
 Income (loss) from
 discontinued
 operations..........          82      1,067        (975)        --          --           --           --          --           --
 Loss on disposal of
 discontinued
 operations..........          --         --     (23,179)        --          --           --           --          --           --
                         --------   --------    --------   --------    --------     --------     --------    --------     --------
Net income applicable
 to common
 shareholders........    $ 16,741   $ 28,989    $ 11,024   $ 15,038    $ 42,159     $ 39,569     $ 35,355    $ 32,192     $ 33,811
                         ========   ========    ========   ========    ========     ========     ========    ========     ========
Income from continuing operations applicable to common shareholders per share:
 Basic...............    $   0.91   $   1.22    $   1.38   $   0.58    $   1.63     $   1.43     $   1.37    $   1.24     $   1.22
                         ========   ========    ========   ========    ========     ========     ========    ========     ========
 Diluted.............    $   0.84   $   1.17    $   1.36   $   0.58    $   1.54     $   1.37     $   1.28    $   1.17     $   1.16
                         ========   ========    ========   ========    ========     ========     ========    ========     ========
Net income applicable to common shareholders per share:
 Basic...............    $   0.91   $   1.27    $   0.43   $   0.58    $   1.63     $   1.43     $   1.37    $   1.24     $   1.22
                         ========   ========    ========   ========    ========     ========     ========    ========     ========
 Diluted.............    $   0.85   $   1.22    $   0.43   $   0.58    $   1.54     $   1.37     $   1.28    $   1.17     $   1.16
                         ========   ========    ========   ========    ========     ========     ========    ========     ========
Weighted average shares outstanding:
 Basic...............      18,324     22,873      25,587     25,773      25,890       27,691       25,884      25,919       27,720
                         ========   ========    ========   ========    ========     ========     ========    ========     ========
 Diluted.............      19,758     23,799      25,842     26,091      29,829       31,673       29,867      29,811       31,655
                         ========   ========    ========   ========    ========     ========     ========    ========     ========

                                                                 December 31,                                 September 30, 2003
                                            ------------------------------------------------------        -------------------------
                                              1998        1999       2000        2001       2002          Historical     Pro Forma
                                            --------    --------   --------    --------   --------        -----------   -----------
Balance Sheet Data:
Cash and cash equivalents ...............   $ 22,528    $ 50,513   $ 13,490    $ 32,161   $ 25,159         $ 44,027       $ 44,027
Working capital .........................     31,517      65,937     76,824      97,478    105,984          102,592         98,964
Net assets of discontinued operations ...     27,740      41,492         --          --         --               --             --
Total assets ............................    410,992     791,692    781,257     928,864    966,281          966,758        980,711
Long-term debt, net of current portion ..    143,831     323,949    303,920     357,868    334,423          274,687        274,687
Minority interest .......................         --          --         --      21,213     24,427           26,046             --
Redeemable preferred stock ..............     11,882          --         --          --         --               --             --
Shareholders' equity ....................    199,465     364,888    375,464     392,302    435,762          477,001        516,899

---------------
(1) The years ended December 31, 1998, 1999, 2000 and 2001, included goodwill amortization expense, net of tax, of $4.0 million, $11.2 million, $11.8 million and $11.9 million, respectively.

Selected Historical Financial Data of NCPM

     The following selected historical financial information is only a summary and should be read in conjunction with NCPM's audited financial statements and notes thereto and NCPM's "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are incorporated by reference in this joint proxy statement/prospectus. The summary historical balance sheet data as of December 31, 2001 and 2002, and the summary historical statement of operations data for each of the years ended December 31, 2000, 2001 and 2002, have been derived from NCPM's audited financial statements, which are included in NCPM's Annual Report on Form 10-K that is attached as Annex D to this joint proxy statement/prospectus. The summary historical balance sheet data as of December 31, 1999 and 2000, and the summary historical statement of operations data for the period January 22, 1999 (date of inception) through December 31, 1999, and the years ended December 31, 2000, 2001 and 2002, have been derived from NCPM's audited financial statements, which are included in NCPM's Annual Report on Form 10-K that is attached to this joint proxy statement/prospectus as Annex D. The selected historical financial data of NCPM as of and for the nine months ended September 30, 2002 and 2003, have been derived from NCPM's unaudited financial statements, which are included in NCPM's Quarterly Report on Form 10-Q that is attached to this joint proxy statement/prospectus as Annex E, and include, in the opinion of NCPM's management, all adjustments consisting of normal recurring adjustments that NCPM considers necessary to present fairly the results of operations and financial position of NCPM in those periods. The results for the nine months ended September 30, 2003 are not necessarily indicative of the results to be expected for the full year. Historical results are not necessarily indicative of the results to be expected in the future.

                     Selected Historical Financial Data of
                         NCO Portfolio Management, Inc.

                 (Amounts in thousands, except per share data)



                                                                                                                 As of and for the
                                                       For the period                 As of and for                 nine months
                                                      January 22, 1999        the years ended December 31,      ended September 30,
                                                   (date of inception) to    -------------------------------    -------------------
                                                      December 31, 1999        2000     2001 (4)      2002        2002       2003
                                                   ----------------------    --------   --------    --------    --------   --------
Statement of income data:
Revenue ........................................           $ 1,959           $ 13,151   $ 62,929    $ 63,379    $ 46,716   $ 55,167
Operating costs and expenses:
 Payroll and related expenses ..................               180                327      1,624       1,532       1,431      1,286
 Servicing fee expenses ........................               981              5,741     27,771      35,534      25,296     36,233
 Selling, general, and administrative expenses .                57                112      2,017       2,794       2,087      2,526
 Amortization expense ..........................                --                 --        250         320         228        298
 Impairment of purchased accounts receivable ...                --                 --      2,649       1,935       1,596      1,148
                                                           -------           --------   --------    --------    --------   --------
Total operating costs and expenses .............             1,218              6,180     34,311      42,115      30,638     41,491
                                                           -------           --------   --------    --------    --------   --------
Income from operations .........................               741              6,971     28,618      21,264      16,078     13,676
Other income (expense):
 Interest and other income .....................                --                 --        531       1,024         569      1,712
 Interest expense ..............................              (253)            (1,334)    (8,230)     (8,224)     (5,762)    (8,120)
                                                           -------           --------   --------    --------    --------   --------
    Total other expense                                       (253)            (1,334)    (7,699)     (7,200)     (5,193)    (6,408)
                                                           -------           --------   --------    --------    --------   --------
Income before income tax expense ...............               488              5,637     20,919      14,064      10,885      7,268
Income tax expense .............................               183              2,114      7,845       5,269       4,083      2,649
                                                           -------           --------   --------    --------    --------   --------
Income from operations before minority interest                305              3,523     13,074       8,795       6,802      4,619
Minority interest ..............................                --                 --         --         (15)         --       (204)
                                                           -------           --------   --------    --------    --------   --------
Net income .....................................           $   305           $  3,523   $ 13,074    $  8,780    $  6,802   $  4,415
                                                           =======           ========   ========    ========    ========   ========
Basic net income per common share ..............           $  0.04           $   0.41   $   1.02    $   0.65    $   0.50   $   0.33
Diluted net income per common share ............           $  0.04           $   0.41   $   1.02    $   0.65    $   0.50   $   0.33
Weighted average number of basic shares
  outstanding...................................             8,599              8,599     12,871      13,576      13,576     13,576
Weighted average number of diluted shares
  outstanding...................................             8,599              8,599     12,871      13,577      13,577     13,576

Other data:
Revenue as a percentage of collections (1) .....             48.2%              74.2%      64.8%       54.5%       56.2%      50.6%
Collections on managed accounts receivable (2) .           $ 4,064           $ 17,716   $ 97,088    $116,395    $ 83,065   $109,083
Collections applied to principal of managed
  accounts receivable (3).......................             2,105              4,565     34,159      53,818      37,151     54,170
Cash flows provided by (used in):
 Operating activities ..........................               928              7,840     23,032      16,496      12,450     11,554
 Investing activities ..........................            (4,694)           (27,452)   (25,067)    (14,029)    (10,775)    14,038
 Financing activities ..........................             3,766             19,612      8,544      (2,588)     (2,629)   (23,879)
Impaired purchased accounts receivable as a
  percentage of total purchased accounts
  receivable....................................                0%                 0%       4.2%        3.9%        4.5%       6.2%

Balance sheet data:
Cash and cash equivalents ......................           $    --           $     --   $  6,509    $  6,388    $  5,555   $  8,101
Purchased accounts receivable ..................             4,694             31,480    136,339     148,968     145,561    138,743
Total debt .....................................             3,765             23,377     92,509      92,975      91,379     77,126
Stockholders' equity ...........................               306              3,829     57,864      66,637      64,666     71,079

---------------
(1) Revenue as a percentage of collections is presented because NCPM relies on this indicator in the management of its business as a key measure of its overall return on investment on purchased accounts receivable.

(2) Managed accounts receivable include purchased accounts receivable that NCPM owns, but excludes accounts receivable that NCPM invests in but does not own, including purchased accounts receivable in its investment in securitization, Creditrust SPV 98-2, and purchased accounts receivable in its joint venture with IMNV Holdings, LLC.

(3) Collections applied to principal of managed accounts receivable is calculated by subtracting revenue recognized from collections on managed accounts receivable, except for the nine months ended September 30, 2002, and the year ended December 31, 2002, where there was additional amortization of $802,000 due to a purchase price adjustment on certain accounts receivable purchased in 2001.

(4) The information presented as of and for the year ended December 31, 2001 includes the results of the merger with NCO Group from February 21, 2001 to December 31, 2001, and is not comparable to any other periods presented.

                            Market Price Information


     NCO Group's common stock is traded on The Nasdaq National Market under the symbol "NCOG." NCPM's common stock is traded on The Nasdaq National Market under the symbol "NCPM."

     The following table sets forth the range of high and low sale prices of NCO Group's and NCPM's common stock for the periods indicated as reported on The Nasdaq National Market:

                                                                  High      Low
                                                                  ----      ---
     NCO Group
     Fiscal Year Ended December 31, 2002:
       First Quarter.........................................    $29.75   $18.30
       Second Quarter........................................     29.19    20.61
       Third Quarter.........................................     22.55    11.33
       Fourth Quarter........................................     16.80    10.56

     Fiscal Year Ended December 31, 2003:
       First Quarter.........................................    $17.15   $12.55
       Second Quarter........................................     20.43    14.50
       Third Quarter.........................................     26.00    17.14
       Fourth Quarter........................................     26.18    20.63

     Fiscal Year Ended December 31, 2004:
     First Quarter (through February 9, 2004) ...............    $25.31   $22.47



                                                                   High     Low
                                                                   ----     ---
     NCPM
     Fiscal Year Ended December 31, 2002:
       First Quarter...........................................    $7.13   $6.21
       Second Quarter..........................................     7.36    6.21
       Third Quarter...........................................     7.17    4.85
       Fourth Quarter..........................................     6.29    4.26

     Fiscal Year Ended December 31, 2003:
       First Quarter...........................................    $6.69   $5.60
       Second Quarter..........................................     6.17    5.50
       Third Quarter...........................................     6.74    5.20
       Fourth Quarter..........................................     8.28    5.85

     Fiscal Year Ended December 31, 2004:
     First Quarter (through February 9, 2004) .................    $8.96   $8.10

     On December 12, 2003, the last full trading day prior to the execution of the merger agreement, the reported high sale price on The Nasdaq National Market of NCO Group common stock was $22.43 and the reported low sale price on The Nasdaq National Market of NCO Group common stock was $21.84. On
December 12, 2003, the reported high sale price of the NCPM common stock on The Nasdaq National Market was $7.30 and the reported low sale price of NCPM common stock on The Nasdaq National Market was $7.30. The last reported sale price on The Nasdaq National Market on ______ __, 2004 of NCO Group common stock was $_____ and of NCPM common stock was $____.

     The following table sets forth the closing sale price per share of NCO Group common stock and NCPM common stock as reported on The Nasdaq National Market and the pro forma equivalent per share price of NCPM common stock on December 12, 2003, the last trading day preceding the execution of the merger
agreement, and on [        ], the most recent date for which prices were
available prior to printing this document:


                                                                      Pro Forma
                                                                     Equivalent
                                        NCO Group     NCPM Common     NCPM Per
                                       Common Stock      Stock       Share Price
                                       ------------   -----------    -----------
     December 12, 2003 ............       $22.40         $7.30          $8.11
     [   ].........................       $              $              $


     The pro forma equivalent per share price of each share of NCPM common stock, which is the value of the NCO Group common stock which NCPM stockholders would receive for each share of NCPM common stock exchanged in the merger, was calculated by multiplying the closing sale price per share of NCO Group common stock reflected in the table by an assumed exchange ratio of
0.36187. The exchange ratio may be adjusted if at the time of the closing of the merger the average closing sale price of NCO Group common stock is less than $21.50 per share during the ten trading day period ending on the second trading day preceding the closing date of the merger, sometime referred to as the measurement period. In this event, if NCO Group exercises its option to adjust the exchange ratio, the exchange ratio will be adjusted to an amount equal to $7.78021 divided by the average closing price of NCO Group common stock during the measurement period. Therefore, the actual exchange ratio may be more than 0.36187.

     NCPM stockholders are urged to obtain current market quotations prior to making any decisions with respect to the merger. No assurance can be given as to the future prices of, or markets for, NCO Group common stock.

                               Dividend Policies


     Historically, NCO Group has not paid dividends. NCO Group does not anticipate paying cash dividends on its common stock in the foreseeable future. In addition, NCO Group's credit agreement with its lenders prohibits NCO Group from paying cash dividends without the lenders' prior consent. NCO Group currently intends to retain future earnings to finance its operations and fund the growth of its business. Any payment of future dividends will be at the discretion of the NCO Group board of directors and will depend upon, among other things, NCO Group's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other factors that the NCO Group board of directors deems relevant.

     Historically, NCPM has not paid dividends. The merger agreement restricts NCPM from paying any dividends without the consent of NCO Group prior to the completion or termination of the merger.


                           Comparative Per Share Data

                                  (Unaudited)

     The following table presents historical and combined pro forma per share data for NCO Group and historical and equivalent combined pro forma per share data for NCPM. The pro forma information is provided for illustrative purposes only and assumes that the merger had occurred at the beginning of each of the periods presented. The pro forma information should not be relied upon as necessarily indicative of the historical results that would have been obtained if the companies had combined during those periods or the results that will be obtained in the future. The equivalent pro forma per share amounts for NCPM were calculated by multiplying the relevant NCO Group pro forma amounts by an assumed exchange ratio of 0.36187. Because the exchange ratio is subject to adjustment based on the price of NCO Group common stock during the measurement period prior to completion of the merger, the actual exchange ratio may be more than 0.36187. The historical book value per common share is computed by dividing total stockholders' equity by the number of shares of common stock outstanding at the end of the period. The pro forma book value per common share is computed by dividing pro forma stockholders' equity by the pro forma number of shares of common stock as of the end of each of the periods presented.

     The comparative per share data does not reflect the issuance of shares of NCO Group common stock in the proposed merger of NCO Group and RMH.

     The following tables should be read in conjunction with the historical consolidated financial statements of NCO Group and the accompanying notes, the historical consolidated financial statements and accompanying notes of NCPM and the unaudited pro forma consolidated financial data and accompanying notes included under the caption "Pro Forma Combined Condensed Financial Statements," all of which are included elsewhere in this joint proxy statement/prospectus or are contained in the annual reports and other information NCO Group has filed with the SEC. See "Where You Can Find More Information."


                                   As of or for the Year   As of or for the Nine
                                           Ended                Months Ended
                                       December 31,            September 30,
                                           2002                     2003
                                   ---------------------   ---------------------
     Historical -- NCO Group
       Diluted net income per
       common share............           $ 1.54                   $ 1.17
       Book value per common
       share...................            16.82                    18.36
     Historical -- NCPM:
       Diluted net income per
       common share............             0.65                     0.33
       Book value per common
       share...................             4.91                     5.24
     Pro Forma per NCO Group
       Share:
       Diluted net income per
       common share............             1.37                     1.16
       Book value per common
       share...................               --                    18.61
     Pro Forma per NCPM Share
       Equivalent:
       Diluted net income per
       common share............             0.50                     0.42
       Book value per common
       share...................               --                     6.73

                                  Risk Factors


     A vote by NCPM stockholders in favor of the merger constitutes a decision by them to invest in NCO Group common stock. In considering whether to approve the merger, NCO Group shareholders and NCPM stockholders should consider carefully the risks described below and the information about NCO Group and NCPM incorporated by reference or included elsewhere within this joint proxy statement/prospectus.

Risks Related to the Merger

Changes in the market value of NCO Group common stock may adversely affect the value of consideration that NCPM stockholders receive for their stock.

     The value of the NCO Group common stock to be issued in the merger cannot be precisely determined prior to completion of the merger. Upon successful completion of the merger, each NCPM stockholder other than the NCO Group, also known as NCPM's minority stockholders, will be entitled to receive 0.36187 of a share of NCO Group common stock for each share of NCPM common stock held, subject to adjustment at the option of NCO Group if the average closing sale price of the NCO Group common stock for the 10 trading days ending on the second trading day prior to the consummation of the merger, sometimes referred to as the measurement period, is less than $21.50. In such event, NCO Group can either maintain the exchange ratio or adjust the exchange ratio upward. If NCO Group elects to maintain the exchange ratio at 0.36187, NCPM has the right to terminate the merger agreement. If NCO Group elects to adjust the exchange ratio, the exchange ratio will be adjusted to an amount equal to $7.78021 divided by the average closing price of NCO Group common stock during the measurement period. The market value of the NCO Group common stock issued in the merger will depend upon the market price of a share of NCO Group common stock upon the completion of the merger. The market value of NCO Group common stock will fluctuate prior to the completion of the merger and therefore may be different at the time the merger is completed than it was at the time the merger agreement was signed and at the time of the NCPM stockholder meeting. Accordingly, NCPM stockholders cannot be sure of the market value of the NCO Group common stock that will be issued in the merger, or the market value of NCO Group common stock at any time after the merger.

     The following chart demonstrates how changes in the market value of NCO Group common stock will affect the exchange ratio in the merger and the value received by NCPM stockholders as of the date of the determination.


                                                              Value of NCO Common Stock
                 Hypothetical                                     Received For Each
            NCO Group Common Stock                            Share of NCPM Common Stock
                  Value (1)          Merger Exchange Ratio               (2)
            ----------------------   ---------------------    --------------------------
                    $25.00                    0.36187                   $9.05
                    $23.00                    0.36187                   $8.32
                    $21.50                    0.36187                   $7.78
                    $20.00                    0.38901 (3)               $7.78
                    $20.00                    0.36187 (4)               $7.24
                    $18.00                    0.43223 (3)               $7.78
                    $18.00                    0.36187 (4)               $6.51

---------------
(1) Represents the hypothetical average closing sale prices of NCO Group common stock for the 10 trading day period ending on the second trading day preceding the closing date.

(2) Assumes that the actual price of NCO Group common stock at the effective time of the merger equals the average closing price during the measurement period. To the extent that the average NCO Group common stock price during the measurement period differs from NCO Group's trading price at the time the merger consideration is received, the current value of the merger consideration received for NCPM shares will differ from the dollar amount set forth in the table.

(3) Assumes NCO Group elects to adjust the merger exchange ratio.

(4) Assumes NCO Group elects to keep the merger exchange ratio at 0.36187 and NCPM does not exercise its right to terminate the merger agreement.

     The market price of NCO Group common stock on the date the merger is completed could be lower, and may be significantly lower, or could be higher than the market price of NCO Group common stock on December 12, 2003, the date the merger was announced. NCPM stockholders are urged to obtain a current market quotation for NCO Group common stock prior to voting on or consenting to the merger. We cannot assure you as to the value of NCO Group common stock at any time.

Failure to complete the merger could harm the market price of NCPM's common stock and NCPM's future business operations.

     If the merger is not completed, NCPM may be subject to the following risks:

     the price of NCPM's common stock may decline to the extent that the current market price of NCPM common stock reflects a market assumption that the merger will be completed;

     the inability of NCPM to pursue an alternative business combination transaction with a third party given NCO Group's 63.3% interest in NCPM and the exclusive multi-year servicing agreement between NCO Group and NCPM.

     if the merger is terminated and NCPM's board of directors elects to seek another merger or business combination, NCPM may not be able to find a partner willing to pay an equivalent or more attractive price than that which would be paid in the merger; and

     costs related to the merger, such as legal, accounting and certain financial advisory fees, must be paid by NCPM if the merger is not completed under certain circumstances.

The directors and officers of NCPM may have interests that could have affected their decision to support or approve the merger.

     The directors and officers of NCPM may have interests in the merger that differ from, or are in addition to, their interest as NCPM stockholders. The interests of NCPM officers and directors may include:

     indemnification and insurance for NCPM directors and officers against certain liabilities arising both before and after the merger;

     fees received by directors serving on the special committee of the NCPM board of directors;

     increase in value of stock options as a result of the premium to be paid by NCO Group over the market price of the NCPM common stock prior to the announcement of the merger; and

     increased liquidity for NCPM directors and officers under Rule 144 of the Securities Act with respect to sales of NCO Group shares that would be acquired by them in the merger.

     Additional interests of NCPM officers may include:

     continuation of current employment or consulting arrangements; and

     severance benefits for certain officers if their employment is terminated without cause upon or after the merger.

The merger may go forward even if NCPM experiences a material adverse change.

     Although NCO Group has the ability to terminate the merger agreement if NCPM experiences a material adverse change in its business, financial condition, results of operations, assets, liabilities or prospects after the date of the agreement, NCO Group may elect to complete the merger. If NCPM suffers a material adverse change but the parties still complete the merger, NCO Group's stock price may decline and NCO Group may not be able to realize the anticipated benefits of the merger.

If shareholders of RMH or stockholders of NCPM who receive NCO Group common stock in the mergers sell that stock immediately, it could cause a decline in the market price of NCO Group common stock.

     All of the shares of NCO Group common stock to be issued in the proposed mergers with RMH and NCPM will be registered with the SEC and, therefore, will be immediately available for resale in the public market, except that shares issued in the RMH merger to RMH shareholders who entered into lock up agreements with NCO Group and shares issued in the mergers to shareholders who are affiliates of RMH or NCPM before the mergers or who become affiliates of NCO Group after the merger, will be subject to certain restrictions on transferability. As a result of future sales of such NCO Group common stock, or the perception that these sales could occur, the market price of NCO Group common stock may decline and could decline significantly before or at the time the mergers are completed or immediately thereafter. If this occurs, or if other holders of NCO Group common stock sell significant amounts of NCO Group common stock immediately after the mergers are completed, these sales could cause a decline in the market price of NCO Group common stock.

Merger related accounting impairment and amortization charges might reduce NCO Group's profitability.

     Under generally accepted accounting principles, the minority interest component of the acquired assets and assumed liabilities of NCPM and the acquired assets and assumed liabilities of RMH will be recorded on the books of the consolidated NCO Group entity at their fair values at the dates the respective mergers are completed. Any excess of the value of the consideration paid by NCO Group at the date the merger is completed over the fair value of the minority interest component of the identifiable tangible and intangible assets of NCPM and over the fair value of the identifiable tangible and intangible assets of RMH, including customer lists for RMH, will be treated as excess of purchase price over the fair value of net assets acquired (commonly known as goodwill). Goodwill is not amortized for accounting purposes. However, the amounts allocable to certain identifiable intangible assets, including customer lists, are amortized over their respective useful lives. As a result, NCO Group may incur substantial accounting amortization charges that will affect NCO Group's profitability. In addition, to the extent in the future, the book value of the goodwill is in excess of its fair value or NCO Group loses a significant RMH client, NCO Group may need to record an impairment charge to reduce goodwill or the customer list to its fair value.

After the merger and prior to the proposed merger with RMH, goodwill will represent 56.1% of NCO Group's pro forma total assets at September 30, 2003. If the goodwill is deemed to be impaired, NCO Group may need to take a charge to earnings to write-down the goodwill to its fair value.

     NCO Group's balance sheet includes goodwill, which represents the excess of purchase price over the fair market value of the net assets of the acquired businesses based on their respective fair values at the date of acquisition.

     Effective January 1, 2002, NCO Group adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangibles," referred to as SFAS 142. As a result of adopting SFAS 142, NCO Group no longer amortizes goodwill. Goodwill must be tested at least annually for impairment. The annual impairment test will be completed as of October 1st of each year. The test for impairment uses a fair value based approach, whereby if the implied fair value of a reporting unit's goodwill is less than its carrying amount, goodwill would be considered impaired. NCO Group makes significant assumptions to estimate the future revenue and cash flows used to determine the fair value of our reporting units. If NCO Group's expected revenue and cash flows are not realized or if a sustained significant depression in its market capitalization indicates that its assumptions are not accurately estimating its fair value, impairment losses may be recorded in the future.

     As of September 30, 2003, NCO Group's pro forma balance sheet included goodwill that represented 56.1% of total assets and 106.5% of its shareholders' equity. If the goodwill is deemed to be impaired under SFAS 142, NCO Group may need to take a charge to earnings to write-down the goodwill to its fair value and this could have a materially adverse effect on the market price of NCO Group's common stock.

     You should be aware that earnings for periods beginning after December 31, 2001 do not include charges for the amortization of goodwill and you should consider this when comparing such earnings with historical earnings for periods ended on or before December 31, 2001, which included goodwill amortization charges.

Risks Related to NCO Group's Business

     If the merger is successfully completed, holders of NCPM common stock will become holders of NCO Group common stock. NCO Group's business differs in certain respects from NCPM's business, and NCO Group's results of operations, as well as the price of NCO Group common stock, may be affected by factors different than those affecting NCPM's results of operations and the price of NCPM's common stock before the merger.

Decreases in NCO Group's collections due to the economic condition in the United States may have an adverse effect on NCO Group's results of operations, revenue and stock price.

     Due to the economic condition in the United States, which has led to high rates of unemployment and personal bankruptcy filings, the ability of consumers to pay their debts has significantly decreased. Defaulted consumer loans that NCO Group services or purchases are generally unsecured, and NCO Group may be unable to collect these loans in case of the personal bankruptcy of a consumer. Because of higher unemployment rates and bankruptcy filings, NCO Group's collections may significantly decline, which may adversely impact NCO Group's results of operations, revenue and stock price.

Terrorist attacks, war and threats of attacks and war may adversely impact NCO Group's results of operations, revenue and stock price.

     Terrorist attacks, war and the outcome of war and threats of attacks and war may adversely impact NCO Group's results of operations, revenue and stock price. Recent terrorist attacks in the United States and on United States targets abroad, as well as future events occurring in response or in connection to them, including, without limitation, future terrorist attacks against United States targets and threats of war or actual conflicts involving the United States or its allies, may adversely impact NCO Group's operations, including affecting NCO Group's ability to collect its clients' accounts receivable. More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the economy. They could also result in an adverse effect on the economy of the United States. Any of these occurrences could have a material adverse effect on NCO Group's results of operations, collections and revenue, and may result in the volatility of the market price for its common stock.

NCO Group's business is dependent on its ability to grow internally.

     NCO Group's business is dependent on its ability to grow internally, which is dependent upon:

     its ability to retain existing clients and expand its existing client relationships; and

     its ability to attract new clients.

     NCO Group's ability to retain existing clients and expand those relationships is subject to a number of risks, including the risk that:

     NCO Group fails to maintain the quality of services it provides to its clients;

     NCO Group fails to maintain the level of attention expected by its clients; and

     NCO Group fails to successfully leverage its existing client relationships to sell additional services.

     NCO Group's ability to attract new clients is subject to a number of risks, including:

     the market acceptance of its service offerings;

     the quality and effectiveness of its sales force; and

     the competitive factors within the accounts receivable management and collection industry.

     If NCO Group's efforts to retain and expand its client relationships and to attract new clients do not prove effective, it could have a materially adverse effect on NCO Group's business, results of operations and financial condition.

If NCO Group is not able to respond to technological changes in telecommunications and computer systems in a timely manner, it may not be able to remain competitive.

     NCO Group's success depends in large part on its sophisticated telecommunications and computer systems. NCO Group uses these systems to identify and contact large numbers of debtors and to record the results of its collection efforts. If NCO Group is unable to respond to technological changes in telecommunications and computer systems in a timely manner, it may not be able to remain competitive. NCO Group has made a significant investment in technology to remain competitive and it anticipates that it will be necessary to continue to do so in the future. Telecommunications and computer technologies are changing rapidly and are characterized by short product life cycles, so that NCO Group must anticipate technological developments. If NCO Group is not successful in anticipating, managing, or adopting technological changes on a timely basis or if it does not have the capital resources available to invest in new technologies, its business would be materially adversely affected.

NCO Group is highly dependent on its telecommunications and computer systems.

     As noted above, NCO Group's business is highly dependent on its telecommunications and computer systems. These systems could be interrupted by terrorist acts, natural disasters, power losses, or similar events. Its business also is materially dependent on services provided by various local and long distance telephone companies. If NCO Group's equipment or systems cease to work or become unavailable, or if there is any significant interruption in telephone services, it may be prevented from providing services. Because NCO Group generally recognizes income only as accounts are collected, any failure or interruption of services would mean that it would continue to incur payroll and other expenses without any corresponding income.

NCO Group competes with a large number of providers in the accounts receivable management and collection industry. This competition could have a materially adverse effect on its future financial results.

     NCO Group competes with a large number of companies in providing accounts receivable management and collection services. NCO Group competes with other sizable corporations in the United States and abroad such as Outsourcing Solutions, Inc., IntelliRisk Management Corporation, Risk Management Alternatives, Inc., and GC Services LP, as well as many regional and local firms. NCO Group may lose business to competitors that offer more diversified services and/or operate in broader geographic areas than it does. NCO Group may also lose business to regional or local firms who are able to use their proximity to or contacts at local clients as a marketing advantage. In addition, many companies perform the accounts receivable management and collection services offered by NCO Group in-house. Many larger clients retain multiple accounts receivable management and collection providers, which exposes NCO Group to continuous competition in order to remain a preferred provider. Because of this competition, in the future NCO Group may have to reduce its collection fees to remain competitive and this competition could have a materially adverse effect on NCO Group's future financial results.

Many of NCO Group's clients are concentrated in the financial services, healthcare, and retail and commercial sectors. If any of these sectors perform poorly or if there are any adverse trends in these sectors it could materially adversely affect NCO Group.

     For the year ended December 31, 2002, NCO Group derived approximately 39.2% of its revenue, excluding purchased accounts receivable, from clients in the financial services sector, approximately 24.5% of its revenue from clients in the healthcare sector and approximately 18.1% of its revenue from clients in the retail and commercial sectors. If any of these sectors perform poorly, clients in these sectors may have fewer or smaller accounts to refer to NCO Group, or they may elect to perform accounts receivable management and collection services in-house. If there are any trends in any of these sectors to reduce or eliminate the use of third-party accounts receivable management and collection services, the volume of referrals NCO Group receives could decrease.

NCO Group has international operations and various factors relating to its international operations could affect its results of operations.

     NCO operates in Canada and the United Kingdom. Approximately 5.1% of NCO's 2002 revenue was derived from Canada and the United Kingdom. Political or economic instability in Canada or the United Kingdom could have an adverse impact on NCO Group's results of operations due to diminished revenues in these countries. NCO Group's future revenues, costs of operations and profit results could be affected by a number of factors related to its international operations, including changes in foreign currency exchange rates, changes in economic conditions from country to country, changes in a country's political condition, trade protection measures, licensing and other legal requirements and local tax issues.

Unanticipated currency fluctuations in the Canadian Dollar, British Pound or Euro could lead to lower reported consolidated results of operations due to the translation of these currencies into U.S. dollars when NCO Group consolidates its financial results. In addition, NCO Group provides services to its U.S. clients through call centers in India and Barbados. The employees of the call centers are hired through a subcontractor. Any political or economic instability in India or Barbados could have an adverse impact on NCO Group's results of operations.

Most of NCO Group's contracts do not require clients to place accounts with it, may be terminated on 30 or 60 days notice, and are on a contingent fee basis. NCO Group cannot guarantee that existing clients will continue to use its services at historical levels, if at all.

     Under the terms of most of NCO Group's contracts, clients are not required to give accounts to it for collection and usually have the right to terminate its services on 30 or 60 days notice. Accordingly, NCO Group cannot guarantee that existing clients will continue to use its services at historical levels, if at all. In addition, most of these contracts provide that NCO Group is entitled to be paid only when it collects accounts. Under applicable accounting principles, therefore, NCO Group can recognize revenues only upon the collection of funds on behalf of its clients.

NCO Group's success depends on its senior management team and, if it is not able to retain them, it could have a materially adverse effect on NCO Group.

     NCO Group is highly dependent upon the continued services and experience of its senior management team, including Michael J. Barrist, its chairman, president and chief executive officer. NCO Group depends on the services of Mr. Barrist and the other members of its senior management team to, among other things, continue the development and implementation of NCO Group's growth strategies, and maintain and develop its client relationships.

NCO Group may seek to make strategic acquisitions of companies. Acquisitions involve additional risks that may adversely affect it.

     NCO Group may be unable to make acquisitions because suitable companies in the accounts receivable management and collection business or the business process outsourcing business are not available at favorable prices due to increased competition for these companies.

     NCO Group may have to borrow money, incur liabilities, or sell stock to pay for future acquisitions and may not be able to do so at all or on terms favorable to it. Additional borrowings and liabilities may have a materially adverse effect on NCO Group's liquidity and capital resources. If NCO Group issues stock for all or a portion of the purchase price for future acquisitions, the ownership interest of its stockholders may be diluted. If the price of NCO Group common stock decreases or potential sellers are not willing to accept NCO Group common stock as payment for the sale of their businesses, NCO Group may be required to use more of its cash resources, if available, in order to continue its acquisition program.

     Completing acquisitions involves a number of risks, including diverting management's attention from NCO Group's daily operations and other additional management, operational and financial resources. NCO Group might not be able to successfully integrate future acquisitions into its business or operate the acquired businesses profitably, and it may be subject to unanticipated problems and liabilities of acquired companies.

NCO Group is dependent on its employees and a higher turnover rate would have a material adverse effect on NCO Group.

     NCO Group is dependent on its ability to attract, hire and retain qualified employees. The accounts receivable management and collection industry experiences a high employee turnover rate. Many of NCO Group's employees receive modest hourly wages and some of these employees are employed on a part-time basis. A higher turnover rate among NCO Group employees would increase its recruiting and training costs and could materially adversely impact the quality of services it provides to its clients. If NCO Group were unable to recruit and retain a sufficient number of employees, it would be forced to limit its growth or possibly curtail its operations. Growth in NCO Group's business will require it to recruit and train qualified personnel at an accelerated rate from time to time. NCO Group cannot assure you that it will be able to continue to hire, train and retain a sufficient number of qualified employees. Any increase in hourly wages, costs of employee benefits or employment taxes also could materially adversely affect NCO Group.

     NCO Group's employees are not represented by a labor union. If NCO Group's employees attempt to organize a labor union, and are successful, this could increase NCO Group's recruiting and training costs and could decrease NCO Group's operating efficiency and productivity.

If NCO Group fails to comply with government regulation of the collections industry, it could result in the suspension or termination of its ability to conduct business.

     The collections industry is regulated under various U.S. federal and state, Canadian and United Kingdom laws and regulations. Many states, as well as Canada and the United Kingdom, require that NCO Group be licensed as a debt collection company. The Federal Trade Commission has the authority to investigate consumer complaints against debt collection companies and to recommend enforcement actions and seek monetary penalties. If NCO Group fails to comply with applicable laws and regulations, it could result in the suspension or termination of its ability to conduct collections, which would materially adversely affect it. In addition, new federal, state or foreign laws or regulations, or changes in the ways these rules or laws are interpreted or enforced, could limit NCO Group's activities in the future or significantly increase the cost of regulatory compliance. If NCO Group expands its international operations, it may become subject to additional government controls and regulations in other countries, which may be stricter or more burdensome than those in the United States.

     Several of the industries NCO Group serves are also subject to varying degrees of government regulation. Although its clients are generally responsible for complying with these regulations, NCO Group could be subject to various enforcement or private actions for its failure, or the failure of its clients, to comply with these regulations.

NCO Group may experience variations from quarter to quarter in operating results and net income that could adversely affect the price of its common stock.

     Factors that could cause quarterly fluctuations include, among other things, the following:

     the timing of NCO Group's clients' accounts receivable management and collection programs and the commencement of new contracts and termination of existing contracts;

     the timing and amount of collections on purchased accounts receivable;

     customer contracts that require NCO Group to incur costs in periods prior to recognizing revenue under those contracts;

     the effects of a change of business mix on profit margins;

     the timing of additional selling, general and administrative expenses to support new business;

     the costs and timing of completion and integration of acquisitions; and

     that NCO Group's business tends to be slower in the third and fourth quarters of the year due to the summer and holiday seasons.

If NCO Group does not achieve the results projected in its public forecasts, it could have a materially adverse effect on the market price of its common stock.

     NCO Group routinely publicly announces investor guidance concerning its expected results of operations. This investor guidance contains forward-looking statements and may be affected by various factors discussed in "Risk Factors" in this joint proxy statement/prospectus and elsewhere in NCO Group's Form 10-K that may cause actual results to differ materially from the results discussed in the investor guidance. The investor guidance reflects numerous assumptions, including NCO Group's anticipated future performance, general business and economic conditions and other matters, some of which are beyond its control. In addition, unanticipated events and circumstances may affect NCO Group's actual financial results. The investor guidance is not a guarantee of future performance and the actual results throughout the periods covered by the investor guidance may vary from the projected results. If NCO Group does not achieve the results projected in its investor guidance, it could have a materially adverse effect on the market price of its common stock.

NCO Group's stock price has been and is likely to continue to be volatile, which may make it difficult for stockholders to resell common stock when they want to and at prices they find attractive.

     The trading price of NCO Group's common stock has been and is likely to be highly volatile. Its stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

     announcements of fluctuations in NCO Group or its competitors' operating results;

     the timing and announcement of acquisitions by NCO Group or its competitors;

     changes in publicly available guidance of future results of operations;

     government regulatory action;

     changes in estimates or recommendations by securities analysts;

     adverse or unfavorable publicity about NCO Group or its services;

     the commencement of material litigation, or an unfavorable verdict, against NCO Group;

     terrorist attacks, war and threats of attacks and war;

     additions or departures of key personnel; and

     sales of common stock.

     In addition, the stock market in recent years has experienced significant price and volume fluctuations. Such volatility and decline have affected many companies irrespective of, or disproportionately to, the operating performance of these companies. These broad fluctuations may materially adversely affect the market price of NCO Group's common stock.

"Anti-takeover" provisions may make it more difficult for a third party to acquire control of NCO Group, even if the change in control would be beneficial to shareholders.

     NCO Group is a Pennsylvania corporation. Anti-takeover provisions in Pennsylvania law and NCO Group's charter and bylaws could make it more difficult for a third party to acquire control of NCO Group. These provisions could adversely affect the market price of NCO Group common stock and could reduce the amount that shareholders might receive if NCO Group was sold. For example, NCO Group's charter provides that its board of directors may issue up to 5,000,000 shares of preferred stock without shareholder approval. In addition, its bylaws provide for a classified board, with each board member serving a staggered three-year term. Directors may be removed only for cause and only with the approval of the holders of at least 65 percent of NCO Group's common stock.

Risks Related to NCPM's Business.

     NCPM is subject to additional business-related risks common to the purchase and management of defaulted consumer accounts receivable business. The results of NCPM are consolidated into NCO Group's results. To the extent that those risks have an adverse effect on NCPM, they will have an adverse effect on NCO Group's combined financial results. Some of those risks are:

Collections may not be sufficient to recover the cost of investments in purchased accounts receivable and support operations.

     NCPM purchases past due accounts receivable generated primarily by consumer credit transactions. These are obligations that the individual consumer has failed to pay when due. The accounts receivable are purchased from consumer creditors such as banks, finance companies, retail merchants, hospitals, utilities, and other consumer-oriented companies. Substantially all of the accounts receivable consist of account balances that the credit grantor has made numerous attempts to collect, has subsequently deemed uncollectable, and charged off its books. After purchase, collections on accounts receivable could be reduced by consumer bankruptcy filings, which have been on the rise. The accounts receivable are purchased at a significant discount, typically less than 10% of face value, to the amount the customer owes and, although NCPM estimates that the recoveries on the accounts receivable will be in excess of the amount paid for the accounts receivable, actual recoveries on the accounts receivable will vary and may be less than the amount expected, or even the purchase price paid for such accounts. The timing or amounts to be collected on those accounts receivable cannot be assured. If cash flows from operations are less than anticipated as a result of NCO Group's inability to collect NCPM's accounts receivable, NCPM may not be able to purchase new accounts receivable and its future growth and profitability will be materially adversely affected. There can be no assurance that NCPM's operating performance will be sufficient to service all of its debt or finance the purchase of new accounts receivable.

NCPM uses estimates in reporting results. If collections on portfolios are materially less than expected, NCPM may be required to record impairment expenses that could have a materially adverse effect on NCPM.

     NCPM's revenue is recognized based on estimates of future collections on portfolios of accounts receivable purchased. Although estimates are based on analytics, the actual amount collected on portfolios and the timing of those collections will differ from NCPM's estimates. If collections on portfolios are materially less than estimated, NCPM may be required to record impairment expenses that will reduce earnings and could materially adversely affect its earnings, financial condition and creditworthiness.

NCPM may be adversely affected by possible shortages of available accounts receivable for purchase at favorable prices.

     The availability of portfolios of past due consumer accounts receivable for purchase at favorable prices depends on a number of factors outside of NCPM's control, including the continuation of the current growth trend in consumer debt and competitive factors affecting potential purchasers and sellers of portfolios of accounts receivable. The growth in consumer debt may also be affected by changes in credit grantors' underwriting criteria and regulations governing consumer lending. Any slowing of the consumer debt growth trend could result in less credit being extended by credit grantors. Consequently, fewer delinquent accounts receivable could be available at prices that NCPM finds attractive. If competitors raise the prices they are willing to pay for portfolios of accounts receivable above those NCPM wishes to pay, NCPM may be unable to buy the type and quantity of past due accounts receivable at prices consistent with its historic return targets. In addition, NCPM may overpay for portfolios of delinquent accounts receivable, which may have a materially adverse effect on NCO Group's combined financial results.

NCPM may be unable to compete with other purchasers of past due accounts receivable, which may have an adverse effect on the combined company's financial results.

     NCPM faces bidding competition in its acquisitions of portfolios of past due consumer accounts receivable. Some of its existing competitors and potential new competitors may have greater financial and other resources that allow them to offer higher prices for the accounts receivable portfolios. New purchasers of such portfolios entering the market also cause upward price pressures. NCPM may not have the resources or ability to compete successfully with its existing and potential new competitors. To remain competitive, NCPM may have to increase its bidding prices, which may have an adverse impact on NCO Group's combined financial results.

Risks Related to RMH's Business

     NCO Group has agreed to acquire RMH subject to conditions to closing. RMH is engaged in the outsourced customer relationship management business, also referred to an CRM. RMH has additional business risks that may have an adverse effect on the combined company if that acquisition is completed. If any of the following risks were to occur, RMH's business, financial condition or results of operations could be materially harmed and this could in turn significantly affect the value of NCO Group's common stock after the merger with RMH.

RMH has incurred significant losses in recent years. If the acquisition of RMH is completed, RMH's financial condition and results of operations could have an adverse effect on NCO Group.

     RMH incurred significant losses in fiscal 2003, 2002 and 2001 primarily as a result of bad debt expenses, impairment and restructuring charges, a charge associated with projected minimum purchase requirements under agreements with telephone long distance carriers related to the migration from outbound to inbound CRM services, underutilization of capacity, and unfavorable currency exchange rates between the United States and Canada which have resulted in higher operating costs in Canada to support clients in the United States. In addition, RMH had a working capital deficit of $14,569,000 at September 30, 2003. If the acquisition of RMH is completed, RMH's financial condition and results of operations could have an adverse effect on NCO Group.

If NCO Group is not able to integrate RMH's operations into its business in a timely manner, the anticipated benefits of the proposed acquisition of RMH may not be realized in a timely fashion, or at all, and NCO Group's existing business may be adversely affected.

     The success of the RMH acquisition will depend, in part, on NCO Group's ability to realize the anticipated revenue enhancements, growth opportunities and synergies of combining with RMH and to effectively utilize the resources NCO Group will have following the merger. The merger involves risks related to the integration and management of acquired technology, operations and personnel. The integration of RMH's business will be a complex, time-consuming and potentially expensive process and may disrupt NCO Group's business if not completed in a timely and efficient manner. Some of the difficulties that may be encountered by NCO Group include:

     integration of administrative, financial, and information technology efforts and resources and coordination of marketing and sales efforts;

     maintaining client relationships;

     the diversion of management's attention from other ongoing business concerns; and

     potential conflicts between business cultures.

     If NCO Group's management focuses too much time, money and effort to integrate RMH's operations and assets with those of NCO Group, they may not be able to execute NCO Group's overall business strategy or realize the anticipated benefits of the merger with RMH.

RMH relies on a few major clients for a significant portion of its revenues. The loss of any of these clients or their failure to pay RMH could reduce RMH's revenues and adversely affect RMH's results of operations.

     Substantial portions of RMH's revenues are generated from a few key clients. One client, MCI WORLDCOM Communications, Inc. and MCI WORLDCOM Network Services, Inc., each a subsidiary of WorldCom, Inc. and collectively referred to as MCI, accounted for 34.2% of RMH's net revenues in 2003. In addition, two other clients each accounted for over 10% of RMH's net revenues in 2003. Most of RMH's clients are not contractually obligated to continued to use RMH's services at historic levels or at all. If any of these clients were to significantly reduce the amount of services RMH performs for them, fail to pay RMH, or terminate the relationship altogether, RMH's revenues and business would be harmed.

     On July 21, 2002, WorldCom, Inc. announced that it had filed for voluntary relief under Chapter 11 of the United States Bankruptcy Code. While RMH has continued to provide services to MCI, these events create uncertainty about RMH's future business relationship with MCI, which, if not resolved in a manner favorable to RMH, could have a significant adverse impact on RMH's future operating results and liquidity. In the event that RMH's business relationship with MCI were to terminate, RMH's contracts with MCI call for certain wind-down periods and the payment by RMH of certain termination fees, as defined in such contracts, during which time RMH would seek new business volume. However, replacing lost MCI business volume is subject to significant uncertainty, could take substantially longer than the wind-down periods, and would be dependent on a variety of factors which management cannot predict at this time.

A decrease in demand for RMH's services in one or more of the industries to which RMH provides services could reduce RMH's revenues and adversely affect RMH's results of operations.

     RMH's success is dependent in large part on continued demand for its services from businesses within the telecommunications, financial services, insurance, technology and logistics industries. A reduction in or the elimination of the use of outsourced CRM services within any of these industries could harm RMH's business.

An increase in communication rates or a significant interruption in communication service could harm RMH's business.

     RMH's ability to offer services at competitive rates is highly dependent upon the cost of communication services provided by various local and long distance telephone companies. Any change in the telecommunications market that would affect RMH's ability to obtain favorable rates on communication services could harm RMH's business. Moreover, any significant interruption in communication service or developments that could limit the ability of telephone companies to provide RMH with increased capacity in the future could harm RMH's existing operations and prospects for future growth.

Fluctuations in currency exchange rates could adversely affect RMH's business.

     A significant portion of RMH's business is conducted in Canada. RMH's results of operations have been negatively impacted by the increase in the value of the Canadian dollar in relation to the value of the U.S. dollar over the past nine months which has increased RMH's cost of doing business in Canada. Further increases in the value of the Canadian dollar in relation to the value of the U.S. dollar would further increase such costs and adversely affect RMH's results of operations. In addition, RMH expects to expand its operations into other countries and, accordingly, will face similar exchange rate risk with respect to the costs of doing business in such countries as a result of any increases in the value of the U.S. dollar in relation to the currencies of such countries. There is no guarantee that RMH will be able to successfully hedge its foreign currency exposure in the future.

RMH may not be able to effectively win business against its competition.

     The CRM services industry is highly competitive. RMH competes with:

     the in-house CRM operations of its clients or potential clients;

     other outsourced CRM providers, some of which have greater resources than RMH has; and

     providers of other marketing and CRM formats and, in particular, other forms of direct marketing such as interactive shopping and data collection through television, the internet and other media.

     Many businesses that are significant consumers of CRM services use more than one CRM services firm at a time and reallocate work among various firms from time to time. RMH and other firms seeking to perform outsourced CRM services are frequently required to compete with each other as individual programs are initiated. RMH cannot be certain that it will be able to compete effectively against its current competitors or that additional competitors, some of which may have greater resources than RMH has, will not enter the industry and compete effectively against it. As competition in the industry increases, RMH may face increasing pressure on the prices for its services. RMH will face continued pricing pressure as its competitors migrate call centers to lower cost labor markets.

Consumer resistance to outbound services could harm the customer relationship management services industry.

     As the CRM services industry continues to grow, the effectiveness of CRM services as a direct marketing tool may decrease as a result of consumer saturation and increased consumer resistance to customer acquisition activities, particularly direct sales.

Government regulation of the customer relationship management industry and the industries RMH serves may increase RMH's costs and restrict the operation and growth of RMH's business.

     The CRM services industry is subject to an increasing amount of regulation in the United States and Canada. Most of the statutes and regulations in the United States allow a private right of action for the recovery of damages or provide for enforcement by the Federal Trade Commission, state attorneys general or state agencies permitting the recovery of significant civil or criminal penalties, costs and attorneys' fees in the event that regulations are violated. The Canadian Radio-Television and Telecommunications Commission enforces rules regarding unsolicited communications using automatic dialing and announcing devices, live voice and fax. If the acquisition of RMH is completed, NCO Group cannot assure you that RMH will be in compliance with all applicable regulations at all times. NCO Group also cannot assure you that new laws, if enacted, will not adversely affect or limit RMH's current or future operations.

     Several of the industries served by RMH, particularly the insurance, financial services and telecommunications industries, are subject to government regulation. RMH could be subject to a variety of private actions or regulatory enforcement for RMH's failure or the failure of RMH's clients to comply with these regulations. RMH's results of operations could be adversely impacted if the effect of government regulation of the industries RMH serves is to reduce the demand for RMH's services or expose RMH to potential liability. RMH and its employees who sell insurance products are required to be licensed by various state insurance commissions for the particular type of insurance product sold and to participate in regular continuing education programs. RMH's participation in these insurance programs requires RMH to comply with certain state regulations, changes in which could materially increase RMH's operating costs associated with complying with these regulations.

RMH may be unable to hire or retain qualified personnel.

     By its nature, RMH's industry is labor intensive. CRM representatives, who make up a significant portion of RMH's workforce, generally receive modest hourly wages. RMH's recruiting and training costs are increased and RMH's operating efficiency and productivity are decreased by:

   o any increases in hourly wages, costs of employee benefits or employment taxes;

   o the high turnover rate experienced in RMH's industry;

   o the high degree of training necessary for some of RMH's CRM service offerings, particularly insurance product customer acquisition and technology customer service;

   o RMH's rapid growth; and

   o competition for qualified personnel with other CRM service firms and with other employers in labor markets in which RMH's customer interaction centers are located.

     Additionally, some of RMH's employees have attempted to organize a labor union, which, if successful, could further increase RMH's recruiting and training costs and could further decrease RMH's operating efficiency and productivity. RMH may not be able to continue to cost-effectively recruit, train and retain a sufficient number of qualified personnel to meet the needs of RMH's business or to support RMH's growth. If RMH is unable to do so, RMH's results of operations could be harmed.

                      Where You Can Find More Information

     NCO Group and NCPM file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information NCO Group and NCPM file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

     The SEC maintains a website that contains annual, quarterly and special reports, proxy statements and other information, including those filed by NCO Group and NCPM at http://www.sec.gov.

     NCO Group filed a registration statement on Form S-4 to register the shares of NCO Group common stock to be issued in the merger under the Securities Act. This joint proxy statement/prospectus is a part of the registration statement on Form S-4 and constitutes a prospectus of NCO Group in addition to being a proxy statement of both NCO Group and NCPM for their respective special meetings of shareholders and stockholders. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information you can find in the registration statement on Form S-4 or the exhibits to the registration statement on Form S-4.

     The SEC rules also allow NCO Group and NCPM to "incorporate by reference" the information it files with the SEC, which means NCO Group can disclose information to you by referring you to another document filed separately with the SEC. Information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information in this joint proxy statement/prospectus. Later information filed by NCO Group and NCPM with the SEC updates and supersedes corresponding information in this joint proxy statement/prospectus.

     This proxy statement/prospectus incorporates by reference the documents set forth below that NCO Group and NCPM have previously filed with the SEC. These documents contain important information about the companies and their financial condition.

     The following NCO Group and NCPM documents are incorporated by reference into this joint proxy statement/prospectus and are deemed to be a part of this joint proxy statement/prospectus, except for any information superseded by information contained directly in this joint proxy statement/prospectus:

           NCO Group Filings                              Period
--------------------------------------    --------------------------------------
Annual Report on Form 10-K, as            Year ended December 31, 2002
amended, including those portions of
NCO Group's proxy statement for its
2003 annual meeting of shareholders
incorporated by reference in the
Annual Report on Form 10-K

           NCO Group Filings                              Period
--------------------------------------    --------------------------------------
Quarterly Reports on Form 10-Q            Quarters ended March 31, 2003,
                                          June 30, 2003 and September 30, 2003

Current Reports on Form 8-K               Filed on September 3, 2002
                                          (as amended on November 4, 2002),
                                          November 20, 2003, December 16,
                                          2003 and January 23, 2004

Registration Statement on Form 8-A        Filed on October 29, 1996
filed under Section 12(g) of the
Exchange Act


             NCPM Filings                                 Period
--------------------------------------    --------------------------------------
Annual Report on Form 10-K, including     Year ended December 31, 2002
those portions of NCPM's proxy
statement for its 2003 annual meeting
of stockholders incorporated by
reference in the Annual Report on Form
10-K

Quarterly Reports on Form 10-Q            Quarters ended March 31, 2003, June 30,
                                          2003 and September 30, 2003

Current Reports on Form 8-K               Filed on October 23, 2003 and
                                          December 15, 2003


     NCPM's Annual Report on Form 10-K for the Year Ended December 31, 2002 is included with this joint proxy statement/prospectus as Annex D and NCPM's Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2003 is included with this joint proxy statement/prospectus as Annex E. Such documents contain information concerning NCPM, including a description of its business, results of operations, financial position and financial statements.

     All documents filed by NCO Group pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than current reports furnished under Item 9 or 12 of Form 8-K) after the date of this joint proxy statement/prospectus and before the date of NCO Group's and NCPM's respective special meetings of shareholders and stockholders are incorporated by reference into and are deemed to be a part of this joint proxy statement/prospectus from the date of filing of those documents.

     This joint proxy statement/prospectus incorporates documents by reference which are not presented in, or delivered with, this joint proxy statement/ prospectus. You can obtain these documents or documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing, by telephone or by e-mail for the appropriate company at the following contact information:

     NCO Group: Requests should be directed to Steven L. Winokur, Executive Vice President, Finance, Chief Financial Officer and Treasurer, NCO Group, Inc., 507 Prudential Road, Horsham, Pennsylvania 19044. Telephone requests may be directed to Mr. Winokur at (215) 441-3000 and e-mail requests to investors.relations@ncogroup.com.

     NCPM: Requests should be directed to Richard J. Palmer, Senior Vice President, Chief Financial Officer and Treasurer, NCO Portfolio Management Inc., 1804 Washington Blvd., Department 200, Baltimore, Maryland 21230. Telephone requests may be directed to Mr. Palmer at (443) 263-3181 and e-mail requests to rick.palmer@ncogroup.com.

     If you would like to request any documents, please do so by [___________], 2004 in order to receive them before the respective special meeting of stockholders.

     You should rely only on the information contained or incorporated by reference in this document or that to which you have been referred. No one is authorized to provide you with information that is different from what is contained in this joint proxy statement/prospectus. This joint proxy
statement/prospectus is dated [      ], 2004. You should not assume that the
information contained in this joint proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this joint proxy statement/prospectus nor the issuance of NCO Group common stock in the merger will create any implication to the contrary.

                           Forward-Looking Statements

     We have each made forward-looking statements in this document (and in NCO Group and NCPM documents that are incorporated by reference or that are included with this document) that are subject to risks and uncertainties. NCO Group has also made forward-looking statements with respect to the pending acquisition of RMH Teleservices, Inc. Forward-looking statements include the information concerning possible or assumed future results of operations of NCO Group or NCPM including those set forth or referenced in "The Merger -- Background of the Merger," "-- NCO Group's Reasons for the Merger," "-- NCPM's Reasons for the Merger; Recommendations of the NCPM Board of Directors," "-- Opinion of Financial Advisor to NCPM," and "-- Opinion of Financial Advisor to NCO Group." Also, when we use words such as "believes," "expects," "anticipates" or similar expressions, we are making forward-looking statements. You should note that many factors, some of which are discussed in this document and in the documents which are incorporated by reference, could affect the future financial results of NCO Group and NCPM and could cause those results to differ materially from those expressed or implied in any forward-looking statements contained or incorporated by reference in this document.

     Any statement contained in a document incorporated or deemed to be incorporated by reference into this joint proxy statement/prospectus will be deemed to be modified or superseded for purposes of this joint proxy statement/prospectus by any other subsequently filed document that is deemed to be incorporated by reference into this joint proxy statement/prospectus. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/ prospectus.

                   NCO Group Special Meeting of Shareholders

     We are sending you this joint proxy statement/prospectus as part of a solicitation of proxies by the NCO Group board of directors for use at the NCO Group special meeting of shareholders and at any adjournments or postponements thereof. We are first mailing this joint proxy statement/prospectus, including a notice of the special meeting and a form of proxy, on or about [_______], 2004.

Date, Time and Place

     The NCO Group special meeting is scheduled to be held on [
], 2004 at [                 ] (local time), at [                           ].

Purpose of the Special Meeting

     At the NCO Group special meeting, NCO Group shareholders will have the opportunity to consider and vote upon the following:

   o the adoption of the merger agreement and approval of the merger; and

   o any other matters properly brought before the NCO Group special meeting, including approval of any adjournment or postponement of the special meeting.

     Upon successful completion of the merger, NCPM will become a wholly-owned subsidiary of NCO Group. Each share of NCPM common stock held by a stockholder of NCPM other than NCO Group, also known as NCPM's minority stockholders, will be converted into the right to receive 0.36187 of a share of NCO Group common stock subject to adjustment as provided below. If the average of the closing sales prices for NCO Group's common stock as quoted on Nasdaq for the 10 trading day period ending on the second trading day preceding the closing date of the merger, sometimes referred to as the NCO Stock Value, is less than $21.50, NCO Group may elect, at its sole option, to adjust the exchange ratio to an amount equal to $7.78021 divided by the NCO Stock Value. If the NCO Stock Value is less than $21.50 and NCO Group elects not to adjust the exchange ratio, NCPM has the option to terminate the merger agreement.

     Cash will be paid in lieu of fractional shares of NCO Group. NCPM stock options will be converted into NCO Group stock options with the number of shares subject to the option and the exercise price per share to be adjusted based upon the exchange ratio.

     The merger cannot be completed unless the shareholders of NCO Group and stockholders of NCPM vote to adopt the merger agreement. Based on his ownership of NCPM common stock, Michael J. Barrist, the chairman of the board, president and chief executive officer of each of NCO Group and NCPM, will receive approximately 7.7% of the NCO Group common stock issued to NCPM minority stockholders in the merger, excluding options. Given such ownership interest by Mr. Barrist, Nasdaq listing rules require that the merger agreement be approved by the affirmative vote of a majority of NCO Group votes cast on the proposal.

Recommendation of NCO Group Board

     NCO Group's board of directors has adopted the merger agreement and approved the merger and recommends that NCO Group shareholders vote "FOR" the adoption of the merger agreement. Michael J. Barrist did not participate in the vote by the NCO Group board of directors. See "The Merger--NCO Group's Reasons for the Merger; Recommendation of NCO Group's Board of Directors."

Record Date

     The NCO Group board of directors has fixed the close of business on [
], 2004, the record date, as the time for the determination of holders of shares of NCO Group common stock entitled to notice of and to vote at the NCO Group special meeting.

     As of the record date, directors and executive officers of NCO Group as a group beneficially owned and had the right to vote 2,776,590 shares of NCO Group common stock, excluding options, entitling them to collectively exercise approximately 10.7% of the voting power of the NCO Group common stock, excluding options.

Stock Entitled to Vote

     At the close of business on _________, 2004, the record date, there were 26,035,000 shares of NCO Group common stock issued and outstanding held by
approximately [      ] shareholders of record. Holders of NCO Group common stock will be entitled to one vote for each share of NCO Group common stock that they have continuously held since the close of business on the record date.

Quorum

     The presence in person or by properly executed proxy of the holders of a majority of the outstanding shares of NCO Group common stock will constitute a quorum for the transaction of business at the NCO Group special meeting. All shares of NCO Group common stock present in person or represented by proxy and entitled to vote at the NCO Group special meeting, no matter how they are voted or whether they abstain from voting, will be counted in determining the presence of a quorum. Abstentions and "broker non-votes," explained below, will be counted as shares present for purposes of determining whether a quorum is present. Broker non-votes are shares held in the name of a broker or nominee for which an executed proxy is received, but are not voted on the proposal because the voting instructions have not been received from the beneficial owner or persons entitled to vote and the broker or nominee does not have the discretionary power to vote.

     If the NCO Group special meeting is adjourned for one or more periods aggregating at least 15 days because of the absence of a quorum, those shareholders entitled to vote who attend the reconvened special meeting, if less than a quorum as determined under applicable law, shall nevertheless constitute a quorum for the purpose of acting upon any matter set forth in the Notice of Special Meeting.

Required Vote

     Adoption of the merger agreement, approval of the merger and any other proposal will require the affirmative vote of a majority of the votes cast on the proposal.

     Abstentions and "broker non-votes," will be counted as shares present for purposes of determining whether a quorum is present but are not counted as votes cast. Under the Pennsylvania Business Corporation Law, as amended, abstentions and broker non-votes will have no effect on the vote and will not be counted in determining whether the proposals at the NCO Group special meeting receive the required shareholder votes.

     If you fail to either return your proxy card or attend the NCO Group special meeting in person, your shares will not be counted as shares present for purposes of determining whether a quorum is present but otherwise will have no effect on the vote.

Voting of Shares by Directors, Executive Officers and Certain Shareholders of NCO Group

     Directors, executive officers and shareholders of NCO Group with the right to vote approximately 10.7% of the total votes entitled to be cast at the NCO Group special meeting have indicated that they intend to vote their NCO Group shares in favor of the proposed merger, although they are not required to do so.

Voting and Revocation of Proxies

     All shares of NCO Group common stock represented by a proxy properly signed and received at or prior to the NCO Group special meeting, unless subsequently revoked, will be voted in accordance with the instructions on the proxy. Shareholders whose shares are held in "street name" must follow the instructions provided by their broker or bank to vote their shares. If a proxy is signed and returned without indicating any voting instructions, the shares of NCO Group common stock represented by the proxy will be voted "FOR" adoption of the merger agreement and approval of the merger. You may revoke your proxy by giving written notice of revocation to NCO Group at any time before it is voted, by submitting to NCO Group a duly executed, later-dated proxy or by voting the shares subject to the proxy at the NCO Group special meeting. All written notices of revocation and other communications with respect to revocation of NCO Group proxies should be addressed to: NCO Group, Inc., 502 Prudential Road, Horsham, Pennsylvania 19044, Attention: Joshua Gindin, Secretary. If you have instructed a broker or bank to vote your shares, you must follow the instructions received from your broker or bank if you wish to change those instructions. Attendance at the NCO Group special meeting will not in and of itself constitute a revocation of a proxy.

     Proxies marked "ABSTAIN" will not be voted at the special meeting. Abstentions and broker non-votes will not be counted as shares present for purposes of determining whether a quorum is present but will otherwise have no effect on the adoption of the merger agreement and approval of the merger. Accordingly, NCO Group's board of directors urges you to promptly submit your proxy.

Solicitation of Proxies

     The proxies are being solicited on behalf of NCO Group's board of directors. The solicitation of proxies may be made by directors, officers and regular employees of NCO Group or its subsidiaries in person or by mail, telephone, facsimile or telegraph without additional compensation payable for that solicitation. NCO Group will also make arrangements with brokerage firms and other custodians, nominees and fiduciaries to forward proxy solicitation materials to the beneficial owners of NCO Group common stock held of record by such persons, and NCO Group will reimburse such brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in doing so. The cost of the solicitation will be borne by NCO Group.

No Dissenters' or Appraisal Rights.

     Under Pennsylvania law, holders of NCO Group common stock are not entitled to dissenters' or appraisal rights in connection with the merger.

Other Matters

     As of the date of this joint proxy statement/prospectus, NCO Group's board of directors knows of no other matters that will be presented for consideration at the special meeting other than as described in this joint proxy statement/prospectus. If any other matters properly come before the special meeting of NCO Group shareholders, or any adjournments or postponements of the special meeting are proposed, and are properly voted upon, the enclosed proxies will give the individuals that they name as proxies discretionary authority to vote the shares represented by these proxies as to any of these matters. The individuals named as proxies intend to vote or not to vote in accordance with the recommendation of NCO Group' s board of directors.


                      NCPM Special Meeting of Stockholders


     We are sending you this joint proxy statement/prospectus as part of a solicitation of proxies by the NCPM board of directors for use at the NCPM special meeting of stockholders and at any adjournments or postponements thereof. We are first mailing this joint proxy statement/prospectus, including a notice of the special meeting and a form of proxy, on or about [_______], 2004.

Date, Time and Place

     The NCPM special meeting is scheduled to be held on [                 ],
2004 at [           ] (local time), at [
].

Purpose of the Special Meeting

     At the NCPM special meeting, NCPM stockholders will have the opportunity to consider and vote upon the following:

   o the adoption of the merger agreement and approval of the merger; and

   o any other matters properly brought before the NCPM special meeting, including approval of any adjournment or postponement of the special meeting.

     Upon successful completion of the merger, NCPM will become a wholly-owned subsidiary of NCO Group. Each share of NCPM common stock held by a stockholder of NCPM other than NCO Group, also known as NCPM's minority stockholders, will be converted into the right to receive 0.36187 of a share of NCO Group common stock subject to adjustment as provided below. If the average of the closing sales prices for NCO Group's common stock as quoted on Nasdaq for the 10 trading day period ending on the second trading day preceding the closing date of the merger, sometimes referred to as the NCO Stock Value, is less than $21.50, NCO Group may elect, at its sole option, to adjust the exchange ratio to an amount equal to $7.78021 divided by the NCO Stock Value. If the NCO Stock Value is less than $21.50 and NCO Group elects not to adjust the exchange ratio, NCPM has the option to terminate the merger agreement.

     Cash will be paid in lieu of fractional shares of NCO Group. NCPM stock options will be converted into NCO Group stock options with the number of shares subject to the option and the exercise price per share to be adjusted based upon the exchange ratio.

Recommendation of NCPM Board

     NCPM's board of directors has adopted the merger agreement and approved the merger and recommends that NCPM stockholders vote "FOR" the adoption of the merger agreement. Michael J. Barrist did not participate in the vote by the NCPM board of directors. See "The Merger--The Special Committee's Reasons for the Merger," and "--The Special Committee's Beliefs Regarding the Fairness of the Merger."

Record Date

     The NCPM board of directors has fixed the close of business on [
], 2004, the record date, as the time for the determination of holders of shares of NCPM common stock entitled to notice of and to vote at the NCPM special meeting.

     As of the record date, directors and executive officers of NCPM as a group beneficially owned and had the right to vote 385,786 shares of NCPM common stock, excluding options, entitling them to collectively exercise approximately 2.8% of the voting power of the NCPM common stock, excluding options.

Stock Entitled to Vote

     At the close of business on _________, 2004, the record date, there were 13,576,519 shares of NCPM common stock issued and outstanding held by approximately [ ] stockholders of record. Holders of NCPM common stock will be entitled to one vote for each share of NCPM common stock that they have continuously held since the close of business on the record date.

Quorum

     The presence in person or by properly executed proxy of the holders of a majority of the outstanding shares of NCPM common stock will constitute a quorum for the transaction of business at the NCPM special meeting. All shares of NCPM common stock present in person or represented by proxy and entitled to vote at the NCPM special meeting, no matter how they are voted or whether they abstain from voting, will be counted in determining the presence of a quorum. Abstentions and "broker non-votes," explained below, will be counted as shares present for purposes of determining whether a quorum is present. Broker non-votes are shares held in the name of a broker or nominee for which an executed proxy is received, but are not voted on the proposal because the voting instructions have not been received from the beneficial owner or persons entitled to vote and the broker or nominee does not have the discretionary power to vote.

Required Vote

     Adoption of the merger agreement, approval of the merger and any other proposal will require the affirmative vote of a majority of the NCPM common stock outstanding on the record date, at least 6,788,260 shares of common stock.

     Abstentions and "broker non-votes," will be counted as shares present for purposes of determining whether a quorum is present. Under the Delaware General Corporation Law, as amended, an abstention or broker non-vote will have the effect of a vote against the merger agreement. Similarly, the failure to either return your proxy card or attend the NCPM special meeting in person and vote in favor of adoption of the merger agreement and approval of the merger will have the same effect as a vote against the merger.

Voting of Shares Owned by NCO Group

     NCO Group owns approximately 63.3% of the outstanding common stock of NCPM as of the record date. NCO Group has indicated that it intends to vote such shares in favor of the merger agreement, although it is not required to do so. Such shares are more than sufficient to approve the merger agreement by the NCPM stockholders even if all other NCPM stockholders vote against the proposal.

Voting and Revocation of Proxies

     All shares of NCPM common stock represented by a proxy properly signed and received at or prior to the NCPM special meeting, unless subsequently revoked, will be voted in accordance with the instructions on the proxy. Stockholders whose shares are held in "street name" must follow the instructions provided by their broker or bank to vote their shares. If a proxy is signed and returned without indicating any voting instructions, the shares of NCPM common stock represented by the proxy will be voted "FOR" adoption of the merger agreement and approval of the merger. You may revoke your proxy by giving written notice of revocation to NCPM at any time before it is voted, by submitting to NCPM a duly executed, later-dated proxy or by voting the shares subject to the proxy at the NCPM special meeting. All written notices of revocation and other communications with respect to revocation of NCPM proxies should be addressed to: NCO Portfolio Management, Inc., 1804 Washington Blvd., Dept. 200, Baltimore, Maryland 21230, attention: Richard J. Palmer, Senior Vice President and Chief Financial Officer. If you have instructed a broker or bank to vote your shares, you must follow the instructions received from your broker or bank if you wish to change those instructions. Attendance at the NCPM special meeting will not in and of itself constitute a revocation of a proxy.

     Proxies marked "ABSTAIN" will not be voted at the special meeting. Abstentions and broker non-votes will have the same effect as votes against adoption of the merger agreement and approval of the merger. Accordingly, NCPM's board of directors urges you to promptly submit your proxy.

Solicitation of Proxies

     The proxies are being solicited on behalf of the NCPM board of directors. The solicitation of proxies may be made by directors, officers and regular employees of NCPM in person or by mail, telephone, facsimile or telegraph without additional compensation payable for that solicitation. NCPM will also make arrangements with brokerage firms and other custodians, nominees and fiduciaries to forward proxy solicitation materials to the beneficial owners of NCPM common stock held of record by such persons, and will reimburse such brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in doing so.

No Dissenters' or Appraisal Rights

     Under Delaware law, holders of NCPM common stock are not entitled to dissenters' or appraisal rights in connection with the merger.

Other Matters

     As of the date of this joint proxy statement/prospectus, NCPM's board of directors knows of no other matters that will be presented for consideration at the special meeting other than as described in this joint proxy statement/ prospectus. If any other matters properly come before the special meeting of NCPM stockholders, or any adjournments or postponements of the special meeting are proposed, and are properly voted upon, the enclosed proxies will give the individuals that they name as proxies discretionary authority to vote the shares represented by these proxies as to any of these matters. The individuals named as proxies intend to vote or not to vote in accordance with the recommendation of NCPM's board of directors.


                                   The Merger


     On December 12, 2003, NCO Group's and NCPM's boards of directors approved the merger agreement that provides for the acquisition by NCO Group of NCPM through a merger of NCPM with


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
NCPM Acquisition Corporation, a newly formed and wholly-owned subsidiary of NCO Group. After the merger, NCPM Acquisition Corporation will be the surviving corporation and a wholly-owned subsidiary of NCO Group. Upon completion of the merger, NCPM minority stockholders will be entitled to receive shares of NCO Group common stock in exchange for shares of NCPM common stock at an exchange rate of 0.36187 shares of NCO Group common stock for each share of NCPM common stock (subject to adjustment, as described below).

Material Terms of the Merger Agreement

     The following is a brief summary of the material terms of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement which is incorporated by reference and attached to this joint proxy statement/prospectus as Annex A. You are urged to read the merger agreement carefully.

     Merger Consideration

     Upon successful completion of the merger, NCPM will become a wholly-owned subsidiary of NCO Group. Each share of NCPM common stock held by stockholders of NCPM other than NCO Group, also known as NCPM's minority stockholders, will be converted into 0.36187 of a share of NCO Group common stock, subject to adjustment as provided below. If the average of the closing sales prices for NCO Group's common stock as quoted on Nasdaq for the 10 trading day period ending on the second trading day preceding the closing date of the merger, sometimes referred to as the NCO Stock Value, is less than $21.50, NCO Group may elect, at its sole option, to adjust the exchange ratio to an amount equal to $7.78021 divided by the NCO Stock Value. If the NCO Stock Value is less than $21.50 and NCO Group elects not to adjust the exchange ratio, NCPM has the option to terminate the merger agreement.

     Fractional Shares

     No fractional shares of NCO Group common stock will be issued in the merger. Instead, NCPM stockholders who would otherwise have been entitled to receive a fraction of a share of NCO Group common stock will receive cash (without interest) in an amount equal to the product of the fractional interest multiplied by the NCO Stock Value, determined as described above.

     Anti-Dilution

     Although the exchange rate will be proportionally adjusted to effect certain changes in capitalization of NCO Group's common stock prior to the record date, the exchange rates will not be adjusted as a result of NCO Group common stock issued in connection with the acquisition of RMH or any other entity.

     Treatment of NCPM Stock Options

     Under the merger agreement, NCPM's stock option plan will continue in effect after the merger as an option plan of NCO Group. All outstanding options to acquire shares of NCPM common stock immediately before the consummation of the merger will continue in effect after the merger as options to purchase NCO Group common stock, subject to the adjustments described below. Upon the consummation of the merger, each NCPM stock option will be automatically adjusted to provide that:

     the number of shares of NCO Group common stock that will be issued upon the exercise of the NCPM option will be equal to the number of shares of NCPM common stock that would have been issued upon exercise of the NCPM option immediately before the consummation of the merger, multiplied by the merger exchange ratio and rounded off to the nearest whole number of shares; and

     the exercise price per share of NCO Group common stock under the NCPM option will be the amount equal to the exercise price per share under the NCPM stock option, immediately before the consummation of the merger, divided by the merger exchange ratio rounded up to the nearest whole cent.

     Representations and Warranties

     The merger agreement contains statements and promises, called representations and warranties, made by NCPM and NCO Group.

     To review these representations and warranties, you should read the merger agreement, which is attached as Annex A. The merger agreement provides that the respective representations and warranties of NCO Group and NCPM will not survive after the completion of the merger or the termination of the merger agreement.

     Conduct of Business Pending the Merger

     The merger agreement contains various covenants and agreements that govern NCPM's and NCO Group's actions until the merger is completed or the merger agreement is terminated.

     NCPM agreed that neither NCPM nor its subsidiaries, without NCO Group's prior written consent, will:

     amend its charter or bylaws;

     authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of additional options, warrants, commitments, subscriptions, rights to purchase or otherwise) any shares of capital stock of any class or any securities convertible into or exercisable for shares of capital stock of any class, except as required by any employee benefit or stock option plan or agreement existing on the date of the merger agreement;

     split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem or otherwise acquire any shares of its capital stock or of any of its subsidiaries, except any distribution made by any of NCPM's subsidiaries to NCPM or any of NCPM's other subsidiaries; or

     merge with or into or consolidate with any other entity (other than between NCPM subsidiaries) or make any acquisition of all or any part of the assets or capital stock or business of any other entity except for tangible property acquired in the ordinary course of business.

     NCO Group agreed that, except as contemplated by the merger agreement, neither it nor its subsidiaries will take any action that could reasonably be deemed to have a material adverse effect on the ability of NCPM to consummate the transactions contemplated by the merger agreement or the timing thereof.

     In addition, NCO Group agreed that neither it nor its subsidiaries, without NCPM's prior written consent, will:

     amend its charter or bylaws in a manner which would materially adversely change the rights of NCO Group's shareholders;

     during the period in which the NCO Stock Value is being determined, pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except any distribution made by any of its subsidiaries to NCO Group or any other subsidiaries of NCO Group; or

     agree to do any of the foregoing.

     In addition, NCO Group agreed that it will:

     maintain or cause to be maintained for the benefit of each employee of NCO Group or any of its subsidiaries who was an employee of NCPM or any of its subsidiaries immediately prior to the effective time of the merger employee benefit plans and programs that provide each employee with benefits, rights and entitlements which are comparable to similarly situated employees of NCO Group; and

     following the effective time of the merger, honor all employment, severance and other compensation agreements and arrangements existing on or prior to the date of the merger agreement which are between NCPM and its subsidiaries and any of their officers, directors or employees.

     Both NCO Group and NCPM agreed that they will:

     use their commercially reasonable efforts to cause the merger to qualify as a tax-free reorganization under the Internal Revenue Code and that they will not take, or permit any of their affiliates to take, any action that could reasonably be expected to jeopardize qualification of the merger as a tax-free reorganization; and

     prior to the effective time of the merger, take such steps as may be required to cause any applicable acquisitions or dispositions of capital stock of NCO Group or NCPM resulting from the merger to be exempt under Rule 16b-3 of the Exchange Act of 1934, as amended.

     The discussion above is only a summary and does not contain a complete explanation of all of the covenants contained in the merger agreement. To review all of the various covenants and agreements contained in the merger agreement, you should read the merger agreement, which is attached to this document as Annex A.

     Non-Solicitation

     Under the merger agreement, NCPM agreed that it will not, nor will it authorize or permit any of its subsidiaries or other representatives to: (i) solicit, initiate or knowingly encourage (including by way of furnishing non-public information) or take any other action designed to facilitate any inquiries or the making of any proposal which constitutes a "takeover proposal" (as defined below); (ii) participate in any discussions or negotiations regarding any takeover proposal; (iii) enter into any letter of intent, agreement in principle, acquisition agreement or similar agreement with respect to a takeover proposal; or (iv) approve, endorse or recommend a takeover proposal. However, to the extent that, at any time prior to the time of the adoption of the merger agreement and approval of the merger by NCPM's stockholders, the board of directors of NCPM determines in good faith, after consultation with outside counsel, that failing to do so would violate its fiduciary duties under applicable law, NCPM may, in response to any unsolicited takeover proposal which is reasonably likely to lead to a "superior proposal" (as defined below), take the following actions:

     furnish information with respect to NCPM and its subsidiaries to any person inquiring about or making a takeover proposal pursuant to a customary confidentiality agreement; and

     participate in discussions or negotiations regarding such takeover proposal.

     Prior to or at the time of furnishing any information to or entering into discussions with any potential acquiror, NCPM agreed that it will: (i) inform NCO Group in writing that such information is to be provided; (ii) furnish to NCO Group the identity of the recipient of the information and the terms of the takeover proposal; and (iii) furnish to or notify NCO Group of the availability of the written information. Any violation of these restrictions by NCPM, its subsidiaries or the representatives of each will be deemed to constitute a breach of the merger agreement. A "takeover proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a business that constitutes 10% or more of the net revenues, net income or assets of NCPM and its subsidiaries, taken as a whole, or 10% or more of any class of equity securities of NCPM, any tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of any class of any equity securities of NCPM, or any sale, lease, exchange, transfer or license of assets, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving NCPM or any NCPM subsidiary whose business constitutes 10% or more of the net revenues, net income or assets of NCPM and its subsidiaries taken as a whole.

     The board of directors of NCPM may not withdraw or modify or propose publicly to withdraw or modify, in a manner adverse to NCO Group, its approval or recommendation of the merger agreement with NCO Group, or approve or recommend or propose publicly to approve or recommend any takeover proposal, unless the takeover proposal constitutes an unsolicited superior proposal, and the NCPM board of directors determines in good faith, after consultation with its counsel, in compliance with the terms of the merger agreement, that it is necessary to do so in order to comply with its fiduciary duties under applicable law. "Superior proposal" means any bona fide written proposal to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than a two-thirds of the outstanding NCPM common stock (including all of the NCPM common stock owned by NCO Group) or all or substantially all of NCPM's assets, that the NCPM board of directors determines in good faith, after taking into account advice from its financial advisor and counsel, to be more favorable from a financial point of view to NCPM and its stockholders than the merger with NCO Group.

     The merger agreement provides generally that NCPM must submit the merger agreement for approval to the NCPM stockholders whether or not the NCPM board of directors determines that the merger agreement is no longer advisable and recommends that the NCPM stockholders reject it.

     You should read the merger agreement which is attached as Annex A for a more complete discussion of the non-solicitation provisions.

     Indemnification and Insurance; Indemnification Agreements

     The merger agreement provides that for a period of six years after the effective time of the merger, NCO Group will indemnify, defend and hold harmless the present and former officers, directors, employees and agents of NCPM and its subsidiaries from all losses resulting from or arising out of actions or omissions occurring on or prior to the effective time of the merger, to the full extent permitted or required under applicable law as of the effective time of the merger or the governing documents of NCPM as of the date of the merger agreement. In addition, NCO Group has agreed to maintain, for not less than six years after the effective time of the merger, directors' and officers' liability insurance, with coverage of at least $10.0 million, covering the present and former officers, directors, employees and agents of NCPM and its subsidiaries who are currently covered by NCPM's existing directors' and officers' liability insurance, and on other terms no less favorable than those policies in effect as of the date of the merger agreement.

     In addition, NCO Group has agreed to enter into indemnification agreements with each of the directors of NCPM (other than directors who are also employees of NCPM) providing for indemnification contemplated by the merger agreement. A copy of the form of indemnification agreement is attached to this document as Annex F.

     The right to indemnification and insurance described above are subject to qualifications and limits. You should read the merger agreement, which is attached as Annex A, and the form of indemnification agreement, which is attached as Annex F, for a more complete discussion of the indemnification and insurance provisions.

     Conditions to the Merger

     The obligations of each of NCPM and NCO Group to complete the merger depend upon the satisfaction or waiver of a number of conditions, including, among other things, that:

     no law or regulation shall be in effect that makes completion of the merger illegal, and no court order or other legal restraint or prohibition shall be in effect that prevents the consummation of the merger;

     the merger agreement must have been approved and adopted by the NCPM stockholders;

     the registration statement of which this joint proxy statement/prospectus forms a part must have become effective under the Securities Act and must not be the subject of any stop order or proceeding seeking a stop order; no stop order or similar restraining order shall be threatened or entered by the SEC or any state securities administration preventing the merger; and no order suspending trading of NCO Group common stock on The Nasdaq National Market shall have been issued or pending;

     NCO Group and NCPM must each have received an opinion from their respective counsel that the merger will be treated as a tax-free reorganization for U.S. federal income tax purposes;

     generally, the representations and warranties of the parties must have been true and correct as of the date of the merger agreement and must be true and correct as of the closing date of the merger as though made on and as of the closing date, except where the failure of the representations and warranties to be so true and correct is not, individually or in the aggregate, reasonably likely to result in a material adverse effect on the party making the representations and warranties;

     each party must have, in all material respects, performed all covenants and agreements and complied with all conditions required by the merger agreement to be performed or complied with by that party prior to or on the closing date of the merger.

     there shall not be pending any action, suit or proceeding by a governmental entity which (i) challenges or seeks to restrain or prohibit the consummation of the merger, (ii) relates to the merger and seeks to obtain from NCO Group, NCPM or any of their subsidiaries damages, (iii) seeks to prohibit or limit in any material respect NCO Group's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the capital stock of NCPM, or (iv) materially adversely affects the right of NCO Group, NCPM or any of their subsidiaries to own the assets or operate the business of NCPM; provided, however that this condition shall have been deemed waived by NCPM if NCO Group receives written confirmation reasonably acceptable to NCPM's board that the directors of NCPM are covered by the directors and officers liability policy required under the merger agreement or NCO Group confirms in writing to the NCPM board its obligation to indemnify the directors of NCPM with respect to any such proceeding;

     there shall not be pending any actions, suits or proceedings which individually or in the aggregate, taking into account the totality of the facts and circumstances and the probability of an adverse judgment, are reasonably likely to have a material adverse effect on NCPM and its subsidiaries taken as a whole and which (i) challenges or seeks to restrain or prohibit the consummation of the merger;
           (ii) relates to the merger and seeks to obtain damages from NCO Group or any of its subsidiaries; (iii) seeks to prohibit or limit in any material respect NCO Group's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the capital stock of NCPM; or (iv) affects adversely the right of NCO Group , NCPM or any subsidiary of NCO Group to own the assets or operate the business of NCPM; provided, however, that to the extent that any damages payable in connection with any such claim, action, suit or proceeding will be fully reimbursed by insurance coverage pursuant to insurance policies held by NCPM or NCO Group, such damages will be disregarded in determining the material adverse effect of such claim, action, suit or proceeding on the policy holder; provided, however that this condition shall have been deemed waived by NCPM if NCO Group receives written confirmation reasonably acceptable to NCPM's board that the directors of NCPM are covered by the directors and officers liability policy required under the merger agreement or NCO Group confirms in writing to the NCPM board its obligation to indemnify the directors of NCPM with respect to any such proceeding.

     With respect to the obligation of NCO Group to complete the merger, the following conditions also apply:

     since the date of the merger agreement, there must not have been any material adverse effect on the business, condition, capitalization, assets, liabilities, operations, revenues, results of operations, cash flows, financial performance or prospects of NCPM and its subsidiaries, or on the ability of NCPM and its subsidiaries to consummate the merger and the transactions contemplated by the merger agreement, provided, however, that in determining whether there has been a material adverse effect, the following shall be disregarded: (a) any adverse effects directly resulting from or directly attributable to general economic conditions or general conditions in the industry in which NCPM and its subsidiaries do business which conditions do not affect NCPM and any of its subsidiaries in a materially disproportionate manner; (b) any change in the market price or trading volume of NCPM's stock after December 12, 2003; (c) any adverse change, effect, event, occurrence, state of facts or developments resulting from or relating to compliance with the terms of, or the taking of any action required by, the merger agreement; or (d) the taking of any action by NCO Group or any of its subsidiaries, or the taking of any action approved or consented to by the NCO Group; and

     the merger agreement must have been approved and adopted by the NCO Group shareholders.

     In addition, the following conditions apply with respect to NCPM's obligation to complete the merger:

     the shares of NCO Group common stock to be issued in connection with the merger must have been approved for listing on The Nasdaq National Market; and

     NCO Group shall have delivered to each of the directors of NCPM the indemnification agreements required by the merger agreement.

     To review all of the conditions contained in the merger agreement, you should read the merger agreement which is attached to this document as Annex A.

     Closing Date and Effective Date

     The closing of the merger will take place as soon as practicable after the satisfaction or waiver of the conditions to closing stated in the merger agreement. At the closing of the merger, the parties will file a certificate of merger with the Secretary of State of the State of Delaware. The merger will take effect at the time that the certificate of merger is filed.

     Termination of the Merger Agreement

     At any time before the completion of the merger, whether before or after approval of the merger by the stockholders of NCPM, the merger agreement may be terminated:

     by the mutual consent of the boards of directors of NCO Group and NCPM;

     by NCO Group or NCPM if the merger is not consummated on or before June 30, 2004; however, the right to terminate will not be available to any party whose breach of the merger agreement is the cause of the failure of the merger to have occurred on or prior to June 30, 2004;

     by NCO Group or NCPM if any court or other government agency issues an order or takes any other action restraining or otherwise prohibiting the proposed merger and the order or other action becomes final and non-appealable;

     by NCO Group or NCPM if the NCPM stockholders do not approve the proposed merger by the required vote at a NCPM stockholder meeting;

     by NCO Group or NCPM upon any breach of the merger agreement by the other party or if the other party's representations and warranties become inaccurate and the breaching party fails to cure the breach within 15 business days after receiving notice of the breach;

     by NCPM if the average closing sale price of NCO Group common stock during the 10 business day period ending on the second trading day preceding the closing of the merger is less than $21.50 per share and NCO Group does not elect to increase the merger exchange ratio as provided in the merger agreement;

     by NCO Group if the NCO Group shareholders do not approve the proposed merger by the required vote at a NCO Group shareholder meeting; and

     by NCO Group if the NCPM board of directors does not recommend or has withdrawn or adversely modified its recommendation to the NCPM stockholders in favor of approval of the merger; NCPM enters into an acquisition or other agreement with respect to a takeover proposal (as defined above in "--Non-Solicitation") with a party other than NCO Group; or a tender or exchange offer relating to NCPM securities is commenced and NCPM does not send a statement to its stockholders disclosing that NCPM recommends rejection of the tender or exchange offer.

     Expenses

     All costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by NCO Group except that NCPM will pay its own costs and expenses if the merger agreement is terminated because of pending litigation, the issuance of a court order prohibiting the merger, the breach of the merger agreement by NCPM or the occurrence of an event described in the last bullet point in the preceding section.

Exchange Procedures for NCPM Stock

     NCO Group will designate an exchange agent satisfactory to NCPM. Promptly after the merger is completed, the exchange agent will mail to each NCPM stockholder a letter of transmittal and instructions for use in surrendering his or her NCPM stock certificates to the exchange agent. Upon the surrender of an NCPM stock certificate to the exchange agent in accordance with the instructions and a completed and signed letter of transmittal, the exchange agent will exchange the NCPM stock certificate for new certificates representing the whole number of shares of NCO Group common stock into which the shares of NCPM common stock represented by the NCPM stock certificate have been converted in accordance with the merger agreement. No fractional shares will be issued. If applicable, the NCO Group stock certificate will be accompanied by cash in lieu of fractional shares of NCO Group common stock.

Opinion of Financial Advisor to NCO Group

     Deutsche Bank Securities Inc., or Deutsche Bank, has acted as financial advisor to NCO Group in connection with the merger. On December 12, 2003, Deutsche Bank delivered its opinion to the NCO Group board of directors, subsequently confirmed by written opinion of the same date, to the effect that, as of December 12, 2003, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Bank, the exchange ratio was fair, from a financial point of view, to NCO Group.

     The full text of Deutsche Bank's written opinion, dated December 12, 2003, which discusses, among other things, the assumptions made, matters considered and limits on the review undertaken by

Deutsche Bank in connection with the opinion, is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference. We urge you to read this opinion in its entirety. The following summary of the Deutsche Bank's opinion is qualified in its entirety by reference to the full text of the opinion.

     In connection with Deutsche Bank's role as financial advisor to NCO Group, and in arriving at its opinion, Deutsche Bank has, among other things:

     reviewed publicly available financial information and other information concerning NCO Group and NCPM,

     reviewed internal analyses and other information furnished to it by NCO
           Group and prepared by both NCO Group and NCPM,

     held discussions with the members of the senior management of NCO Group,

     reviewed the reported prices and trading activity for the common stock of both NCO Group and NCPM,

     compared financial and stock market information for NCO Group and NCPM with similar information for selected companies whose securities are publicly traded,

     reviewed selected recent business combinations which it deemed comparable in whole or in part,

     reviewed the terms of the merger agreement and related documents, and performed other studies and analyses and considered other factors as it deemed appropriate.

     In preparing its opinion, Deutsche Bank did not assume responsibility for the independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning NCO Group or NCPM, including, without limitation, any financial information, forecasts or projections, considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities, of NCO Group or NCPM. With respect to the financial forecasts and projections made available to Deutsche Bank and used in its analysis, including analyses and forecasts of certain cost savings, operating efficiencies, revenue effects and financial synergies (collectively referred to in this summary as synergies) expected by NCO Group and NCPM to be achieved as a result of the merger, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of NCO Group or NCPM as to the matters covered thereby. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of those forecasts and projections, including the synergies, or the assumptions on which they are based. Deutsche Bank's opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to Deutsche Bank as of, the date of its opinion.

     For purposes of rendering its opinion, Deutsche Bank has assumed that, in all respects material to its analysis:

     the representations and warranties of NCO Group and NCPM contained in the merger agreement are true and correct,
     that NCO Group and NCPM will each perform all of the covenants and agreements to be performed by it under the merger agreement,

     all conditions to the obligation of each of NCO Group and NCPM to consummate the merger will be satisfied without any waiver thereof, and all governmental, regulatory or other approvals and consents required in connection with the consummation of the transactions contemplated by the merger agreement will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either NCO Group or NCPM is a party or subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on NCO Group or NCPM or reduce the contemplated benefits of the merger to NCO Group.

     For purposes of its opinion, Deutsche Bank has assumed, if the NCO Group common stock value (defined in the merger agreement as the average closing sale price of NCO Group common stock for the ten trading day period ending on the second day prior to the closing date of the merger) is less than $21.50, and NCO Group exercises its right under the merger agreement to adjust the exchange ratio so that NCPM's public stockholders receive that number of shares of NCO Group common stock equal to $7.78021 divided by the NCO Group common stock value, that the NCO Group common stock value will be not less than $19.20.

     In addition, Deutsche Bank has been advised by NCO Group, and accordingly has assumed for purposes of its opinion, that the merger will be tax-free to each of NCO Group and NCPM and their respective stockholders.

Deutsche Bank's Financial Analysis

     Set forth below is a summary of the material financial analyses performed by Deutsche Bank in connection with its opinion. At a NCO Group board of directors meeting on December 4, 2004, Deutsche Bank reviewed these financial analyses with the NCO Group board of directors as of that date.

     As agreed in the merger agreement, the exchange ratio is 0.36187, subject to the right of NCO Group to adjust the exchange ratio if the NCO Group common stock value is less than $21.50, as described above. In reaching its conclusion regarding the fairness of the exchange ratio, Deutsche Bank performed updated analyses, which are described below. These updated analyses were presented to NCO Group's board of directors on December 12, 2003. These summaries of financial analyses include information presented in tabular format. In order to understand fully the financial analyses used by Deutsche Bank, the tables must be read together with the text of each summary.

     Accretion/dilution analysis. Deutsche Bank conducted an analysis of the expected NCO Group earnings per share, or EPS, in the absence of the merger, and determined the extent to which that expectation would change following the merger. Deutsche Bank analyzed the expected impact for the fiscal year 2004 on the basis of the projections delivered to Deutsche Bank, taking into account certain adjustments relating to the merger, including the impact of the expected synergies. The following table summarizes the results of Deutsche Bank's analysis:

                    Accretion/dilution analysis(1) - summary
-------------------------------------------------------------------------------

                                   NCO Group   Pro forma    Accretion/(dilution)
                                      EPS       EPS (1)             (%)
                                   ---------------------------------------------
2004E                                $1.79       $1.79              0.0%

(1) Assumes the realization of $0.9 million in synergies related to the elimination of certain public company expenses that will no longer be incurred on a pro forma basis.

     Analysis of Selected Publicly Traded Companies. Deutsche Bank reviewed certain financial information and calculated commonly used valuation measurements for NCO Group and NCPM (as applicable) to corresponding information and measurements for groups of publicly traded companies in the accounts receivable management and purchased accounts receivable sectors, respectively.

     The publicly traded companies selected in the accounts receivable management sector (to which NCO Group was compared) consisted of:

                  Asta Funding, Inc.
                  Portfolio Recovery Associates, Inc.
                  PRG-Schultz International, Inc.
                  Baycorp Advantage Limited
                  Collection House Limited
                  Intrum Justitia AB

     The publicly traded companies selected in the purchased accounts receivable sector (to which NCPM was compared) consisted of:

                  Asta Funding, Inc.
                  Encore Capital Group, Inc.
                  Portfolio Recovery Associates, Inc.

The financial information and valuation measurements reviewed by Deutsche Bank included, among other things:

     current equity market valuation and 52 week range;

     total enterprise value (the sum of equity market valuation and net debt);

     ratios of total enterprise value to revenues, earnings before interest, taxes, depreciation and amortization, or EBITDA, and earnings before interest and taxes, or EBIT; and

     ratios of current equity market valuation to estimated 2003 and estimated 2004 net income.

     To calculate the trading multiples for NCO Group and NCPM and the respective selected companies, Deutsche Bank used information provided by NCO Group and NCPM and publicly available information concerning historical and projected financial performance, including published historical financial information and earnings estimates reported by First Call. First Call, a subsidiary of Thomson Financial, is a data service that monitors and publishes compilations of earnings estimates by selected research analysts regarding companies of interest to institutional investors. The results can be summarized as follows:


  Publicly traded company analysis -- Accounts Receivable Management Sector(1)
--------------------------------------------------------------------------------
                                        Publicly traded company
                                         statistics -- Summary
                                    -------------------------------    NCO Group
Last twelve months                  High     Low     Mean    Median
                                    --------------------------------------------
 Total enterprise                                                     |
  value/Revenue                      7.4x    1.0x     3.4x     2.7x   |   1.2x
 Total enterprise                                                     |
  value/EBITDA                      12.6x    6.1x     9.8x    10.2x   |   7.7x
 Total enterprise                                                     |
  value/EBIT                        18.0x    8.5x    13.7x    13.8x   |  10.6x
 Market price/2003E EPS             48.3x   14.1x    28.5x    23.5x   |  15.1x
 Market price/2004E EPS             30.4x    9.7x    17.3x    13.8x   |  12.5x

(1) Publicly traded company analysis as of 12/12/03


  Publicly traded company analysis -- Purchased Accounts Receivables Sector(1)
--------------------------------------------------------------------------------
                                       Publicly traded company
                                        statistics -- Summary           NCPM
                                                                     ($8.11 per
                                   -------------------------------      share)
Last twelve months                 High     Low     Mean    Median
                                   ---------------------------------------------
 Total enterprise                                                    |
  value/Revenue                     7.4x    3.3x     5.3x     5.1x   |    2.5x
 Total enterprise                                                    |
  value/EBITDA                     12.6x    9.6x    11.5x    12.3x   |    9.3x
 Total enterprise                                                    |
  value/EBIT                       12.9x   10.2x    11.9x    12.7x   |    9.5x
Market price/2003E EPS             22.5x   14.1x    18.8x    19.7x   |   19.8x
Market price/2004E EPS             18.0x   10.6x    15.0x    16.6x   |   14.0x

(1) Publicly traded company analysis as of 12/12/03

     None of the companies utilized in the publicly traded company analysis is identical to NCO Group or NCPM. Accordingly, Deutsche Bank believes the analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank's opinion, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.

     Analysis of Selected Precedent Transactions. Deutsche Bank reviewed 38 completed mergers and acquisition transactions since January 1, 2000, in which the acquirer held the majority of the outstanding shares of a company, and in which the remaining minority shares of that company were acquired which are referred to as the selected transactions. Deutsche Bank calculated that the selected transactions were effected at premiums to the acquired companies' respective per share market prices prior to the announcements of the transactions. The results of this analysis are as follows:


             Analysis of Selected Precedent Transactions - Summary
  ------------------------------------------------------------------------------
                                                Announced equity
                                                 purchase price
                                                      as a
                                                   premium to
                                                    targets'         $8.11 over
                                                stock price over    NCPM's stock
                                                    previous:         price(2)
 -------------------------------------------------------------------------------
                                                        Adjusted
                                                Mean     Mean(1)
                                                ----------------
1 day prior                                     38.9%     31.8%        26.1%
1 week prior                                    41.8%     38.2%        28.7%
4 weeks prior                                   44.2%     42.9%        33.0%

(1) Excludes the five highest and five lowest premiums.
(2) Represents NCPM's stock price prior to NCO Group and NCPM's 10/22/03 announcement of the proposed acquisition.

     The analysis for the selected transactions was based on public information available at the time of announcement of such transactions, without taking into account differing market and other conditions during the period between January 1, 2000 and November 30, 2003, during which the selected transactions occurred.

     Historical Exchange Ratio Analysis. Deutsche Bank reviewed the historical ratio of the daily per share market closing prices of NCPM common stock divided by the corresponding prices of NCO Group common stock over the 30-day, 60-day, 90-day, 180-day and 360-day periods prior to October 22, 2003 (the last business day prior to initial announcement of the merger). The results of this analysis can be summarized as follows:



                  Historical exchange ratio analysis - Summary
  ----------------------------------------------------------------------------
                Average NCO       Average NCPM   Implied Exchange    Transaction
             Group Stock Price    Stock Price          Ratio           premium
30 day (1)         $24.63            $6.20            0.252x            43.7%
60 day (1)         $22.87            $6.07            0.265x            36.4%
90 day (1)         $21.38            $5.98            0.280x            29.5%
180 day
  (1)              $18.84            $6.01            0.319x            13.4%
360 day
  (1)              $17.73            $5.95            0.336x             7.8%

(1) Represents trading days prior to NCO Group and NCPM's 10/22/03 announcement of the proposed acquisition.


     Deutsche Bank then compared these implied exchange ratios with the exchange ratio for the merger of 0.36187.

     Discounted Cash Flow Analysis. Deutsche Bank performed a discounted cash flows analysis for both NCPM and NCO Group. Deutsche Bank calculated the discounted cash flow values for each of NCPM and NCO Group as the sum of the net present values of the estimated future cash flows that NCPM or NCO Group, as the case may be, will generate for the years 2004 through 2008, plus the value of NCPM or NCO Group at the end of such period.

     The estimated future cash flows were based on the financial projections for NCPM and for NCO Group for the years 2004 through 2008 prepared by NCO Group's management, furnished to Deutsche Bank by NCO Group. The terminal value for NCPM was calculated based on projected EBITDA for 2008 and a range of multiples of EBITDA ranging from 8.5x to 9.5x. Deutsche Bank used discount rates ranging from 10.0% to 11.0%. Deutsche Bank used these discount rates based on its judgment of the estimated weighted average cost of NCPM's capital and used the EBITDA multiples based on its review of the trading characteristics of NCPM. The results of Deutsche Bank's analysis can be summarized as follows:


                 NCPM Discounted Cash Flow Analysis -- Summary
  ------------------------------------------------------------------------------
                                                           Terminal TEV/EBITDA
                                                                 multiple
                                                          ----------------------
                                                          8.5x     9.0x    9.5x
                                                          ----------------------
                                               Discount
                                                 rate
                                                 10.0%    $8.13   $8.59    $9.06
                                                 10.5%    $7.90   $8.36    $8.81
                                                 11.0%    $7.68   $8.13    $8.57



               NCO Group Discounted Cash Flow Analysis - Summary
  ------------------------------------------------------------------------------
                                                          Terminal TEV/EBITDA
                                                               multiple
                                                       -------------------------
                                                        7.0x     7.5x      8.0x
                                                       -------------------------
                                            Discount
                                              rate
                                              12.0%    $29.22   $31.40    $33.58
                                              12.5%    $28.42   $30.55    $32.68
                                              13.0%    $27.63   $29.72    $31.80


     Deutsche Bank observed that the implied value of NCPM's common stock based on the discounted cash flow analysis ranged from $7.68 to $9.06 per share and compared that range of values to the notional merger consideration of $8.11 per share.

     General. The foregoing summary describes all analyses and factors that Deutsche Bank deemed material in its presentation to NCO Group board of directors, but is not a comprehensive description of all analyses performed and factors considered by Deutsche Bank in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses.

     In conducting its analyses and arriving at its opinions, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the NCO Group board of directors as to the fairness to NCO Group of the exchange ratio and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Deutsche Bank made, and was provided by NCO Group's management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond NCO Group's or NCPM's control. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of NCO Group, NCPM or their respective advisors, neither NCO Group nor Deutsche Bank nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

     The terms of the merger were determined through negotiations between NCO Group and a special committee of independent members of the NCPM board of directors and were approved by the NCPM board of directors. Although Deutsche Bank provided advice to NCO Group during the course of these negotiations, the decision to enter into the merger was solely that of the NCO Group board of directors. As described above, the opinion and presentation of Deutsche Bank to the NCO Group board of directors were only one of a number of factors taken into consideration by the NCO Group board of directors in making its determination to approve the merger. Deutsche Bank's opinion was provided to the NCO Group board of directors to assist it in connection with it consideration of the merger and does not constitute a recommendation to any stockholder as to how to vote or take any other action with respect to the merger.

     NCO Group selected Deutsche Bank as financial advisor in connection with the merger based on Deutsche Bank's qualifications, expertise, reputation and experience in mergers and acquisitions. NCO Group has retained Deutsche Bank pursuant to a letter agreement dated November 21, 2003. As compensation for Deutsche Bank's services in connection with the merger, NCO Group has paid Deutsche Bank a reasonable and customary cash fee, the majority of which is not contingent on the outcome of the transaction. Regardless of whether the merger is consummated, NCO Group has agreed to reimburse Deutsche Bank for reasonable fees and disbursements of Deutsche Bank's counsel and all of Deutsche Bank's reasonable travel and other out-of-pocket expenses incurred in connection with the merger or otherwise arising out of the retention of Deutsche Bank under the letter agreement. NCO Group has also agreed to indemnify Deutsche Bank and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the merger.

     Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank's prior relationship with NCO Group included its role in March, 2001 as sole lead manager to NCO Group's
$125 million convertible subordinated notes offering and as NCO Group's financial adviser in its November, 2003 announced acquisition of RMH Teleservices, Inc. In the ordinary course of business, Deutsche Bank and its affiliates may actively trade securities of NCO Group or NCPM for their own account or the account of their customers and, accordingly, may from time to time hold a long or short position in such securities.

Opinion of Financial Advisor to NCPM

     Pursuant to an engagement letter dated October 21, 2003, NCPM retained JMP Securities LLC, referred to as JMP, to provide it with financial advisory services and to render an opinion to the special committee as to the fairness to NCPM's stockholders, from a financial point of view, of the consideration to be paid by to the stockholders of NCPM other than NCO Group, referred to as NCPM's minority stockholders, in connection with the proposed transaction.

     During a conference call held with the special committee on December 12, 2003, JMP rendered its oral opinion, which was confirmed in writing as of the same date, to the effect that as of that date and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the consideration of 0.36187 shares of NCO Group stock per one share of NCPM stock, referred to as the Offer, was fair to NCPM's minority stockholders, from a financial point of view.

     The full text of JMP's opinion, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex C to this joint proxy statement/prospectus. The summary of JMP's opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

     JMP's opinion is addressed to the special committee, concerns only the fairness of the Offer from a financial point of view and does not constitute a recommendation as to whether any holder of NCPM's stock should vote any shares in favor of, or take any other action with respect to, the Offer.

     In arriving at its opinion, JMP, among other things, reviewed:

     a draft of the merger agreement dated as of December 12, 2003, including the terms and conditions of the merger contemplated by the merger agreement;

     certain publicly available financial statements and certain other business and financial information relating to NCPM furnished to JMP by NCPM management;

     certain publicly available financial statements and certain other publicly available business and financial information relating to NCO Group;

     financial forecasts of NCPM for the quarters ending December 31, 2003, through December 31, 2004, prepared by the management of NCPM (NCPM management having informed JMP that these are the only forecasts available), and as modified at the request of the special committee to reflect the assumption of the higher cash purchases discussed below;

     certain financial forecasts prepared by Wall Street research analysts who report on NCO Group, and other industry research;

     information relating to certain strategic, financial and operational benefits anticipated from the merger provided by NCPM management;

     the pro forma financial effects of the merger on NCO Group's earnings per share for the year ending December 31, 2004, based on First Call consensus estimates which did not include any pro forma impact of the RMH Teleservices, Inc. transaction on NCO Group's earnings per share;

     the historical prices and trading activity of NCPM's common stock and of NCO Group's common stock;

     public information with respect to certain other companies in lines of business JMP believed to be generally comparable to the businesses of NCPM and NCO Group; and

     the financial terms of certain business combinations involving companies in lines of business JMP believed to be generally comparable to those of NCPM and NCO Group.

     In addition, JMP held discussions with certain members of the management of NCPM and NCO Group with respect to the proposed offer, the past and current business operations of NCO Group and NCPM, the financial condition and future prospects and operations of NCO Group and NCPM, the effects of the proposed offer on the financial condition and future prospects of NCO Group and NCPM, and certain other matters JMP deemed necessary or appropriate to its inquiry.

     In its review and analysis, and in arriving at its opinion, JMP, with the permission of the special committee, relied upon the accuracy and completeness of all of the financial and other information that was publicly available, was supplied or otherwise made available to JMP, or discussed with or reviewed by JMP, and did not assume responsibility for independently verifying, and did not independently verify, such information. With respect to financial forecasts prepared by management, JMP assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of NCPM as to the future financial performance of NCPM. JMP noted to the special committee that it viewed the internal management forecasts as potentially conservative, especially with respect to purchases of new portfolios. At the request of the special committee, JMP, using the financial model provided by NCPM management, altered the purchasing assumptions to reflect a higher amount of cash purchases for 2004, which resulted in a range of 2004 EPS estimates as high as of $0.62 per share versus $0.48 per share in the Company's base case model. Both of the aforementioned estimates for 2004 EPS were taken into account in JMP's valuation analysis.

     JMP did not undertake or obtain any independent evaluations or appraisals of any of the assets or liabilities, contingent or otherwise, of NCO Group or NCPM, nor did it assume any obligation to conduct any physical inspection of the properties or facilities of NCO Group or NCPM. JMP was not requested to, and did not solicit, any indications of interest from any third parties with respect to the sale of all or any part of NCPM. JMP made no independent investigation of any legal or accounting matters affecting NCO Group or NCPM, and it assumed the correctness of all legal and accounting advice given to such parties and their respective boards of directors or committees thereof. JMP did not express any opinion as to the underlying valuation, future performance or long-term viability of NCO Group or NCPM, or the price at which NCO Group or NCPM common stock would trade at any time.

     In rendering its opinion, JMP operated under the assumption that the transaction will be consummated on substantially the same terms and conditions as those set forth in the draft of the merger agreement furnished to JMP on December 12, 2003. JMP further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the offer and merger will be obtained without any adverse effect on NCO Group or NCPM or on the contemplated benefits of the transaction.

     JMP's opinion was based on economic, market and other conditions as in effect on, and the information made available to JMP as of, the date of the opinion. Subsequent developments may affect JMP's opinion; however, JMP does not have any obligation to update, revise, or reaffirm its opinion. JMP's opinion is limited to the fairness of the Offer, from a financial point of view, to NCPM's minority stockholders, and JMP expressed no opinion as to (i) the underlying decision by NCPM to engage in the transaction described in this prospectus, (ii) the structure or tax consequences of the transaction or (iii) the availability or advisability of any alternatives to the transaction. JMP expressed no opinion as to the price at which NCO Group's or NCPM's common stock will trade at any time after the date of its opinion, whether before or after consummation of the merger.

     The following is a summary of the material financial analyses performed by JMP in connection with providing its opinion. The summary is not a complete description of all of the analyses performed by JMP. Certain information in this section is presented in a tabular form. In order to better understand the financial analyses performed by JMP, these tables must be read together with the text of each summary. JMP's opinion is based upon the totality of the various analyses performed by JMP, and no particular portion of the analyses has any merit standing alone. The results of such analyses are summarized in the tables below.

     Implied Offer Premium Analysis. JMP reviewed the implied offer price, based on the product of the exchange ratio and the 10 day average of NCO Group's closing price through December 11, 2003, and compared it to the average closing prices of NCPM stock over various periods leading up to the announcement of NCO Group's initial proposal on October 22, 2003. The following table summarizes the implied premiums based on the implied offer price.

                                                                     Implied    Implied
       Period ending                                         NCPM     Offer      Offer
       October 22, 2003                                     Price     Price     Premium
       --------------------------------------------------   -----    -------    -------
       October 22, 2003                                     $6.43     $8.21      27.7%
       Last 20 Day Average                                   6.23      8.21      31.9%
       Last 3 Month Average                                  6.03      8.21      36.1%
       Last 6 Month Average                                  5.95      8.21      38.0%
       Last 12 Month Average                                 5.97      8.21      37.5%


     Precedent Stock-for-Stock Minority Buy-In Transaction Analysis. Using publicly available information, JMP analyzed, among other things, the implied premiums in selected precedent stock-for-stock minority buy-in transactions announced since October 1999. Each of these 19 transactions had a total value in excess of $5 million and involved a publicly-traded U.S. target in which a publicly-traded U.S. acquiring company owned between 50% and 90% of the target prior to announcing the transaction. These precedent transactions are set forth in the table below.

                                 Precedent Stock-for-Stock Minority Buy-In
     --------------------------------------------------------------------------------------------------
    Date
    Announced      Target                                        Acquiror Name
     -----------   ------------------------------------------    --------------------------------------
    05/23/03       FNIS                                          Fidelity National Financial
    04/10/03       Hotels.com                                    USA Interactive
    04/02/03       On Command Corp                               Liberty Media
    04/01/03       Liberty Satellite Tech                        Liberty Media
    03/19/03       Expedia, Inc.                                 USA Interactive
    07/26/02       Tremont Corporation                           Valhi, Inc.
    06/03/02       Ticketmaster                                  USA Interactive
    03/18/02       McAfee.com                                    Network Associates
    02/15/02       NRG Energy                                    Xcel Energy
    02/04/02       Intimate Brands                               The Limited
    11/07/01       Aquila                                        UtiliCorp. United
    10/08/01       TeleCorp PCS                                  AT&T Wireless

                                 Precedent Stock-for-Stock Minority Buy-In
     --------------------------------------------------------------------------------------------------
    Date
    Announced      Target                                        Acquiror Name
     -----------   ------------------------------------------    --------------------------------------
    10/05/01       Zengine                                       MCSi
    10/04/01       TyCom                                         Tyco International
    08/15/00       Infinity Broadcasting                         Viacom
    03/08/00       Thermedics                                    Thermo Electron Corp.
    03/08/00       Thermo Instrument Systems                     Thermo Electron Corp.
    12/15/99       ThermoLase                                    Thermo Electron Corp.
    10/20/99       Thermo TerraTech                              Thermo Electron Corp.


     In its analysis, JMP derived and compared implied premiums for the merger and the precedent transactions, calculated as follows using the final offer price to the price one-day prior to initial offer and the final offer price to the price ten-days prior to initial offer.


                                                                                                Precedent Stock-for Stock Minority
                                                                                                       Buy-In Transactions
                                                                                               ------------------------------------
                                                                                                                           Implied
                                                                                               Premium Range                 NCPM
                                                                                               -------------              Price per
                                                                                               Low      High    Premium     Share
                                                                                              -----    -----    -------   ---------
Final Offer Price to the Price 1-day Prior to Initial Offer                                   -16.8%   87.9%
 Average                                                                                                         27.0%      $8.17
 Median                                                                                                          14.2%      $7.35
Final Offer Price to the price 10-days Prior to Initial Offer                                 -15.6%   98.2%
 Average                                                                                                         30.3%      $8.10
 Median                                                                                                          25.8%      $7.82


     Comparable Transaction Analysis. Using publicly available information, JMP analyzed the consideration offered and the implied transaction value multiples paid or proposed to be paid in ten merger and acquisition transactions that were completed since the beginning of 1996 that involved targets that JMP deemed to be generally comparable to NCPM. In addition, JMP reviewed transactions made by NCO Group since 1994. All multiples for the comparable transactions were based on public information available at the time of the announcement of such transactions.

     The purpose of the comparable transaction analysis was to establish the equity values per share for NCPM implied by certain acquisition multiples paid in recent merger and acquisition transactions involving NCPM's peers.

                                          Precedent Comparable Transactions
  -------------------------------------------------------------------------------------------------------------------
     Date
   Acquired                          Target                                             Acquiror
 ------------    ----------------------------------------------    --------------------------------------------------
01/24/02         Howard Schultz & Associates                       Profit Recovery Group
02/20/01         Creditrust Corporation                            NCO Group
12/17/99         Outsourcing Solutions                             Madison Dearborn
08/20/99         Compass International Services                    NCO Group
03/31/99         JDR Holdings                                      NCO Group
11/30/98         Medaphis Services Corporation                     NCO Group
04/01/98         Union Corp                                        Outsourcing Solutions Inc.
12/31/97         Nationwide Credit, Inc.                           Centre Partners/Weiss, Peck & Greer
11/07/96         Payco American Corp                               OSI Holdings Corp.
07/31/96         Aman Collection Service                           Norwest Corp


                                 Precedent Comparable Transactions Made by NCO Group
  -------------------------------------------------------------------------------------------------------------------
     Date
   Acquired                          Target
 ------------    ----------------------------------------------
12/09/02         The Revenue Maximization Group
08/19/02         Great Lakes Collection Bureau
02/20/01         Creditrust Corporation
08/20/99         Compass International Services
05/21/99         Co-Source Corporation
03/31/99         JDR Holdings
11/30/98         Medaphis Services Corporation
07/01/98         MedSource
05/05/98         FCA International
02/06/98         The Response Center
01/01/98         Collections Division of American Financial Enterprises
10/01/97         ADVANTAGE Financial Services
10/01/97         Credit Acceptance Corporation
02/02/97         Collections Division of CRW Financial
01/31/97         CMS A/R Services
01/30/97         Tele-Research Center
01/22/97         Goodyear & Associates
09/05/96         Management Adjustment Bureau
01/03/96         Collections Division of Trans Union Corporation
08/01/95         Eastern Business Services
04/29/94         B. Richard Miller


     In its analysis, JMP derived and compared transaction multiples for the merger and the precedent transactions, calculated as follows:

     Transaction value divided by revenue for the last twelve months prior to the transaction announcement date, which is referred to as "LTM Revenue"

     Market capitalization of the target divided by target's net income for the last twelve months prior to the transaction announcement date, which is referred to as "LTM Net Income"

     Market capitalization of the target divided by target's shareholder equity in the most recent period ending prior to the transaction announcement date, which is referred to as "Book Value"

     Transaction value divided by EBITDA (earnings before interest, taxes, depreciation and amortization) for the last twelve months prior to the transaction announcement date, which is referred to as "LTM EBITDA"


                                                      Precedent Comparable Transactions
                                              ------------------------------------------------
                                                 Multiple
                                                  Range                               Implied
                                               ------------                             NCPM
                                                               Average     Median    Price per
                                               Low    High    Multiple    Multiple   share (1)
                                              ----    -----   --------    --------   ---------
    Transaction Value/LTM Revenue (2)         0.5x     2.0x      1.1x       1.0x       $ 5.21
    Market Capitalization/LTM Net Income      5.5x    49.6x     25.7x      22.7x       $10.69
    Market Capitalization/Book Value          0.4x     6.9x      2.7x       1.9x       $10.04
    Transaction Value/LTM Revenue             0.6x     2.3x      1.4x       1.4x       $ 7.32
    Transaction Value/LTM EBITDA              5.3x    11.2x      8.1x       7.3x       $ 6.03

---------------
(1) Based upon median multiple.
(2) Precedent comparable transactions made by NCO Group. Reflects the historical multiples that NCO Group has paid for their acquisitions since 4/29/1994, per NCO Group Annual Report on Form 10-K filed for period ended 12/31/02.

     Comparable Public Companies Analysis. Using publicly available information, JMP compared selected financial data for NCPM with similar data for the following publicly traded companies engaged in businesses which JMP judged to be relevant to that of NCPM:

                      Asta Funding, Inc.
                      Encore Capital Group, Inc.
                      Portfolio Recovery Associates, Inc.

     These companies were selected, among other reasons, because they engage in businesses reasonably comparable to those of NCPM. For each selected company, JMP calculated and compared various financial multiples and ratios based on closing stock prices as of December 11, 2003, publicly available financial data as of September 30, 2003 and information it obtained from Securities and Exchange Commission filings, Thomson Financial/First Call and FactSet Research Systems, Inc.

     The purpose of the comparable public companies analysis was to establish the equity values per share for NCPM implied by certain trading multiples of NCPM's publicly traded peers at the time of JMP's opinion.

     In its analysis, JMP derived and compared multiples for NCPM, and a range of selected companies, calculated as follows:

     P/E Ratio for the twelve months ended September 30, 2003, which is referred to as "Price/LTM EPS"

     P/E Ratio for calendar year 2003 estimated earnings, which is referred to as "Price/2003 EPS"

     P/E Ratio for calendar year 2004 estimated earnings assuming a $0.48 scenario based on NCPM management's projections, which is referred to as "Price/2004 EPS $0.48 Scenario"

     P/E Ratio for calendar year 2004 estimated earnings assuming a $0.62 scenario based on NCPM's internal projections modified to reflect assumptions requested by the special committee, which is referred to as "Price/2004 EPS $0.62 Scenario"

     Total Enterprise Value, which is referred to as "TEV", defined by JMP as market capitalization plus debt minus cash, divided by operating earnings before interest, taxes, depreciation, and amortization, which is referred to as "EBITDA," for the last twelve months ended September 30, 2003

     Market Capitalization divided by shareholder's equity, which is referred to as "Price/Book Value"

The results of this analysis are summarized as follows:


                                                       Comparable Companies Analysis
                                             -------------------------------------------------
                                                Multiple
                                                  Range                               Implied
                                              -------------                             NCPM
                                                               Average     Median    Price per
                                              Low     High    Multiple    Multiple   share (1)
                                             -----    -----   --------    --------   ---------
Price/LTM EPS                                15.2x    21.5x     19.1x      20.7x       $ 9.75
Price/2003 EPS                               14.4x    22.4x     18.7x      19.1x       $ 7.85
Price/2004 EPS $0.48 Scenario                11.5x    17.8x     15.1x      16.1x       $ 7.71
Price/2004 EPS $0.62 Scenario                11.5x    17.8x     15.1x      16.1x       $ 9.64
TEV/EBITDA                                    7.2x    11.8x     10.3x      11.8x       $12.91
Price/Book Value                              2.5x     5.3x      3.8x       3.4x       $17.88

---------------
(1) Based upon median multiple.

     Contribution Analysis. JMP reviewed projections of future operating and financial information for NCO Group based on Wall Street analysts' reports. JMP also reviewed projections for NCPM provided by the management of NCPM, including projections modified to reflect assumptions requested by the special committee. JMP examined the relative contribution of NCPM minority stockholders to NCO Group's pro forma financial statements, which included the latest twelve months ended September 30, 2003 and the projected 12 months ended December 31, 2004 reported by FirstCall as the consensus EPS estimate. In all scenarios, JMP assumed $550,000 of after-tax synergies anticipated to be realized as a result of the merger, based upon information and data provided by NCPM management. Comparing the pro forma basic and diluted ownership of NCPM's minority stockholders relative to their percentage contribution to NCO Group's financial statement, JMP calculated a range of equity value from $6.25 to $8.25 per share.

     Pro Forma Merger Analysis. JMP prepared a pro forma analysis of the financial impact of the transaction using First Call estimates for NCO Group and a financial model of NCPM prepared by NCO Group for NCPM management. For 2004, JMP compared the existing earnings per share estimates of NCO Group common stock (reported by FirstCall as the consensus EPS estimate) to the earnings per share of NCO Group common stock on a pro forma basis, assuming $550,000 in after-tax synergies and a range of share prices for NCO Group. Based on the number of shares expected to be issued as a result of this transaction, JMP estimated that the proposed transaction would result in approximately $0.01 of dilution for NCO Group based upon NCPM management's $0.48 EPS estimate and $0.01 of accretion for NCO Group based upon the $0.62 EPS scenario, which reflects changes to NCPM's management model requested by the special committee.

     Discounted Cash Flow Analysis. JMP calculated the unlevered free cash flows that NCPM is expected to generate during calendar years 2004 through 2008, based upon financial projections for 2004 provided by NCPM and extrapolated by JMP for the years 2005 through 2008. JMP also calculated a range of terminal values of NCPM by applying a range of terminal enterprise value to EBITDA multiples of 5.5x to 6.5x to the estimated EBITDA for 2008. The unlevered free cash flows and the range of terminal values were then discounted to the present using a range of discount rates from 16.75% to 20.75%, which were chosen by JMP based upon an analysis of NCPM's weighted average cost of capital. After subtracting estimated net debt at December 31, 2003, the discounted cash flow analysis indicated a range of equity values of between $7.36 and $10.27 for each share of NCPM common stock on a stand-alone basis (i.e., without synergies).

     The following table summarizes the implied NCPM valuations (in millions of dollars) resulting from JMP's discounted cash flow analysis:


                      Implied Present Value of Equity based on              Implied Price Per Share
                    --------------------------------------------    ----------------------------------------
                              EBITDA Terminal Multiple                      EBITDA Terminal Multiple
                    --------------------------------------------    ----------------------------------------
Discount Rate        5.50x    5.75x     6.00x    6.25x     6.50x    5.50x   5.75x    6.00x   6.25x    6.50x
                    ------    ------   ------    ------   ------    -----   -----    -----   -----    ------
16.75%         |    $123.0    $127.1   $131.2    $135.3   $139.4    $9.06   $9.36    $9.67   $9.97    $10.27
17.75%         |     116.8     120.7    124.7     128.6    132.6     8.60    8.89     9.18    9.47      9.77
18.75%         |     110.9     114.7    118.5     122.3    126.0     8.17    8.45     8.73    9.00      9.28
19.75%         |     105.3     108.9    112.6     116.2    119.8     7.76    8.02     8.29    8.56      8.82
20.75%         |     100.0     103.4    106.9     110.4    113.9     7.36    7.62     7.88    8.13      8.39

     The summary set forth above does not purport to be a complete description of the analyses or data presented by JMP. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. JMP believes that the summary set forth above and its analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. JMP based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which JMP based its analyses are set forth above under the description of each such analysis. JMP's analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, JMP's analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

     As a part of its investment banking business, JMP and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and other purposes. JMP was selected to deliver an opinion to the special committee with respect to the offer on the basis of such experience and its familiarity with NCPM and NCO Group.


     Under the terms of the JMP engagement, NCPM paid JMP a fee of $300,000 for issuing its fairness opinion with respect to the transaction. JMP will be paid an additional sum of $411,250 upon completion of the merger for services rendered in connection with the transaction, calculated as follows: $25,000 for each 1% increase in the aggregate value of the consideration over the original offer of $7.05 per share. The value of the NCO Group share consideration to be received was based on the average closing price of NCO Group's shares for the ten trading days prior to the signing of the merger agreement. JMP will also be reimbursed for reasonable out-of-pocket expenses. NCPM has agreed to indemnify JMP and its affiliates against certain liabilities, including liabilities arising under the Federal securities laws and otherwise.

     JMP and its affiliates maintain banking and other business relationships with NCO Group and its affiliates, for which they receive customary fees. JMP maintains a market in the shares of NCO Group common stock. In the ordinary course of their businesses, JMP and its affiliates may actively trade the debt and equity securities of NCO Group or NCPM for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

Background of the Merger

     NCPM was incorporated in January 1999 as a wholly-owned subsidiary of NCO Group. In February 2001, it merged with Creditrust Corporation in connection with Creditrust's emergence from Chapter 11 bankruptcy. As a result of this merger, approximately 36.7% of the stock of NCPM was issued to persons other than NCO Group, including certain creditors of Creditrust Corporation. At such time Michael Barrist, the president and chief executive officer of NCO Group and NCPM, purchased his share ownership in NCPM, which currently is approximately 2.8% of the outstanding common stock of NCPM, excluding options. Additionally, as part of the plan of reorganization of Creditrust, NCPM entered into a 10-year agreement with NCO Group for the exclusive servicing of all of NCPM's purchases and receivables.

     In the spring of 2003, NCO Group's management began to explore the possibility of acquiring the minority interest of NCPM. Beginning in April 2003, members of NCO Group's management held discussions with NCO Group's financial advisor, Deutsche Bank Securities, and NCO Group's outside counsel, Blank Rome LLP, to consider the possible acquisition of the shares of NCPM that NCO Group did not own and the means by which that acquisition might be effected. In April 2003, Mr. Barrist indicated to the NCPM board of directors that NCO Group may be interested in acquiring the minority interest of NCPM. After consulting NCO Group's advisors, NCO Group's management discussed with NCO Group's board of directors on May 2, 2003, its consideration of a possible transaction in which NCO Group would acquire all of the common stock of NCPM that it did not already own. At that meeting, the board of NCO Group authorized management to proceed with the contemplated transaction if management so chose to proceed, including through offers made directly to the stockholders of NCPM and on the terms generally discussed with the directors. Thereafter, from time to time, the members of NCO Group's board of directors were informally advised of the progress of the discussions with NCPM. In July 2003, Mr. Barrist informed the other four members of the NCPM Board of Directors that the NCO Group Board was anticipating making a proposal regarding the purchase of the minority interest in NCPM.

     On September 15, 2003, in a telephonic meeting of the NCPM board of directors, speaking on behalf of NCO Group, Mr. Barrist and Paul E. Weitzel, Jr., Executive Vice President, Corporate Development and International Operations of NCO Group, indicated that NCO Group was considering a proposal to acquire the shares of NCPM stock that it did not own in a stock-for-stock merger at an exchange rate that would provide to each NCPM minority stockholder shares of NCO Group common stock valued at $7.05 per share of NCPM stock held. Mr. Barrist indicated further that NCO Group intended to vote on the transaction and that NCO Group had retained Deutsche Bank Securities to provide NCO Group financial advice with respect to the proposed transaction. Mr. Barrist indicated that NCO Group would make a formal proposal after the formation of a special committee of the board of directors of NCPM, which would be charged with evaluating the proposal, and the retention of financial and legal advisors by the special committee. Thereafter, on September 15, 2003, the board of directors of NCPM formed a special committee comprised of all of the independent directors of NCPM, James Rosener, James Hunter, Jeffrey Schraeder and Alan Scheinkman, to review and evaluate the anticipated proposal from NCO Group.

     Over the subsequent weeks, the special committee reviewed written proposals from prospective financial and legal advisors, and Messrs. Hunter and Rosener, acting on behalf of the special committee, interviewed certain of such financial and legal advisors. In a telephonic meeting on October 7, 2003, the special committee approved the retention of the law firm of Winston & Strawn LLP to serve as legal counsel to the special committee and agreed to invite representatives of JMP Securities LLC to provide to the special committee a form of engagement letter and to meet with the special committee for consideration of JMP as financial advisor to the special committee.

     On October 15, 2003, NCO Group sent a letter, signed by Mr. Weitzel, to the board of directors of NCPM. The letter formally expressed NCO Group's intention, to commence an exchange offer to acquire all of the common stock of NCPM that it did not already own. NCO Group's letter offered the minority stockholders of NCPM, shares of NCO Group common stock with a fair market value of $7.05 but not more than 0.3066 shares of NCO Group common stock per share of NCPM and not less than 0.2712 shares of NCO common stock per share of NCPM.

     On October 15, 2003, the special committee met with representatives of JMP and Winston & Strawn to consider the retention of JMP Securities LLC as financial advisor to the special committee and to review the written proposal from NCO Group dated October 15, 2003. The special committee approved the retention of JMP. Under the terms of the JMP engagement, if an agreement were reached with NCO Group with respect to a transaction, JMP would receive a fee of $300,000 for issuing its fairness opinion with respect to the transaction. JMP would receive an additional sum of $25,000 for each 1% increase in the aggregate price over the original offer of $7.05. The value of NCO Group shares to be received would be based on the price of NCO Group's shares prior to the signing of the definitive merger agreement. Winston & Strawn described the relevant standards of care and loyalty under Delaware law applicable to the directors in the discharge of their fiduciary duties in considering NCO Group's bid.

     Under the terms of the NCO Group proposal, NCO Group would issue NCO Group common stock with a fair market value of $7.05 to the minority stockholders of NCPM for each share of NCPM common stock, but not more than
0.3066 shares and not less than 0.2712 shares of NCO Group common stock per share of NCPM common stock. The fair market value would be based on the average closing prices of NCO Group common stock during the 20 trading-day period ending two trading days prior to the closing date of the proposed transaction. Under the terms of the proposal, an answer from NCPM was required no later than October 22, 2003. After review of the proposal, the special committee informed the management of NCO Group that it had retained financial and legal advisors and that it would require an extension of time beyond October 22, 2003 in order to fully review the matter and to allow for the appropriate due diligence. Representatives from NCO Group agreed that such time for review would be provided.

     On October 17, 2003, the special committee requested that the management of NCPM provide certain due diligence materials for purposes of review by the special committee's financial and legal advisors.

     On October 22, 2003, NCPM issued a press release announcing its receipt of the offer from NCO Group, the formation of the special committee and the retention of financial and legal advisors. NCO Group also issued a press release announcing its proposal.

     On October 24, 2003, representatives from JMP and Winston & Strawn met with Richard Palmer, Senior Vice President, Finance, and Chief Financial Officer of NCPM, as well as with Mr. Barrist and Michael Meringolo, Senior Vice President -- Acquisitions and Portfolio Management of NCPM, in NCPM's offices in Baltimore, Maryland, to discuss the past and current business operations of NCO Group and NCPM, the financial condition and future prospects of NCO Group and NCPM and the effects of the proposed offer on the financial condition and future prospects of NCO Group and NCPM.

     On October 27, 2003, the special committee, JMP and Winston & Strawn met telephonically to discuss the status of the due diligence review.

     At an October 29, 2003 meeting, JMP and Winston & Strawn reviewed their due diligence analyses with the special committee and identified additional areas for review.

     On October 30, 2003, JMP received NCPM's 2004 forecast from the management of NCPM.

     On October 31, 2003, Mr. Barrist updated the NCO Group board of directors on the progress of the negotiations with NCPM at the regularly scheduled NCO Group board of directors meeting.

     On November 7, 2003, the special committee met with JMP and Winston & Strawn to review the status of the due diligence activities and to discuss calls and letters received from minority stockholders of NCPM regarding the proposed acquisition. The special committee discussed, based upon a preliminary report provided by JMP, the 2004 forecast provided by the management of NCPM. The special committee requested that JMP review the impairment projections and the timing and amount of projected portfolio purchases and provide a 2004 forecast analysis with revised purchasing assumptions. After further discussion of JMP's preliminary financial valuation analysis, the special committee determined that the NCO Group offer was not acceptable.

     On November 10, 2003, the special committee communicated to NCO Group its rejection of the $7.05 per share offer. In a November 10, 2003 telephone call between Mr. Barrist and Messrs. Hunter and Rosener, Messrs. Hunter and Rosener indicated that no meaningful discussions between the special committee and NCO Group were appropriate unless NCO Group substantially improved its proposal.

     On November 11, 2003, the special committee responded to letters sent by certain NCPM stockholders regarding the proposed transaction. In its responses, the special committee confirmed that the special committee had been formed and that it was diligently evaluating the fairness of the proposed transaction.

     The special committee met with JMP and Winston & Strawn on November 17 and 18, 2003 to further review the valuation and fairness considerations presented by JMP. Using the financial model provided by NCPM, JMP and the special committee reviewed financial models suggesting earnings per share estimates ranging from $0.48 to $0.62 for 2004.

     On November 18, 2003, the special committee met with Mr. Barrist (on behalf of NCO Group) and other senior officers of NCO Group, as well as NCO Group's counsel, Blank Rome LLP. Mr. Barrist proposed to improve the exchange rate to provide an implied value of the proposed purchase price of $8.26 per NCPM share, which offer was conditioned upon agreement by NCPM that there be no requirement that the transaction be approved by a majority of the minority stockholders of NCPM. The special committee, in proposing a further increase to an exchange ratio providing for an implied value of $8.50 per NCPM share, explained its rationale for estimating the 2004 earnings per share range up to $0.62 for NCPM. Mr. Barrist disagreed with the rationale for the underlying 2004 earnings per share estimates as high as $0.62 and supported management's more conservative estimates, based upon its estimate of the availability and pricing of assets for purchase. Mr. Barrist indicated that NCO Group would be announcing after the close of business on November 18, 2003, its plans to acquire RMH Teleservices, Inc. and provided information with respect to such transaction.

     After further discussions on November 18, 2003, between the special committee and Mr. Barrist, the special committee and Mr. Barrist agreed to consider a transaction with an exchange ratio based on an NCO Group market average with an implied value of $8.50 per NCPM share, provided that if the average closing price of NCO Group common stock were less than $21.50 per share for a period prior to the closing of the transaction, NCPM could terminate the transaction, without cost to NCPM, unless NCO Group improved the exchange ratio so that NCPM stockholders would receive that number of shares of NCO Group common stock with a value equivalent to $21.50, based on such pre-closing trading value. The parties agreed that if such transaction proceeded, it would be accomplished without the approval of a majority of the minority stockholders of NCPM. The special committee indicated that any such transaction was subject to a satisfactory merger agreement and its receipt from JMP of an opinion that the transaction was fair, from a financial point of view, to the NCPM minority stock holders. Mr. Barrist stated that he would discuss the proposal with the NCO Group board of directors.

     On November 19, 2003, Mr. Barrist reported to Mr. Hunter that the NCO Group board of directors was considering, with its financial and legal advisors, approval of the transaction under the proposed terms and conditions.

     On November 20, 2003, the special committee met with JMP and Winston & Strawn to discuss the status of the transaction and to receive a summary from JMP of its analysis of the proposed transaction. JMP presented to the special committee a summary of the analysis that it had performed in connection with the potential transaction, including a due diligence review of NCPM, a review of the projected financial performance of NCPM and the strategic merits of the proposed transaction, and an assessment of the value of NCPM using a variety of market-based approaches, a minority contribution analysis approach and a discounted cash flow approach and an analysis of the performance of NCO Group's common stock.

     On November 21, 2003, Mr. Weitzel advised Mr. Rosener that the NCO Group board of directors continued to review the proposed transaction. Mr. Rosener requested that Mr. Weitzel continue to work with the NCO Group board of directors to secure approval of the transaction at the indicated exchange ratio.

     From December 1, 2003 through December 12, 2003, NCO Group and its counsel Blank Rome negotiated with the NCPM special committee and its counsel Winston & Strawn the terms and conditions of the definitive agreement for the proposed transaction. During this time, NCO Group informed NCPM that the transaction would be submitted for approval by the stockholders of NCO Group under listing requirements of The Nasdaq National Market in light of Mr. Barrist's interest in NCPM.

     On December 4, 2003, the NCO Group board of directors held a special telephonic meeting to review the terms of the merger documents. Messrs. Barrist and Weitzel made presentations concerning the principal terms of the merger and discussed the effects of the proposed merger. Representatives of Deutsche Bank then presented a summary of its financial analysis of the transaction to the board of directors based on the then proposed implied value of $8.50 per share to be paid for each share of NCPM stock. The representatives said that, based on an implied value of $8.50 per share to be paid for each share of NCPM stock, Deutsche Bank was prepared to give an opinion that the merger exchange ratio to be paid to NCPM minority stockholders is fair to NCO Group from a financial point of view. The board requested that Blank Rome LLP determine whether NCO Group shareholder approval was required under the applicable listing requirements of The Nasdaq National Market.

     On December 6, 2003, the NCO Group board of directors along with legal counsel and its financial advisors, held a special telephonic meeting to discuss the merger and the requirement for NCO Group shareholder approval under applicable listing requirements of The Nasdaq National Market.

     On December 12, 2003, Messrs. Hunter and Rosener met with Messrs. Barrist and Weitzel to discuss and resolve the open issues under the merger agreement.

     On December 12, 2003, the NCO Group board of directors held a special telephonic meeting to review the final terms of the merger documents. At this meeting, Deutsche Bank gave its opinion to the NCO Group board of directors, subsequently confirmed by written opinion of the same date, that the merger exchange ratio of 0.36187 to be paid by NCO Group in the merger is fair to NCO Group from a financial point of view. After a review of the final terms of the merger documents, the NCO Group board of directors approved the merger and authorized the officers of NCO Group to finalize and execute the merger agreement (with Mr. Barrist present but abstaining from voting following his identification of his interests in the transaction).

     On December 12, 2003, the special committee met telephonically with JMP and Winston & Strawn to consider the proposed transaction. The special committee reviewed the status of the transaction, acknowledging the recent approval by the NCO Group board. Messrs. Hunter and Rosener, with assistance from Winston & Strawn, outlined the terms of the proposed merger agreement, which provides for, among other things, an exchange ratio of 0.36187 and the right of NCO Group, in the event the average closing sale price of NCO Group common stock for the 10 day trading period ending on the second day prior to the closing date of the transaction were to be less than $21.50 per share, to terminate the merger agreement unless NCO Group were to agree to improve the exchange ratio so that the minority stockholders receive that number of shares of NCO Group common stock with a value equivalent to the $21.50 price, based on such ten trading day average stock price.

     Representatives of JMP then presented a summary of its financial analysis of NCO Group in light of the proposed transaction exchange ratio of 0.36187. JMP concluded that, as of December 12, 2003 and subject to the terms of its letter of opinion of same date, the exchange ratio of 0.36187 is fair, from a financial point of view, to the NCPM minority stockholders.

     The special committee discussed the fact that the exchange ratio implied by the proposal made by NCO Group on November 18, 2003, determined using a trailing average share price for NCO Group stock of $23.489, resulted in a nominal value of $8.21 per share of NCPM stock on December 12, 2003 (the date NCO Group's board finally approved the transaction). The special committee discussed whether the decline in the share price of NCO Group stock was the result of a performance change in NCO Group or consistent with the transitory change that had been predicted by NCO Group's management when they advised the special committee of the RMH transaction. The special committee felt that the value of the proposed transaction on the date the board of directors of NCO Group approved the offer was equivalent to the value on the date NCO Group first made the offer. Accordingly, the special committee determined to proceed with the proposed transaction at an exchange ratio of 0.36187.

     The special committee unanimously resolved (a) that the merger agreement was fair to and in the best interests of the NCPM and the NCPM minority stockholders; (b) to recommend to the board of directors of NCPM that the merger agreement be authorized, adopted and approved; and (3) to recommend that the board of directors of NCPM recommend that the stockholders of NCPM adopt the merger agreement and approve the merger contemplated thereby.

     In a meeting of the board of directors of NCPM held immediately after the special committee meeting, the board of directors of NCPM (with Mr. Barrist present but abstaining from voting following his identification of his interests in the transaction) resolved (a) that the merger agreement was advisable, fair to and in the best interests of NCPM and the NCPM minority stockholders and was approved for execution by NCPM; (b) to recommend that the stockholders of NCPM adopt the merger agreement and approve the merger; and
(c) to authorize the appropriate officers to prepare, file and execute all documents (including SEC filings) required or desirable in connection with the transaction.

     On December 12, 2003 the parties executed the merger agreement. On December 15, 2003, the parties issues a joint press release announcing the merger.


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
NCO Group's Reasons for the Merger; Recommendation of NCO Group's Board of Directors

     The NCO Group board of directors has determined that the terms of the merger agreement and the merger are fair to, and in the best interests of, NCO Group and its stockholders. In reaching its determination, the NCO Group board of directors consulted with NCO Group's management, as well as its legal counsel, accountants, and financial advisors and gave significant consideration to a number of factors bearing on its decision. The following are the reasons the NCO Group board of directors believes the merger will be beneficial to NCO Group and its stockholders:

     The ability of the combined company to more effectively pursue, in a coordinated manner, strategic growth opportunities and other expansion strategies, in part due to improved integration and coordination between NCO Group and NCPM;

     The elimination of the potential for conflicts of interest between the companies, enabling management to focus time and resources on the combined businesses and fully exploit the combined assets;

     The possible reductions in costs associated with maintaining NCPM's status as a public company; and

     The freeing up of management to focus on the day-to-day operations of NCPM's business as a result of the elimination of the responsibilities of running a public company.

     In addition to the reasons stated above, in the course of its deliberations concerning the merger, the NCO Group board of directors consulted with NCO Group's management, legal counsel, accountants and financial advisors and reviewed a number of other factors relevant to the merger, including:

     Information concerning the business, assets, operations, management, financial condition, operating results, competitive position and prospects of NCO and NCPM;

     The expected tax and accounting treatment of the merger; and

     Reports on specific terms of the merger agreement.

     The NCO Group board of directors also considered a number of potentially negative factors in its deliberations concerning the merger, including:

     The potential conflicts of interest arising out of the merger; and

     The risk that the potential benefits of the merger might not be realized.

     The NCO Group board of directors concluded, however, that the benefits of the transaction and its stockholders outweighed the risk associated with these negative factors.

     NCO Group does not intend this discussion of the information and factors considered by the NCO Group board of directors to be exhaustive, although this discussion does include all material factors considered by the NCO Group board of directors. In reaching its determination to approve and recommend the merger agreement to the NCO Group shareholders for their approval, the NCO Group board of directors did not assign any relative or specific weights to the factors considered, and individual directors of NCO Group might have weighed factors differently.

The Special Committee's Reasons for the Merger

     As a result of NCO Group's control of NCPM and Mr. Barrist's interest in the proposed merger, to effectively and fairly review and evaluate the proposal, NCPM formed a special committee of the board, referred to as the special committee, comprised of its independent directors.

     The special committee recommended to the board of directors of NCPM approval of the merger agreement and the recommendation of the merger to the stockholders primarily because it determined that the transaction would enable the NCPM minority stockholders to receive value for their shares of NCPM common stock at a significant premium over the market price of NCPM stock before the announcement of the proposed transaction. The special committee determined to proceed with the merger transaction after it negotiated an exchange ratio that resulted in a significant premium, taking into account, among other things, the limited liquidity of NCPM stock as compared to that of NCO Group stock, the limited strategic alternatives available to NCPM, and the potential synergies that would result in a merger with NCO Group.

     In its review of the NCO Group acquisition proposal, the special committee considered the absence of realistic strategic alternatives to the NCO Group proposal. The special committee determined that a strategic business combination transaction with or sale to a party other than NCO Group was not an alternative unless such transaction were initiated by NCO Group. In reaching this conclusion, the special committee considered the 63.3% stock ownership position in NCPM held by NCO Group, as well as NCO Group's expressed interest in acquiring the business of NCPM, and NCPM's exclusive servicing agreement with NCO Group which expires in 2011.

The Special Committee's Beliefs Regarding the Fairness of the Merger

     The special committee determined that the merger agreement and the merger are fair to, and in the best interests of, NCPM and its minority stockholders.

     The special committee acted solely on behalf of the NCPM minority stockholders in connection with the negotiation of the merger agreement. The members of the special committee are not employees of NCPM or otherwise affiliated with NCO Group and do not have any material direct or indirect interest in the merger other than as stockholders of NCPM. The special committee retained JMP Securities LLC to review the financial terms of the merger and to advise the special committee in connection with its negotiations with NCO Group regarding the financial terms of the merger, and to provide, in accordance with its customary practices, an opinion to the special committee with respect to the fairness, from a financial point of view, to NCPM minority stockholders of the consideration provided pursuant to the merger agreement.

     In making the fairness determination described above, the special committee considered a number of factors, including the significant positive and negative substantive and procedural factors described below. The following discussion of the factors considered by the special committee is not intended to be exhaustive, but instead summarizes the significant factors considered by the special committee in connection with its consideration of the merger agreement and the merger, as well as its determination that the merger agreement and the merger are fair to, and in the best interests of, NCPM and its minority stockholders.

     The special committee considered a number of factors and potential benefits of the merger, including the following positive substantive factors:

     As of October 22, 2003 (the last trading day prior to the announcement of NCO Group's proposal), the ten-day average trading price for NCPM stock was $6.27 per share. Negotiations between the special committee and NCO Group began with the initial NCO Group proposal of $7.05 for each share of the common stock of NCPM common stock that NCO Group did not already own (reflecting a proposed exchange ratio of not more than 0.3066 and not less than 0.2712) and resulted in an exchange ratio of 0.36187. This ratio provided an implied offer price of $8.21for each share of NCPM common stock as of December 12, 2003 (the date the merger agreement was executed), representing a premium for the minority stockholders of NCPM of 30.88% over the ten-day average from October 22, 2003.

     Ownership of NCO Group common stock provides significantly greater liquidity to its shareholders than that available to NCPM stockholders through the ownership of NCPM common stock. The ten-day average daily trading volume for NCO Group common stock as of October 22, 2003 was 82,600 shares, as compared to the ten-day average daily trading volume for NCPM common stock of 2,240 as of such date.

     The special committee believes that the merger will allow NCO Group and NCPM to realize synergies in the form of cost savings.

     The special committee believes that through the ownership of NCO Group common stock, NCPM's stockholders will be able to continue to participate in NCPM's growth, and to participate in a more diversified company with broader access to capital markets and greater borrowing capacity than NCPM, which may be used to finance acquisitions and capital expansion that may be unavailable to NCPM if it remains an independent public company that is majority owned and controlled by NCO Group.

     The merger with NCO Group will eliminate certain of the administrative costs associated with NCPM's status as a public company, including costs involved in meeting the reporting obligations of the securities laws.

     The receipt of NCO Group common stock by the holders of NCPM common stock in the merger is expected to be tax-free to such holders, as well as to NCO Group and NCPM.

     The special committee has obtained the opinion of JMP to the effect that, based upon and subject to the assumptions, qualifications and limitations stated in its opinion, as of the date of its opinion, the exchange ratio of 0.36187 is fair, from a financial point of view, to NCPM minority stockholders.

     The special committee considered the following positive procedural factors:

     The special committee consisted only of NCPM directors who are not employees of NCPM or otherwise affiliated with NCO Group, and who have no material direct or indirect interest in the merger other than as stockholders of NCPM.

     The special committee and its financial and legal advisors were the only participants in meetings of the special committee during which the merger agreement and the merger were reviewed.

     The special committee retained independent financial and legal advisors to assist the special committee in its review and analysis of the proposal from NCO Group.

     Only NCPM directors who are not employees of NCPM or otherwise affiliated with NCO Group, and who have no material direct or indirect interest in the merger other than as stockholders of NCPM, negotiated, with the assistance of the financial and legal advisors, the terms and conditions of the merger with NCO Group.

     The merger agreement does not limit NCPM's right to furnish non-public information to, or to enter into discussions and negotiations with, third parties in response to certain types of unsolicited acquisition proposals (such as a proposal to acquire stock in NCPM that is likely to lead to the acquisition of more than two-thirds of NCPM's outstanding common stock or substantially all of NCPM's assets) if, among other things, NCPM's board of directors determines that the failure to furnish non-public information, or to enter in such negotiations or discussions, would be inconsistent with its fiduciary duties to NCPM's stockholders under applicable law.

     The merger agreement does not prohibit NCPM's board of directors from withdrawing, modifying or changing its recommendation that NCPM stockholders vote to approve and adopt the merger agreement and the merger if NCPM receives an unsolicited proposal from a third party to acquire more than two-thirds of NCPM's outstanding common stock or substantially all of NCPM's assets on terms that the board of directors determines to be more favorable to NCPM's stockholders than the merger, provided that the board of directors also determines that the failure to withdraw, modify or change its recommendation would be inconsistent with its fiduciary duties to NCPM stockholders under applicable law.

     If NCPM's board of directors terminates the merger, NCPM will not be required to pay a termination or other break-up fee and will only be required to pay its own expenses in connection with the merger and merger agreement under limited circumstances in the event of termination of the merger agreement by NCO Group.

     The special committee also considered and balanced against the potential benefits of the merger a number of potentially adverse factors concerning the merger, including the following:

     Any business combination transaction involving NCPM, or any sale of NCPM to a third party, would be dependent on the approval of NCO Group given its ownership of 63.3% of the outstanding shares of NCPM common stock as of the date of the merger agreement. In addition, NCO Group has exclusive rights to service all of NCPM's accounts receivable until 2011. The special committee believes that NCO Group's significant voting power and the servicing agreement give NCO Group an effective veto, which serves to discourage third parties from pursuing a business combination transaction with, or an acquisition of, NCPM.

     Although the special committee has reviewed the proposed transaction, there remains a general business risk that the potential benefits of the merger might not be realized.

     On November 18, 2003, NCO Group announced its planned acquisition of RMH
           Teleservices, Inc. The special committee cannot predict the impact that the proposed acquisition of RMH will have on the future performance of NCO Group stock or the overall performance of NCO Group stock in general.

     NCPM's current portfolio was generated during a cyclical downturn of the U.S. economy. In light of the economic conditions in which such portfolios were generated, the future


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
           financial performance of NCPM could exceed the earnings per share range of estimates reviewed by the special committee.

     The special committee did not quantify or otherwise assign relative or specific weights or importance to the factors described above, nor did the special committee evaluate whether the factors described above were of equal importance. In addition, each of the individual members of the special committee may have assigned differing levels of importance to different factors described above, and may have viewed certain factors described above more positively or negatively than other members of the special committee. However, in reaching its determination regarding the fairness of the merger to NCPM minority stockholders, the special committee considered all positive and negative factors and concluded that, on balance, the positive factors outweighed the negative factors.

Interests of NCPM's Management and Stockholders in the Merger

     In considering the recommendation of the NCPM board of directors with respect to the proposed merger, NCPM stockholders should note that the directors, officers, stockholders and/or affiliates of NCPM noted below have interests in the merger that may be different from or in addition to the interests of NCPM stockholders generally. The board of directors of NCPM was aware of these interests and took these interests into account in approving the proposed merger and the transactions contemplated by the merger agreement.

     NCPM's Stock Ownership. NCO Group owns approximately 63.3% of the outstanding NCPM common stock. NCPM's directors and executive officers beneficially own approximately 2.8% of the outstanding NCPM common stock, excluding options, substantially all of which is beneficially owned by Mr. Michael Barrist, the chairman of the board, president and chief executive officer of NCPM and NCO Group. In addition, Mr. Barrist beneficially owns approximately 7.5% of the common stock of NCO Group, excluding options.

     NCPM Stock Options. NCPM's directors, officers and employees currently hold options to purchase approximately 715,500 shares of NCPM common stock. Upon completion of the merger, holders of NCPM stock options will be entitled to receive NCO Group stock options and, upon the exercise of their NCO Group stock options, a number of shares of NCO Group common stock determined as described under "The Merger -- Material Terms of the Merger Agreement -- Treatment of NCPM Stock Options."

     Special Committee Fees. Directors serving on the special committee each received a fee for such service, including $50,000 payments to each of James Rosener and James Hunter (as co-Chairmen of the special committee) and $35,000 payments to each of Jeffrey Schraeder and Alan Scheinkman.

     Employment Arrangements. Michael J. Barrist will continue as the president and chief executive officer of NCPM after the merger. The other executive officers of NCPM will remain officers and employees of NCO Group after the merger. For information concerning executive officers of NCPM and the compensation paid to them, see NCPM's Annual Report on Form 10-K, a copy of which is included as Annex D to this document.

     Severance Payments. Officers of NCPM are generally entitled to severance benefits if their employment is terminated without cause upon completion of the merger or at any time thereafter.

     Indemnification; Insurance; Indemnification Agreements. The merger agreement provides that for a period of six years after the effective time of the merger, NCO Group will indemnify, defend and hold harmless the present and former officers, directors, employees and agents of NCPM and its subsidiaries from all losses, to the full extent permitted or required under applicable law as of the effective time of the merger or the governing documents of NCPM as of the date of the merger agreement. In addition, NCO Group agreed to maintain for not less than six years from the effective time of the merger directors' and officers' liability insurance, with coverage of at least $10.0 million, and on other terms and conditions no less favorable than those policies in effect on the date of the merger agreement. The right to indemnification and insurance described above is subject to exceptions. See "--Indemnification and Insurance; Indemnification Agreements."

     In addition, NCO Group has agreed to enter into indemnification agreements with each of the directors of NCPM (other than directors who are also employees of NCPM) providing for indemnification contemplated the by merger agreement. A copy of the form of indemnification agreement is attached to this document as Annex F.

Ownership of NCO Group Following the Merger

     As a result of the merger, the holders of NCPM common stock will become shareholders of NCO Group. Upon completion of the merger, each outstanding share of NCPM stock will be converted into NCO Group common stock. NCO Group will cause the shares of NCO Group common stock to be issued in the merger to be listed on The Nasdaq National Market.

     Assuming no change in the initial exchange rate, it is anticipated that NCO Group will issue approximately 1.8 million shares of NCO Group common stock to NCPM minority stockholders. It is also anticipated that NCO Group will reserve approximately 259,000 additional shares of NCO Group common stock upon the exercise of currently outstanding options to purchase NCPM common stock to be assumed by NCO Group. Based upon the number of shares of NCO Group common stock issued and outstanding on the record date and the number of shares of NCO Group common stock anticipated to be issued in the merger, excluding shares subject to options to be assumed by NCO Group, the shares of NCO Group common stock issued to NCPM minority stockholders in the merger will constitute approximately 6.5% of the outstanding common stock of NCO Group after the merger. As previously noted, holders of NCPM options will receive options to purchase up to approximately 259,000 additional shares of NCO Group common stock. Assuming the exercise of all of these options after the merger, NCPM minority stockholders will own approximately 7.3% of the common stock of NCO Group.

Board of Directors and Management of NCO Group Upon Consummation of the Merger

     When the merger is complete, NCO Group will continue to be managed by its current directors and officers.

Regulatory Approvals

     Neither NCO Group nor NCPM is aware of any regulatory requirements that must be complied with in connection with the merger.

Resale of NCO Group Common Stock

     The NCO Group common stock issued in connection with the merger will be freely transferable, except that shares issued to any NCPM stockholder who is an affiliate of NCPM or who becomes an affiliate of NCO Group are subject to restrictions on resale under Rule 145 adopted by the SEC.


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
No Dissenters' or Appraisal Rights for NCO Group Shareholders or NCPM
Stockholders

     Under Pennsylvania law, holders of NCO Group common stock are not entitled to dissenters' rights or appraisal rights in connection with the merger.

     Under Delaware law, holders of NCPM common stock are not entitled to dissenters' rights or appraisal rights in connection with the merger.

Material Federal Income Tax Consequences of the Merger

     The following discussion summarizes the material federal income tax consequences of the merger of NCPM with and into a subsidiary of NCO Group to holders of NCPM common stock, assuming that the merger is effected as described in the merger agreement and this joint proxy statement/prospectus. The following discussion is based on currently existing provisions of the Internal Revenue Code, existing Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences of the transaction to the stockholders of NCPM.

     This discussion does not address all United States federal income tax considerations that may be relevant to particular NCPM stockholders in light of their individual circumstances or to NCPM stockholders who are subject to special rules, such as:

     financial institutions;

     insurance companies;

     retirement plans;

     tax-exempt organizations;

     dealers in securities;

     persons that hold their NCPM common stock as part of a straddle, a hedge against a currency risk or a constructive sale or conversion transaction;

     persons who hold their NCPM common stock through partnerships or pass-through entities;

     persons who are not citizens or residents of the United States or who are foreign corporations, foreign partnerships or foreign estates or trusts;

     persons who are subject to the alternative minimum tax provisions of the Code; or

     persons who acquired their NCPM common stock in connection with a stock option or stock purchase plans or in some other compensatory transaction.

     This discussion assumes that NCPM's stockholders hold their shares of NCPM common stock as capital assets. In addition, the following discussion does not address the tax consequences of the merger under foreign, state or local tax laws. Furthermore, the discussion does not address the tax consequences of transactions effected before, after or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, transactions in which NCPM's common stock is acquired or NCO Group shares are disposed of.

     It is a condition to the closing under the merger agreement that each of Blank Rome LLP, counsel to NCO Group, and Winston & Strawn LLP, counsel to the special committee of NCPM, render a tax opinion to the effect that the merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code. This discussion is, and the opinions of counsel will be, subject to certain assumptions, limitations and qualifications, and are based upon the truth and accuracy of certain factual representations made by NCO Group and NCPM. If any of those representations or assumptions is inaccurate, the tax consequences of the merger could differ from those discussed here.

     No ruling from the Internal Revenue Service has been or will be requested in connection with the merger. In addition, stockholders of NCPM should be aware that the tax opinion discussed in this section is not binding upon the Internal Revenue Service. Moreover, the Internal Revenue Service could adopt a contrary position which could be sustained by a court.

     Assuming the merger constitutes a reorganization within the meaning of
Section 368(a) of the Code, the following federal income tax consequences will result to NCPM stockholders:

     No Gain or Loss. Subject to the discussion below regarding cash received in lieu of fractional shares of NCO Group common stock, NCPM stockholders receiving NCO Group common stock in the merger will not recognize any gain or loss as a result of the receipt of NCO Group common stock in exchange for their NCPM common stock in the merger.

     Cash Payments Received in Lieu of Fractional Shares. Cash payments received by NCPM stockholders in lieu of fractional shares of NCO Group common stock will generally recognize capital gain or loss upon such payment, equal to the difference, if any, between such NCPM stockholder's tax basis in the fractional share and the amount of cash received. This gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period for the share of NCPM common stock exchanged for the fractional share of NCO Group common stock is more than one year at the completion of the merger.

     Tax Basis and Holding Period. A stockholder's aggregate tax basis in the NCO Group common stock received in the merger will be equal to the aggregate tax basis of the NCPM common stock surrendered in the exchange less any tax basis of the NCPM common stock surrendered that is allocable to a fractional share of the NCO Group common stock for which cash is received. A NCPM stockholder's holding period for the NCO Group common stock received will include the holding period for the NCPM common stock surrendered in exchange therefor.

     NCPM stockholders receiving NCO Group common stock in the merger should file a statement with their United States federal income tax returns for the year in which the merger occurs setting forth the tax basis in the NCPM common stock exchanged in the merger and the fair market value of the NCO Group common stock and the amount of cash, if any, received in the merger.

     This discussion is intended to provide only a general summary of the material United States federal income tax consequences of the merger, and is not a complete analysis of all potential United States federal income tax consequences of the merger. This discussion does not address tax consequences that may very with, or are contingent on, individual circumstances.

     THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER


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
AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO. THUS, NCPM STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FOREIGN, FEDERAL, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

Accounting Treatment

     Following the completion of the merger, NCO Group will adjust the 36.7% minority interest component of the assets and liabilities of NCPM to the fair value in NCO Group's consolidated balance sheet and will no longer record the 36.7% minority interest component of NCPM's income after the closing date in NCO Group's consolidated statement of income. See "Pro Forma Combined Condensed Financial Statements."

Listing of NCO Group Common Stock on Nasdaq

     NCO Group will cause the shares of NCO Group common stock to be issued in connection with the merger to be listed on The Nasdaq National Market.

Delisting and Deregistration of NCPM Common Stock

     If the merger is completed, all NCPM common stock will be delisted from The Nasdaq National Market and deregistered under the Securities Exchange Act of 1934, as amended.

Information Concerning NCPM

     The rules of the SEC require this joint proxy statement/prospectus to include certain information regarding NCPM, including, among other things, (i) a description of NCPM's business, (ii) management's discussion and analysis of financial conditions and results of operations of NCPM, and (iii) audited financial statements of NCPM. In order to provide certain parts of the required information, NCPM included as Annex D to this joint proxy statement/ prospectus its Annual Report on Form 10-K for the year ended December 31, 2002 in the form such report was filed with the SEC on March 13, 2003. Such Annual Report is attached as Annex D and is incorporated by reference into this joint proxy statement/prospectus. Information concerning compensation paid to Mr. Barrist in his capacity as president and chief executive officer of NCO Group and NCPM is incorporated by reference to NCO Group's Annual Report on Form 10-K for the year ended December 31, 2002.


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
                         NCPM COMMON STOCK OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     The following table sets forth as of February 10, 2004, certain information regarding the beneficial ownership of NCPM common stock by: (i) each person known by NCPM to own beneficially more than 5% of the outstanding common stock; (ii) each of NCPM's directors; (iii) the chief executive officer and each of the other executive officers of NCPM; and (iv) NCPM's directors and other executive officers as a group. As of February 10, 2004, 13,576,519 shares of NCPM common stock were outstanding. Except as otherwise indicated, to the knowledge of NCPM, the beneficial owners of NCPM common stock listed below have sole investment and voting power with respect to such shares.


                                                 Amount and
                                                   Nature
                                                of Beneficial
Name and Address of Beneficial Owner (1)        Ownership (2)   Percent of Class
--------------------------------------------------------------------------------
NCO Group, Inc. (3) ........................      8,600,317           63.3%
Michael J. Barrist (4) .....................        507,216            3.6%
Joshua Gindin (5) ..........................         90,000             *
Michael B. Meringolo (6) ...................        102,433             *
Richard J. Palmer (6) ......................        100,503             *
James T. Hunter (7) ........................         18,000             *
James D. Rosener (7) .......................         18,000             *
Alan D. Scheinkman (7) .....................         18,000             *
Jeffrey A. Schraeder (8) ...................         18,631             *
Royal Capital Management, L.L.C. (9) .......        899,800            6.6%
Wellington Management Company, LLP (10) ....      1,135,400            8.4%
All directors and executive officers
 as a group (8 persons) (11) ...............        872,783            6.0%

---------------
*   Less than 1%
(1) Unless otherwise specified, the address of these persons is c/o NCO Portfolio Management, Inc., 1804 Washington Blvd., Department 200, Baltimore, Maryland 21230.
(2) The securities "beneficially owned" by a person are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the Securities and Exchange Commission (the "SEC") and, accordingly, include securities owned by or for the spouse, children or certain other relatives of such person as well as other securities as to which the person has or shares voting or investment power or has the right to acquire within 60 days after February 10, 2004. The same shares may be beneficially owned by more than one person. Beneficial ownership may be disclaimed as to certain of the securities.
(3) The address for NCO Group is 507 Prudential Road, Horsham, Pennsylvania
    19044.
(4) Includes: (i) 382,161 shares owned by the Michael J. Barrist 2001 Grantor Retained Annuity Trust, of which Mr. Barrist's spouse is a co-trustee, and Mr. Barrist has the sole power to vote these shares pursuant to an irrevocable proxy, and (ii) 125,000 shares issuable upon exercise of stock options. Does not include shares of NCPM owned by NCO Group. Mr. Barrist is chairman of the board, president and chief executive officer of NCO Group and beneficially owns approximately 7.5% of the common stock of NCO Group, excluding options. Mr. Barrist is also chairman of the board, president and chief executive officer of NCPM.

(5) Represents shares issuable upon exercise of stock options. Does not include shares of NCPM owned by NCO Group. Mr. Gindin is executive vice president, general counsel and secretary of NCO Group. Mr. Gindin is also executive vice president, general counsel and secretary of NCPM.
(6)   Includes 100,000 shares issuable upon the exercise of stock options.
(7)   Represents shares issuable upon exercise of stock options.
(8) Includes: (i) 80 shares, as to which Mr. Schraeder shares voting and investment power with his spouse, and (ii) 18,000 shares issuable upon the exercise of stock options.
(9) Based on information contained in Amendment No. 1 to Schedule 13G filed with the SEC by Royal Capital Management, L.L.C. with respect to its beneficial ownership of the Common Stock as of December 31, 2003. Royal Capital Management, L.L.C. has sole voting and investment power with respect to these shares. The address of Royal Capital Management, L.L.C. is 575 Lexington Avenue, 4th Floor, New York, New York 10022. Robert W. Medway and Yale M. Fergang, as principals of Royal Capital Management, L.L.C., have sole voting and investment power with respect to the shares beneficially owned by Royal Capital Management, L.L.C. The address of Mr. Medway and Mr. Fergang is c/o Royal Capital Management, L.L.C., 575 Lexington Avenue, 4th Floor, New York, New York 10022.
(10) Based on information contained in a Schedule 13G filed with the SEC by Wellington Management Company, LLP with respect to its ownership of the Common Stock as of December 31, 2002. The address for Wellington Management Company, LLP is 75 State Street, Boston, Massachusetts 02109.
(11) Includes: (i) 382,161 shares owned by the Michael J. Barrist 2001 Grantor Retained Annuity Trust, of which Mr. Barrist's spouse is a co-trustee, and Mr. Barrist has the sole right to vote these shares pursuant to an irrevocable proxy and (ii) an aggregate of 487,000 shares issuable upon the exercise of stock options. Does not include shares of NCPM owned by NCO Group. Mr. Barrist is chairman of the board, president and chief executive officer of NCO Group and beneficially owns approximately 7.5% of the common stock of NCO Group, excluding options. Mr. Barrist is also chairman of the board, president and chief executive officer of NCPM.

                       Comparison of Stockholder's Rights


     The rights of NCO Group shareholders are governed by NCO Group's charter and bylaws and the Pennsylvania Business Corporation Law of 1988, as amended, referred to as the PBCL. The right of NCPM's stockholders are governed by NCPM's charter, bylaws and the Delaware General Corporation Law, referred to as the DGCL.

     The following is a summary of material differences between the rights of NCO Group shareholders and the rights of NCPM stockholders. This summary is not intended to be complete, and is qualified in its entirety by reference to the applicable provisions of the PBCL, the DGCL, NCO Group's charter and bylaws and NCPM's charter and bylaws.

Authorized Capital

     NCO Group. NCO is authorized to issue 50,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value.

     NCPM. NCPM is authorized to issue 35,000,000 shares of common stock, $.01 per share par value, and 5,000,000 shares of preferred stock, par value $.01 per share.

Special Meetings of Shareholders and Stockholders; Action by Written Consent

     NCO Group. Special meetings of shareholders may be called at any time by NCO Group's board of directors, chairman of the board or chief executive officer. No action may be authorized by the shareholders of NCO Group without a meeting by less than unanimous written consent.

     NCPM. Special meetings of the stockholders may be called at any time by NCPM's board of directors or the chairman of the board. Any action required or permitted to be taken at a meeting of NCPM stockholders may be taken without a meeting upon the written consent of stockholders (a) with respect to matters which have received prior approval of at least a majority of the NCPM "independent directors," as defined in NCPM's by-laws, by those holders who would have been entitled to cast at least the minimum number of votes that would be necessary to authorize the action at a meeting at which all stockholders entitled to vote thereon were present and voting and (b) with respect to matters that have not received the prior approval of the independent directors, by holders entitled to cast at least 65% of the votes entitled to be cast at the meeting in addition to such number of holders of any outstanding series of preferred stock. Under the DGCL, any action taken by partial written consent may become effective immediately upon its authorization, but prompt notice of the action must be given to stockholders entitled to vote thereon who have not consented.

Size, Classification and Qualifications of the Board of Directors

     NCO Group. NCO Group's board of directors must consist of not less than three nor more than seven directors, with the number of directors to be elected determined by the board. The NCO board of directors is currently fixed at six directors. The directors are divided into three classes as nearly equal in number as possible, with one class to be elected annually.

     NCPM. The number of NCPM directors shall consist of not less than three nor more than ten directors with the number of directors to be determined by the board of directors. The NCPM board of directors is currently fixed at five directors. The board of directors of NCPM is divided into three classes as nearly equal in number as possible, with one class to be elected annually.

Removal of Directors

     NCO Group. NCO Group's charter provides that the entire board, or a class of the board, or any individual director may be removed from office only for "cause" and only by the affirmative vote of shareholders entitled to cast at least 65% of the votes entitled to be cast by all shareholders at any annual or regular election of directors. The term "cause" includes only the following: the conviction of a director of a felony, a declaration by order of court that a director is of unsound mind, or a gross abuse of trust which is proved by clear and convincing evidence to have been committed in bad faith. The board of directors, without shareholder approval, may declare vacant the office of any director for any proper cause. In addition, the PBCL provides that the board of directors may remove a director who has been judicially declared of unsound mind or who has been convicted of an offense punishable by imprisonment for a term of more than one year or any other proper cause which the bylaws may specify.

     NCPM. NCPM's charter provides that NCPM's board of directors, any class of the board or any individual director may be removed from office by the stockholders entitled to vote thereon only for cause and only by the affirmative vote of stockholders entitled to cast at least 65% of the votes entitled to be cast by all stockholders at any annual or regular election of directors or any such class of directors. The term "cause" refers only to one of the following events: conviction of the director of a felony, declaration by order of court that the director is of unsound mind, or gross abuse of trust which is proved by clear and convincing evidence to have been committed in bad faith.

Amendment of Governing Documents

     NCO Group. The NCO Group charter provides that shareholders of NCO Group are not entitled to propose an amendment to the charter. Any amendment to, or repeal of, any provision of NCO Group's charter which has not previously received the approval of at least a majority of the "incumbent directors" requires for adoption the affirmative vote of the shareholders entitled to cast at least 65% of the votes entitled to be cast by all shareholders, in addition to any other approval which is required by law, NCO Group's charter, NCO Group's bylaws or otherwise. The term "incumbent directors" means, generally, those directors on the board who were directors on the date NCO Group's charter was adopted and any other director whose election or appointment by NCO Group's board of directors, or whose nomination for election by NCO Group's shareholders, was approved by a vote of at least a majority of the directors then in office who either were directors on the date NCO Group's charter was adopted or whose election or appointment or nomination for election was previously so approved.

     In addition, NCO Group's bylaws may be amended or repealed without shareholder approval by a majority vote of the incumbent directors, as defined above, subject to any other approval which is required by law, NCO Group's charter, NCO Group's bylaws or otherwise. Any amendment to, or repeal of, any provision of NCO Group's bylaws which has not previously received the approval of at least a majority of the incumbent directors on the board of directors will require for adoption the affirmative vote of the shareholders entitled to cast at least 65% of the votes entitled to be cast by all shareholders, in addition to any other approval which is required by law, NCO Group's charter, NCO Group's bylaws or otherwise. An amendment or repeal which has previously received the approval of at least a majority of the incumbent directors will require for adoption the affirmative vote of a majority of the votes cast by shareholders at a duly convened meeting.

     NCPM. The DGCL provides that in order to effect any amendment to NCPM's charter, NCPM's board of directors must first adopt a resolution setting forth the proposed amendment, declaring its advisability, and directing that the proposed amendment be considered at a meeting of NCPM's stockholders. Moreover, the NCPM charter provides that any amendment to, or repeal of, any provision of the charter, which has not previously received the approval of at least a majority of the "incumbent directors," shall require approval of at least 65% of the votes entitled to be cast by all stockholders at a duly convened annual or special meeting, in addition to any other approval which is required by law, NCPM's charter or bylaws, or otherwise. The term "incumbent directors" means, generally, those directors on the board who were directors on the date NCPM's charter was adopted and any other director whose election or appointment by NCPM's board of directors, or whose nomination for election by NCPM's stockholders, was approved by a vote of at least a majority of the directors then in office who either were directors on the date NCPM's charter was adopted or whose election or appointment or nomination for election was previously so approved.

     The NCPM bylaws may be amended or repealed without stockholder approval by a majority of the incumbent directors, as defined above, subject to any different vote required by law, NCPM's charter or bylaws, or otherwise. Any amendment or repeal of NCPM's bylaws that has not received the vote of a majority of the incumbent directors requires the approval of stockholders entitled to cast at least 65% of the votes which all stockholders are entitled to cast thereon at any regular or special meeting in addition to any other approval which is required by law, NCPM's charter or bylaws, or otherwise. The approval of the entire board of NCPM is required to amend NCPM's bylaws in such a way that would contravene or otherwise alter the terms of the provisions relating to the classification of the Board. In addition, NCPM's charter sets forth restrictions on amending the bylaw provisions relating to the limitation of directors' liability.

Anti-Takeover Provisions

     NCO Group. NCO Group's charter provides that the NCO Group board of directors may oppose a tender offer or other offer for NCO Group's securities, whether the offer is in cash or in securities of a corporation or otherwise. In considering whether to oppose an offer, the NCO Group board of directors may, but is not legally obligated to, consider any pertinent issues. By way of illustration, but not of limitation, the NCO Group board of directors may, but will not be legally obligated to, consider any and all of the following:

     whether the offer price is acceptable based on the historical and present operating results or financial conditions of NCO Group;

     whether a more favorable price could be obtained for NCO Group's securities in the future;

     the effects of any proposed transaction upon any or all groups affected by the action, including among others, shareholders, employees, suppliers, customers and creditors of NCO Group and its subsidiaries and on the communities served by NCO Group and its subsidiaries;

     the reputation and business practices of the offeror and its management and affiliates as they would affect the employees, suppliers and customers of NCO Group and its subsidiaries and the future value of NCO Group's stock;

     the value of the securities, if any, which the offeror is offering in exchange for NCO Group's securities, based on an analysis of the worth of NCO Group as compared to the corporation or other entity whose securities are being offered; and

     any antitrust or other legal and regulatory issues that are raised by the offer.

     If the NCO Group board of directors determines that an offer should be rejected, NCO Group's charter provides that it may take any lawful action to accomplish its purpose including, but not limited to, any and all of the following: advising shareholders not to accept the offer; commencing litigation against the offeror; filing complaints with all governmental and regulatory authorities; acquiring NCO Group's securities and/ or the offeror's securities; selling or otherwise acquiring any assets; selling or otherwise issuing authorized but unissued securities or treasury stock or granting options with respect thereto; selling or otherwise issuing any debt securities or options therefor; acquiring a company to create an antitrust or other regulatory problem for the offeror; and obtaining a more favorable offer from another individual or entity.

     If the NCO Group board of directors determines to sell NCO Group or any subsidiary to a third party, or to merge or consolidate NCO Group or any subsidiary with a third party, the NCO Group board of directors will not be legally obligated to create an auction and may negotiate with only one acquiror.

     NCO Group's articles and bylaws contain additional provisions that may have an impact upon a person's decision to implement a takeover of NCO Group, including the following provisions:

     special meetings of shareholders may be called at any time only by the board of directors, its chairman or the chief executive officer;

     the board of directors is classified, with each director having a three-year term;

     shareholders must provide the board of directors with advance notice of proposals and director nominations and provide certain specified related information in the proposal;

     the board of directors is able to issue additional shares of authorized common stock without shareholder approval; and

     the board of directors is authorized to issue preferred stock and designate the rights and terms thereof.

     The overall effect of the foregoing provisions, including the provisions under "--Removal of Directors" and "--Amendment of Governing Documents," may be to deter a future tender offer or other offer to acquire NCO Group or its shares. NCO Group shareholders might view such an offer to be in their best interest if the offer included a substantial premium over the market price of NCO Group common stock at that time. In addition, these provisions may have the effect of assisting NCO Group's management to retain its position and place it in a better position to resist changes that NCO Group shareholders may want to make if dissatisfied with the conduct of NCO Group's business.

     In addition, Pennsylvania has adopted anti-takeover provisions from which a corporation may exempt itself. NCO Group has not exempted itself from the following anti-takeover provisions of the PBCL:

     Business Combinations with Interested Shareholders. Subject to certain exceptions, a business combination between a Pennsylvania corporation that has a class or series of shares registered under the Exchange Act, and a beneficial owner of 20% or more of such corporation's voting stock, referred to as an "interested stockholder," may be accomplished only if: (i) the business combination is approved by the corporation's directors prior to the date on which such interested shareholder acquired 20% or more of such stock or if the board approved such interested shareholder's acquisition of 20% or more of such stock prior to such acquisition;
           (ii) where the interested shareholder owns shares entitled to cast at least 80% of the votes all shareholders would be entitled to cast in an election of directors, the business combination is approved by the vote of shareholders entitled to cast a majority of the votes that all shareholders would be entitled to cast in an election of directors, excluding shares held by the interested shareholder, which vote may occur no earlier than three months after the interested shareholder acquired its 80% ownership, and the consideration received by shareholders in the business combination satisfied certain minimum conditions; (iii) the business combination is approved by the affirmative vote of all outstanding shares of common stock; (iv) the business combination is approved by the vote of shareholders entitled to cast a majority of the votes that all shareholders would be entitled to cast in the election of directors, excluding shares held by the interested shareholder, which vote may occur no earlier than five years after the interested shareholder became an interested shareholder; or (v) the business combination that meets certain minimum conditions is approved at a shareholder's meeting called for such purpose no earlier than five years after the interested shareholder became an interested shareholder.

     Pennsylvania has adopted other anti-takeover legislation from which NCO has elected to exempt itself in its articles.

     NCPM. NCPM's charter and bylaws contain provisions that may have an impact upon a person's decision to implement a takeover of NCPM, including the following provisions:

     special meetings of stockholders may be called at any time only by the board of directors or its chairman;

     the board of directors is classified, with each director having a three-year term;

     stockholders generally must provide the board of directors with advance notice of proposals and director nominations and provide certain specified related information in the proposal;

     the board of directors is able to issue additional shares of authorized common stock without stockholder approval; and

     the board of directors is authorized to issue preferred stock and designate the rights and terms thereof without stockholder approval.

     The overall effect of the foregoing provisions, including the provisions under "-- Removal of Directors" and "-- Amendment of Governing Documents," may be to deter a future tender offer or other offers to acquire NCPM or its shares. NCPM stockholders might view such an offer to be in their best interest if the offer included a substantial premium over the market price of NCPM common stock at that time. In addition, these provisions may have the effect of assisting NCPM's management to retain its position and place it in a better position to resist changes that NCPM stockholders may want to make if dissatisfied with the conduct of NCPM's business.

     In addition, Delaware has adopted anti-takeover provisions from which a corporation may exempt itself. NCPM has exempted itself from Section 203 of the DGCL.

     Copies of the NCO Group charter, the NCO Group bylaws, the NCPM charter and the NCPM bylaws, in each case as in effect on the date of this joint proxy statement/prospectus, are incorporated by reference and may be obtained as described in "Where You Can Find More Information."

                                 Legal Matters


     The validity of the shares of NCO Group common stock offered hereby will be passed upon for NCO Group by Blank Rome LLP. It is a condition to the completion of the merger that each of NCO Group and NCPM receive an opinion from their respective counsel with respect to the tax treatment of the merger.


                                    Experts

     Ernst & Young LLP, independent auditors, have audited the consolidated financial statements and schedule of NCO Group, Inc. included in the NCO Group, Inc. Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report (which contains an explanatory paragraph related to the change in method of accounting for goodwill and its related amortization as described in Note 2 to the consolidated financial statements and an explanatory paragraph related to the restatement of the consolidated financial statements for the years ended December 31, 2001 and 2000 for the correction of an error as described in Note 3 to the consolidated financial statements), which is incorporated by reference in this joint proxy statement/prospectus and elsewhere in the registration statement. NCO Group, Inc.'s consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     The consolidated financial statements of Great Lakes Collection Bureau, Inc. and subsidiary as of December 31, 2001 and 2000 and for the years then ended, have been incorporated by reference in this joint proxy statement/ prospectus in reliance upon the report of KPMG LLP, independent accountants, and upon the authority of said firm as experts in accounting and auditing.

     Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of NCO Portfolio Management, Inc. included in the NCO Portfolio Management, Inc. Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is included in Annex D to and is incorporated by reference in this joint proxy statement/prospectus and elsewhere in the registration statement. NCO Portfolio Management, Inc.'s consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

               Pro Forma Combined Condensed Financial Statements

Basis of Presentation

     The unaudited pro forma combined condensed balance sheet as of September 30, 2003 and the unaudited pro forma combined condensed statements of operations for the nine months ended September 30, 2003 and the year ended December 31, 2002 are based on historical financial statements of the entities included therein. All of NCO Group's acquisitions included in the unaudited combined condensed financial statements have been accounted for using the purchase method of accounting, with the results of the acquired companies included in NCO Group's historical statements of operations beginning on the date of acquisition.

     The unaudited pro forma combined condensed balance sheet and statements of operations does not purport to represent what NCO Group's actual results of operations or financial position would have been had the acquisitions occurred as of such dates, or to project NCO Group's results of operations or financial position for any period or date, nor does it give effect to any matters other than those described in the accompanying notes. In addition, the allocation of purchase price to the assets and liabilities of NCPM is preliminary and the final allocation may differ from the amounts reflected herein.

     The unaudited pro forma combined condensed statement of operations for the twelve months ended December 31, 2002 has been prepared assuming the acquisition of Great Lakes, which was completed on August 18, 2002, and assuming that the pending acquisition of the minority interest of NCPM occurred on January 1, 2002.

     The unaudited pro forma combined condensed balance sheet as of September 30, 2003 has been prepared assuming the pending acquisition of the minority interest of NCPM occurred on September 30, 2003. The unaudited pro forma combined condensed statement of operations for the nine months ended September 30, 2003 has been prepared assuming the pending acquisition of the minority interest of NCPM occurred on January 1, 2003.

     The following data should be read in conjunction with NCO Group's historical consolidated financial statements and the accompanying notes; the historical financial statements of NCPM and Great Lakes; and NCO Group's and NCPM's "Management's Discussion and Analysis of Financial Condition and Results of Operations," all of which are either incorporated by reference into or included elsewhere in this joint proxy statement/prospectus. See "Where You Can Find More Information."

     The unaudited pro forma combined condensed financial statements do not reflect the proposed acquisition of RMH Teleservices, Inc. by NCO Group.

                                NCO Group, Inc.
                   Pro Forma Combined Condensed Balance Sheet
                               September 30, 2003
                                  (Unaudited)
                             (dollars in thousands)


                                                                                                      NCPM Minority
                                                                                                   Interest Acquisition
ASSETS                                                                                NCO Group      Adjustments (1)      Pro Forma
                                                                                      ---------    --------------------   ---------
Current assets:
 Cash and cash equivalents........................................................     $ 44,027          $     --          $ 44,027
 Restricted cash..................................................................          900                --               900
 Accounts receivable, trade, net..................................................       86,076                --            86,076
 Purchased accounts receivable, current portion...................................       54,852            (1,793)           53,059
 Deferred income taxes............................................................       14,802                --            14,802
 Bonus receivable, current portion................................................        5,488                --             5,488
 Prepaid expenses and other current assets........................................       16,189                --            16,189
                                                                                      ---------    --------------------   ---------
    Total current assets..........................................................      222,334            (1,793)          220,541

Property and equipment, net.......................................................       75,445                --            75,445

Other assets:
 Goodwill.........................................................................      531,666            18,577           550,243
 Other intangibles, net of accumulated amortization...............................       13,384                --            13,384
 Purchased accounts receivable, net of current portion............................       86,729            (2,831)           83,898
 Bonus receivable, net of current portion.........................................          138                --               138
 Other assets.....................................................................       37,062                --            37,062
                                                                                      ---------    --------------------   ---------
    Total other assets............................................................      668,979            15,746           684,725
                                                                                      ---------    --------------------   ---------
Total assets......................................................................     $966,758          $ 13,953          $980,711
                                                                                      =========    ====================   =========
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
 Long-term debt, current portion..................................................     $ 46,802          $     --          $ 46,802
 Income taxes payable.............................................................        5,144                --             5,144
 Accounts payable.................................................................        6,013                --             6,013
 Accrued expenses.................................................................       31,336             1,835            33,171
 Accrued compensation and related expenses........................................       16,175                --            16,175
 Deferred revenue, current portion................................................       14,272                --            14,272
                                                                                      ---------    --------------------   ---------
    Total current liabilities.....................................................      119,742             1,835           121,577

Long-term liabilities:
 Long-term debt, net of current portion...........................................      274,687                --           274,687
 Deferred revenue, net of current portion.........................................       13,262                --            13,262
 Deferred income taxes............................................................       53,365            (1,734)           51,631
 Other long-term liabilities......................................................        2,655                --             2,655

Minority interest.................................................................       26,046           (26,046)               --

Shareholders' equity
 Preferred stock..................................................................           --                --                --
 Common stock.....................................................................      320,654            39,898           360,552
 Common stock warrants............................................................        2,562                --             2,562
 Stock options issued for business combination....................................           --                --                --
 Deferred compensation............................................................           --                --                --
 Other comprehensive income.......................................................        3,779                --             3,779
 Retained earnings................................................................      150,006                --           150,006
                                                                                      ---------    --------------------   ---------
    Total shareholders' equity....................................................      477,001            39,898           516,899
                                                                                      ---------    --------------------   ---------
Total liabilities and shareholders' equity........................................     $966,758          $ 13,953          $980,711
                                                                                      =========    ====================   =========


  See accompanying notes to Pro Forma Combined Condensed Financial Statements.

                                NCO Group, Inc.
              Pro Forma Combined Condensed Statement of Operations
                  For the Nine Months Ended September 30, 2003
                                  (Unaudited)
                (amounts in thousands, except per share amounts)



                                                                                                     NCPM
                                                                                                   Minority
                                                                                                   Interest
                                                                                                  Acquisition
                                                                                     NCO Group    Adjustments   Pro Forma
                                                                                     ---------    -----------   ---------
Revenue..........................................................................     $566,210      $    --     $ 566,210

Operating costs and expenses
 Payroll and related expenses....................................................      264,506           --       264,506
 Selling, general, and administrative expenses...................................      210,299           --       210,299
 Depreciation and amortization expense...........................................       23,746           --        23,746
 Impairment and restructuring charges............................................           --           --            --
                                                                                     ---------    -----------   ---------
    Total operating costs and expenses...........................................      498,551           --       498,551
                                                                                     ---------    -----------   ---------
Income from operations...........................................................       67,659           --        67,659

Other income (expense):
 Interest and investment income..................................................        2,952           --         2,952
 Interest expense................................................................      (17,267)          --       (17,267)
 Other income (expense)..........................................................        1,128           --         1,128
                                                                                     ---------    -----------   ---------
                                                                                       (13,187)          --       (13,187)
                                                                                     ---------    -----------   ---------
Income before income tax expense.................................................       54,472                     54,472
Income tax expense...............................................................       20,661           --        20,661
                                                                                     ---------    -----------   ---------
Income before minority interest..................................................       33,811           --        33,811
Minority interest................................................................       (1,619)       1,619(2)         --
                                                                                     ---------    -----------   ---------
Net income.......................................................................     $ 32,192      $ 1,619     $  33,811
                                                                                     =========    ===========   =========
Net income per share:
 Basic...........................................................................     $   1.24                  $    1.22
                                                                                      ========                  =========
 Diluted.........................................................................     $   1.17                  $    1.16
                                                                                      ========                  =========
Weighted average shares outstanding:
 Basic...........................................................................       25,919                     27,720(3)
                                                                                      ========                  =========
 Diluted.........................................................................       29,811                     31,655(4)
                                                                                      ========                  =========





  See accompanying notes to Pro Forma Combined Condensed Financial Statements.

                                NCO Group, Inc.
              Pro Forma Combined Condensed Statement of Operations
                 For the Twelve Months Ended December 31, 2002
                                  (Unaudited)
                (amounts in thousands, except per share amounts)



                                                                                                               NCPM
                                                                                                             Minority
                                                                                                 GLB         Interest
                                                                                             Acquisition    Acquisition
                                                                      NCO Group   GLB (5)     Adjustment    Adjustments   Pro Forma
                                                                      ---------   -------    -----------    -----------   ---------
Revenue...........................................................    $703,450    $28,185       $   --        $   --       $731,635

Operating costs and expenses:
 Payroll and related expenses.....................................     335,405     19,264           --            --        354,669
 Selling, general, and administrative expenses....................     249,672     12,765           --            --        262,437
 Depreciation and amortization expense............................      27,324        815          241(6)         --         28,380
 Impairment and restructuring charges.............................          --         --           --            --             --
                                                                      ---------   -------    -----------    -----------   ---------
    Total operating costs and expenses............................     612,401     32,844          241            --        645,486
                                                                      ---------   -------    -----------    -----------   ---------
Income (loss) from operations.....................................      91,049     (4,659)        (241)           --         86,149

Other income (expense):
 Interest and investment income...................................       3,222         --           --            --          3,222
 Interest expense.................................................     (20,976)    (3,713)        (348) (7)       --        (25,037)
 Other income (expense)...........................................        (216)        --           --            --           (216)
                                                                      ---------   -------    -----------    -----------   ---------
                                                                       (17,970)    (3,713)        (348)           --        (22,031)
                                                                      ---------   -------    -----------    -----------   ---------
Income (loss) before income tax expense...........................      73,079     (8,372)        (589)           --         64,118
Income tax expense (benefit)......................................      27,702     (2,930)        (223) (8)       --         24,549
                                                                      ---------   -------    -----------    -----------   ---------
Income (loss) before minority interest............................      45,377     (5,442)        (366)           --         39,569
Minority interest.................................................      (3,218)        --        1,423(9)      1,795(10)         --
                                                                      ---------   -------    -----------    -----------   ---------
Net income (loss).................................................    $ 42,159    $(5,442)      $1,057        $1,795       $ 39,569
                                                                      =========   =======    ===========    ===========   =========
Net income per share:
 Basic............................................................    $   1.63                                             $   1.43
                                                                      =========                                           =========
 Diluted..........................................................    $   1.54                                             $   1.37
                                                                      =========                                           =========
Weighted average shares outstanding:
 Basic............................................................      25,890                                             27,691(3)
                                                                      =========                                           =========
 Diluted..........................................................      29,829                                             31,673(4)
                                                                      =========                                           =========





  See accompanying notes to Pro Forma Combined Condensed Financial Statements.

           Notes to Pro Forma Combined Condensed Financial Statements
                                  (Unaudited)


(1) Gives effect to the following acquisition related adjustments: (i) the recognition of goodwill; (ii) the adjustment of 36.7% (the acquired share) of the carrying values of the purchased accounts receivable to fair value; (iii) the stock issued to finance the purchase of the NCPM minority interest; (iv) the elimination of the minority interest; (v) the reduction in deferred tax liability accrued on the fair value adjustment to the carrying value of the purchased accounts receivable; and (vi) the accrual of professional fees related to the acquisition. The fair value of the purchased accounts receivable was based on a discounted cash flow analysis. The discounted cash flow analysis was based on collections, net of projected servicing fees and costs, projected interest or participations due secured lenders, and projected cost of funds. The discount rate used was comparable to discount rates used on similar purchases and took into consideration NCO Group's existing experience with the acquired portfolios. The allocation of the purchase price paid for minority interest of NCPM is as follows (dollars in thousands):


                                                                          NNCPM
                                                                        Minority
                                                                        Interest
                                                                        --------
    Net tangible assets acquired ....................................   $23,156
    Acquisition related adjustments:
      Accrued acquisition expenses ..................................    (1,835)
      Goodwill ......................................................    18,577
                                                                        -------
    Consideration paid* .............................................   $39,898
                                                                        =======

---------------
* The consideration paid for the minority interest of NCPM includes approximately 1.8 million shares of NCO Group common stock valued at approximately $39.9 million, based on the average closing price for the two days prior to and the two days after the public announcement of the acquisition.
(2) Gives effect to the elimination of minority interest assuming the acquisition of the minority interest of NCPM had occurred on January 1, 2003.
(3) Gives effect to the issuance of approximately 1.8 million shares of common stock to finance the acquisition of the minority interest of NCPM.
(4) Gives effect to: (i) the issuance of approximately 1.8 million shares of common stock to finance the acquisition of the minority interest of NCPM; and (ii) the dilutive effect resulting from options to purchase shares of NCO Group common stock issued in connection with the acquisition of the minority interest of NCPM.
(5) Represents the historical results of operations of Great Lakes from January 1, 2002 to August 18, 2002, the date that the Great Lakes acquisition was completed.
(6) Gives effect to the adjustment to depreciation of property and equipment and the amortization expense from the customer list assuming a five-year estimated life as if the Great Lakes acquisition had occurred on January 1, 2002.

(7) Gives effect to: (i) the elimination of interest on Great Lakes' debt that was not assumed as part of the acquisition; (ii) interest expense on the borrowings related to the Great Lakes acquisition as if it occurred on January 1, 2002; and (iii) deferred income attributable to the lender's residual interest in the purchased accounts receivable. The interest expense was calculated using an estimated interest rate of 3.5 percent on the $10.6 million of borrowings under NCO Group's revolving credit facility and 8.0 percent on the $21.6 million borrowed by NCO Portfolio to acquire Great Lakes' purchased accounts receivable.
(8) Adjusts the income tax expense to give effect to the Great Lakes acquisition as if it had occurred on January 1, 2002.
(9) Reflects the minority interest on the income from the Great Lakes purchased accounts receivable that were acquired by NCPM as if it had occurred on January 1, 2002.
(10) Gives effect to the elimination of minority interest assuming the acquisition of the minority interest of NCPM occurred on January 1, 2002.

                                    Annex A

                                MERGER AGREEMENT

                                    Annex B


December 12, 2003

Board of Directors
NCO Group, Inc.
507 Prudential Road
Horsham, PA 19044



Gentlemen:

     Deutsche Bank Securities Inc. ("Deutsche Bank") has acted as financial advisor to NCO Group, Inc. ("NCO") in connection with the proposed merger of NCO and NCO Portfolio Management, Inc. ("NCPM" or the "Company") pursuant to the Agreement and Plan of Merger, dated as of December 12, 2003, among the Company, NCO and NCPM Acquisition Corporation, a wholly owned subsidiary of NCO ("NCO Sub") (the "Merger Agreement"), which provides, among other things, for the merger of the Company with and into NCO Sub (the "Transaction"), as a result of which the Company will become a wholly owned subsidiary of NCO. As set forth more fully in the Merger Agreement, as a result of the Transaction, each share of the common stock, par value $0.01 per share, of the Company ("Company Common Stock") not owned directly or indirectly by the Company or NCO will be converted into the right to receive 0.36187 of a share (the "Exchange Ratio") of Common Stock, no par value, of NCO ("NCO Common Stock"). If the average closing sale price of NCO Common Stock for the ten trading day period ending on the second day prior to the closing date of the transaction (the "NCO Common Stock Value") is less than $21.50, NCO may elect, at its sole option, to adjust the Exchange Ratio so that the NCPM public stockholders receive that number of shares of NCO Common Stock equal to $7.78021 divided by the NCO Common Stock Value. For purposes of this opinion, Deutsche Bank has assumed that, if NCO makes the election referred to in the preceding sentence, the NCO Common Stock Value will be not less than $19.20. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

     You have requested Deutsche Bank's opinion, as investment bankers, as to the fairness, from a financial point of view, to NCO of the Exchange Ratio.

     In connection with Deutsche Bank's role as financial advisor to NCO, and in arriving at its opinion, Deutsche Bank has reviewed certain publicly available financial and other information concerning the Company and NCO and certain internal analyses and other information furnished to it by the Company and NCO. Deutsche Bank has also held discussions with members of the senior managements of the Company and NCO regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for Company Common Stock and NCO Common Stock, (ii) compared certain financial and stock market information for the Company and NCO with similar information for certain other companies whose securities are publicly traded,
(iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the Merger Agreement and certain related documents, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

     Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning the Company or NCO, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of the Company or NCO. With respect to the financial forecasts and projections, including the analyses and forecasts of certain cost savings, operating efficiencies, revenue effects and financial synergies expected by NCO and the Company to be achieved as a result of the Transaction (collectively, the "Synergies"), made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company or NCO, as the case may be, as to the matters covered thereby. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections, including the Synergies, or the assumptions on which they are based. Deutsche Bank's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

     For purposes of rendering its opinion, Deutsche Bank has assumed that, in all respects material to its analysis, the representations and warranties of NCO, NCO Sub and the Company contained in the Merger Agreement are true and correct, that NCO, NCO Sub and the Company will each perform all of the covenants and agreements to be performed by it under the Merger Agreement and all conditions to the obligations of each of NCO, NCO Sub and the Company to consummate the Transaction will be satisfied without any waiver thereof. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either NCO or the Company is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on NCO or the Company or materially reduce the contemplated benefits of the Transaction to NCO. In addition, you have informed Deutsche Bank, and accordingly for purposes of rendering its opinion Deutsche Bank has assumed, that the Transaction will be tax-free to each of NCO and the Company and their respective stockholders.

     This opinion is addressed to, and for the use and benefit of, the Board of Directors of NCO. This opinion is limited to the fairness, from a financial point of view, to NCO of the Exchange Ratio, and Deutsche Bank expresses no opinion as to the merits of the underlying decision by NCO to engage in the Transaction. Deutsche Bank does not express any opinion as to the prices at which Company Common Stock or NCO Common Stock may trade after the announcement of the Transaction or as to the prices at which NCO Common Stock may trade after the consummation of the Transaction.

     Deutsche Bank will be paid a fee for its services as financial advisor to NCO in connection with the Transaction, a substantial portion of which is contingent upon consummation of the Transaction. We are an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). One or more members of the DB Group have, from time to time, provided investment banking services to NCO or its affiliates for which it has received compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities of NCO and the Company for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

     Based upon and subject to the foregoing, it is Deutsche Bank's opinion as investment bankers that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to NCO.

                                    Very truly yours,

                                    /s/Deutsche Bank Securities Inc.

                                    DEUTSCHE BANK SECURITIES INC.

                                    Annex C


December 12, 2003

Special Committee of the Board of Directors
NCO Portfolio Management, Inc.
1804 Washington Blvd., Dept. 200
Baltimore, Maryland 21230
Attention: James D. Rosener and James T. Hunter

Gentlemen:

     We understand that NCO Group ("Group") and NCO Portfolio Management, Inc. ("Portfolio") intend to enter into an Agreement dated as of December 12, 2003, pursuant to which Group would acquire Portfolio in a transaction (the "Merger") in which each issued and outstanding share of Portfolio's common stock not owned by Group (the "Minority Shares") would be converted into the right to receive 0.36187 shares (the "Exchange Ratio") of Group's common stock.

     You have requested our opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of the Minority Shares.

     In connection with our opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

     (i) a draft of the Agreement and Plan of Merger (the "Merger Agreement") dated as of December 12, 2003;

     (ii) certain publicly available financial statements and certain other business and financial information relating to Portfolio furnished to JMP Securities LLC ("JMP") by Portfolio management;

     (iii)certain publicly available financial statements and certain other publicly available business and financial information relating to Group;

     (iv) financial forecasts of Portfolio for the quarters ending December 31, 2003, through December 31, 2004, prepared by the management of Portfolio (Portfolio management having informed us that these are the only forecasts available), and as modified to reflect assumptions requested by the Special Committee;

     (v) certain financial forecasts prepared by Wall Street research analysts who report on Group, and other industry research;

     (vi) information relating to certain strategic, financial and operational benefits anticipated from the Merger provided by Portfolio management;

     (vii) the pro forma financial effects of the Merger on Group's earnings per share for the year ending December 31, 2004, based on First Call consensus estimates which did not include any pro forma impact of the RMH Teleservices, Inc. transaction on Group's earnings per share;

     (viii) the historical prices and trading activity of Portfolio's common stock and of Group's common stock;

     (ix) public information with respect to certain other companies in lines of business we believe to be generally comparable to the businesses of Portfolio and Group;

     (x) the financial terms of certain business combinations involving companies in lines of business we believe to be generally comparable to those of Portfolio and Group; and

     (xi) discussions with certain senior officers and other representatives of Group and Portfolio relating to the aforementioned and any other matters which we deemed relevant to our inquiry.

     In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all information and data furnished to or otherwise reviewed by or discussed with us, including, without limitation, the financial statements of each of Group and Portfolio, certain of which have been audited by Ernst & Young LLP. We have further relied upon the assurances of the management of Portfolio that they are not aware of any facts that would make any of such information inaccurate or misleading. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the management of Portfolio that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Portfolio as to the future financial performance of Portfolio and the strategic implications and operational benefits anticipated to result from the Merger. We express no view with respect to such forecasts and other information and data or the assumptions on which they were based. Although a separate department of our firm publishes research and related forecasts of Group's earnings, we have not consulted with such department and we have not considered such forecasts for purposes of reaching our opinion, except as one of several earnings estimates contributing to the First Call consensus. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Group or Portfolio nor have we made any physical inspection of the properties or assets of Group or Portfolio.

     Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of the date hereof, and any material change in such circumstances and conditions would require a reevaluation of this opinion, which we are under no obligation to undertake.

     For purposes of rendering our opinion we have assumed in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement in all material respects and that all conditions to the consummation of the Merger will be satisfied materially without waiver thereof. We have assumed that the final form of the Merger Agreement will not vary materially from the last draft reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Merger. You have informed us, and we have assumed, that the Merger will be treated as a tax-free reorganization.

     Our opinion, as set forth herein, relates to the relative values of Group and Portfolio. We are not expressing any opinion as to what the value of the Group common stock actually will be when issued in the Merger or the price at which the Group common stock will trade or otherwise be transferable subsequent to the Merger. With respect to Group's announcement on November 18, 2003, that it had entered into a definitive agreement to acquire RMH Teleservices, Inc. ("RMH"), we do not believe that Group's announcement that it has entered into such definitive agreement has had an adverse impact on the Exchange Ratio. For the purposes of our analysis and opinion, we are relying solely upon the representation by Group management in its press release dated November 18, 2003, that, based upon Group management's analysis and expectations, the transaction with RMH is expected to be slightly accretive to Group's earnings in the year ending December 31, 2004, and increasingly accretive to Group's earnings in the years ending December 31, 2005 and beyond. We have not conducted any independent analysis of the transaction or its anticipated effects on Group's financial performance or the value of Group's common stock in the future.

     We were not requested to consider, and our opinion does not address, Portfolio's underlying business decision to effect the Merger, or the relative merits of the Merger as compared to any alternative business strategies that might exist for Portfolio or the effect of any other transaction in which Portfolio might engage. We were not requested to consider, and our opinion does not address, the non-financial terms of the Merger Agreement, nor does it address the terms of any of the related agreements to be entered into by the parties. Our opinion necessarily is based upon information available to us and financial, stock market and other conditions and circumstances existing and disclosed to us as of the date hereof.

     JMP is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. We have acted as financial advisor to the Special Committee of Portfolio's Board of Directors in connection with the proposed Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We will also receive a fee for providing this opinion. In addition, Portfolio has agreed to indemnify us against certain liabilities arising out of our engagement.

     In the ordinary course of our business, JMP may trade in the securities of Group and Portfolio for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. JMP may maintain other relationships with, and provide advisory and other services to Group, Portfolio and their respective affiliates, and may receive fees for the rendering of such services.

     It is understood that this letter is intended for the benefit and use of the Special Committee of the Board of Directors of Portfolio in its consideration of the Merger and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent; provided, however, that this opinion may be reproduced in its entirety in any proxy statement relating to the Merger filed by Portfolio under the Securities Exchange Act of 1934, and any description of or reference to JMP or any summary of this letter in such proxy statement will be in a form acceptable to JMP and its counsel, and provided, further, that to the extent the proxy statement is part of a registration statement filed by Group under the Securities Act of 1933, as amended, in consenting to such inclusion we do not admit or acknowledge that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations promulgated thereunder.

     This letter does not constitute a recommendation to any holder of Portfolio common stock as to how such stockholder should vote with respect to the Merger or to take any other action in connection with the Merger or otherwise.

     Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of the Minority Shares.

               Very truly yours,

               /s/ JMP Securities LLC

               JMP SECURITIES LLC

                                    Annex D

                                    Annex E

                                    Annex F

                       FORM OF INDEMNIFICATION AGREEMENT

     THIS AGREEMENT is made as of this __ day of ____________, 2004, by and between NCO Group, Inc., a Pennsylvania NCO Group ("NCO Group"), and __________________ ("Indemnitee").

     WHEREAS, Indemnitee is a member of the board of directors of NCO Portfolio Management Inc. ("NCPM"), a majority-owned subsidiary of NCO Group, and has served as a member of the Special Committee of the Board of Directors of NCPM (the "Special Committee") formed to evaluate NCO Group's proposal to acquire all of the outstanding shares of common stock of NCPM not already owned by NCO Group (the "Transaction") pursuant to an Agreement and Plan of Merger dated as of December 12, 2003 (the "Merger Agreement"); and

     WHEREAS, pursuant to Section 6.9(a) of the Merger Agreement, NCO Group is required to enter into an indemnification agreement with Indemnitee, providing for the indemnification contemplated by such Section.

     NOW, THEREFORE, in accordance with Section 6.9(a) of the Merger Agreement and in recognition of the Indemnitee's services as a member of the Special Committee in connection with the Transaction, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     Section 1. Agreement to Indemnify. NCO Group shall indemnify, defend and hold harmless the Indemnitee from and against, and pay or reimburse the Indemnitee for, any and all losses, obligations, expenses, claims, damages or liabilities (whether or not resulting from third-party claims and including interest, penalties, out-of-pocket expenses and attorneys' fees incurred in the investigation or defense of any of the same or in asserting any of Indemnitee's rights under the Merger Agreement) resulting from or arising out of actions or omissions in his capacity as a director (or member of a committee) of NCPM occurring on or prior to the Effective Time (as defined in the Merger Agreement) (including, without limitation, the transactions contemplated by the Merger Agreement) to the fullest extent permitted or required under applicable law as of the Effective Time.

     Section 2. Notice to NCO Group. Indemnitee shall provide notice to NCO Group promptly after Indemnitee has actual knowledge of any claim as to which indemnity may be sought, and (i) NCO Group shall retain counsel satisfactory to NCO Group, the Indemnitee and the insurer under any applicable directors' and officers' liability insurance, (ii) NCO Group shall pay all reasonable fees and expenses of such counsel for the Indemnitee promptly as statements therefor are received, and (iii) NCO Group will use all reasonable efforts to assist in the vigorous defense of any such matter, provided that NCO Group shall not be obligated to pay the fees and expenses of more than one counsel for the Indemnitee in any single action unless in the reasonable judgment of counsel to the Indemnitee a conflict of interest exists with respect to any claims as determined by Rule 1.7(b) of the ABA Model Rules of Professional Conduct. The omission by the Indemnitee to give notice as provided herein shall not relieve NCO Group of its indemnification obligation under this Agreement except to the extent that such omission results in a failure of actual notice to NCO Group and NCO Group is materially damaged as a result of such failure to give notice. NCO Group and the Indemnitee shall cooperate in the defense of any action or claim subject to this Agreement, including but not limited to furnishing all available documentary or other evidence as is reasonably requested by the other.

     Section 3. Settlement. NCO Group shall not be liable for any settlement of any claims effected without its written consent, which consent, however, shall not be unreasonably withheld.

     Section 4. Collection Costs. NCO Group expressly confirms and agrees that it has entered into this Agreement and assumed the obligations imposed on NCO Group hereby in accordance with Section 6.9(a) of the Merger Agreement. The right to indemnification or advances of expenses as granted by this Agreement shall be enforceable by Indemnitee in any court of competent jurisdiction. In the event that Indemnitee is required to bring any action to enforce rights or to collect amounts due under this Agreement and is successful in such action, NCO Group shall promptly reimburse Indemnitee for all of Indemnitee's costs and expenses in bringing and pursuing such action. NCO Group shall be precluded from asserting in any action that the provisions of this Agreement are not valid, binding and enforceable or that there is insufficient consideration for this Agreement.

     Section 5. Insurance. For not less than six years after the Effective Time, NCO Group shall maintain in effect directors' and officers' liability insurance covering the Indemnitee and all other Indemnified Parties (as defined in the Merger Agreement) that were covered by NCPM's directors' and officers' liability insurance as of the date of the Merger Agreement, with coverage of at least $10.0 million and on other terms and conditions no less favorable to the Indemnitee and such other Indemnified Parties than those in effect on the date of the Merger Agreement, which insurance shall cover the actions of the directors and officers with respect to the consideration and approval of the transactions and filings contemplated by the Merger Agreement and the Transaction.

     Section 6. Subrogation. In the event of payment under this Agreement, NCO Group shall be subrogated to the extent of such payment to all of the rights of the Indemnitee to recovery against third parties. The Indemnitee shall execute all papers reasonably required and shall take such acts as are reasonably necessary to secure such rights, including the execution of such documents necessary to enable NCO Group effectively to bring suit to enforce such rights.

     Section 7. Non-Exclusive Rights. The rights to payment of indemnification and advancement of expenses provided by this Agreement shall be in addition to, but not exclusive of, any other rights which Indemnitee may have at any time under applicable law, NCPM's By-laws or Certificate of Incorporation, each as amended from time to time, or any other agreement, vote of stockholders or directors, or otherwise, both as to action in Indemnitee's official capacity and as to action in any other capacity as a result of Indemnitee's serving as a director (or member of committee) of NCPM.

     Section 8. Successors and Assigns. The rights granted to Indemnitee hereunder shall inure to the benefit of Indemnitee, his personal representatives, heirs, executors, administrators and beneficiaries, and this Agreement shall be binding upon NCO Group, its successors and assigns (including any transferee of all or a substantial portion of the business, stock and/or assets of NCO Group and any direct or indirect successor by merger or consolidation or otherwise by operation of law). If NCO Group or any of its respective successors or assigns (i) reorganizes or consolidates with or merges into any other Person and is not the resulting, continuing or surviving corporation or entity of such reorganization, consolidation or merger, or (ii) liquidates, dissolves or transfers all or substantially all of its properties and assets to any Person or Persons, then, and in such case, proper provision will be made so that the successors and assigns of NCO Group assumes all of the obligations of NCO Group set forth in this Agreement.

     Section 9. Jurisdiction and Process. In any action between or among any of the parties, whether arising out of this Agreement or otherwise, (a) each of the parties irrevocably consents to the exclusive jurisdiction and venue of the federal and state courts located in the State of Delaware, (b) if any such action is commenced in a state court, then, subject to the applicable law, no party shall object to the removal of any such action to any federal court located in the State of Delaware, (c) each of the parties irrevocably waives the right to trial by jury, (d) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address set forth below the parties name on the signature page of this Agreement and (e) the prevailing parties shall be entitled to recover their reasonable attorneys' fees and court costs from the other parties.

     Section 10. Miscellaneous. This Agreement and the rights and obligations of the parties hereunder shall be governed by the laws of the Commonwealth of Pennsylvania without regard to the provisions thereof relating to conflicts of law. The captions used in this Agreement are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit, characterize or affect in any way any of the provisions of this Agreement, and all of the provisions of this Agreement shall be enforced and construed as if no captions had been used in this Agreement. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement, or any clause thereof, shall be determined by a court of competent jurisdiction to be illegal, invalid or unenforceable, in whole or in part, such provision or clause shall be limited or modified in its application to the minimum extent necessary to make such provision or clause valid, legal and enforceable, and the remaining provisions and clauses of this Agreement shall remain fully enforceable and binding on the parties. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same instrument. No amendment, modification or alteration of the terms or provisions of this Agreement hereto shall be binding unless the same shall be in writing and duly executed by the parties hereto. Any provision of this Agreement may be waived if, and only if, such waiver is in writing and signed by the party against whom the wavier is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                          NCO GROUP, INC.
                                          By:______________________________
                                          Name:___________________________
                                          Title:____________________________
                                          Address:
                                          [NAME]
                                          ______________________________
                                          Address:

                                    Part II


                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.        Indemnification of Director and Officers.

     Sections 1741 through 1750 of Subchapter D, Chapter 17, referred to as Subchapter 17D, of the Pennsylvania Business Corporation Law of 1988, referred to as the PBCL, as amended, contain provisions for mandatory and discretionary indemnification of a corporation's directors, officers and other personnel and related matters.

     Under Section 1741, subject to certain limitations, a corporation has the power to indemnify directors and officers under certain prescribed circumstances against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of such person being a representative, director or officer of the corporation or serving at the request of the corporation as a representative of another corporation, partnership, joint venture, trust or other enterprise, if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe of such person's conduct was unlawful.

     Section 1742 provides for indemnification in derivative actions except in respect of any claim, issue or matter as to which the person has been adjudged to be liable to the corporation unless and only to the extent that the proper court determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

     Section 1744 provides that, unless ordered by a court, any indemnification under Section 1741 or 1742 shall be made by the corporation only as authorized in the specific case upon a determination that the representative met the applicable standard of conduct, and such determination will be made by the board of directors (i) by a majority vote of a quorum of directors not parties to the action or proceeding; (ii) if a quorum is not obtainable, or if obtainable and a majority of disinterested directors so directs, by independent legal counsel; or (iii) by the shareholders.

     Under Section 1743, indemnification is mandatory to the extent that the officer or director has been successful on the merits or otherwise in defense of any action or proceeding referred to in Section 1741 or Section 1742 or in defense of any claim, issue or matter therein if the appropriate standards of conduct are met.

     Section 1745 provides that expenses (including attorneys' fees) incurred in defending a civil or criminal action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding referred to in Subchapter 17D of the PBCL upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation.

     Section 1746 provides generally that, except in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness, the indemnification and advancement of expenses provided by Subchapter 17D of the PBCL shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding that office.

     Section 1747 grants to a corporation the power to purchase and maintain insurance on behalf of any person who is or was a representative of the corporation against any liability asserted against and incurred by such person in such person's capacity as a representative of the corporation, whether or not the corporation would have the power to indemnify such person under Subchapter 17D of the PBCL. Sections 1748 and 1749 extend the indemnification and advancement of expenses provisions contained in Subchapter 17D of the PBCL to successor corporations in fundamental change transactions and to representatives serving as fiduciaries of employee benefit plans.

     Section 1750 provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Subchapter 17D of the PBCL, shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a representative of the corporation and shall inure to the benefit of the heirs and personal representative of such person.

     For information regarding provisions under which a director or officer of NCO Group may be insured or indemnified in any manner against any liability which such person may incur in such person's capacity as such, reference is made to NCO Group's articles of incorporation and bylaws, copies of which are incorporated herein by reference, which provide in general that NCO Group shall indemnify its officers and directors to the fullest extent authorized by law.

     The merger agreement provides that for a period of six years after the effective time of the merger, NCO Group will indemnify, defend and hold harmless the present and former officers, directors, employees and agents of NCPM and its subsidiaries from all losses resulting from or arising out of actions or omissions occurring on or prior to the effective time of the merger, to the full extent permitted or required under applicable law as of the effective time of the merger or the governing documents of NCPM as of the date of the merger agreement. In addition, NCO Group has agreed to maintain, for not less than six years after the effective time of the merger, directors' and officers' liability insurance covering the present and former officers, directors, employees and agents of NCPM and its subsidiaries who are currently covered by NCPM's existing directors' and officers' liability insurance, on terms no less favorable than those policies in effect as of the date of the merger agreement.

     In addition, NCO Group has agreed to enter into indemnification agreements with each of the directors of NCPM (other than directors who are also employees of NCPM) providing for indemnification contemplated by the merger agreement. A copy of the form of indemnification agreement is attached to this document as Annex F.

     Item 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a)   Exhibits

Exhibit No.       Description

------------------ ------------------------------------------------------------

2.1(1) Agreement and Plan of Merger by and among NCO Group, Inc., NCPM Acquisition Corporation and NCO Portfolio Management, Inc., dated as of December 12, 2003. (Included in the joint proxy statement/prospectus as Annex A. The schedules and exhibits to the Agreement and Plan of Merger are omitted pursuant to Item 601(b)(2) of Regulation S-K. NCO Group, Inc. agrees to furnish supplementally to the SEC, upon request, a copy of any omitted schedule or exhibit.)

Exhibit No.       Description

------------------ ------------------------------------------------------------

4.1(2)            Specimen of Common Stock Certificate.

4.2(3)            Form of warrant to purchase NCO Group, Inc. common stock.

4.3(4) Purchase Agreement dated as of March 29, 2001, between NCO Group, Inc. and Deutsche Bank Alex. Brown Inc.

4.4(4)            Indenture dated as of April 4, 2001, between NCO Group, Inc.
                  and Bankers Trust Company, as Trustee.

4.5(4) Registration Rights Agreement dated as of April 4, 2001, between NCO Group, Inc. and Deutsche Bank Alex. Brown Inc.

4.6(4)            Global Note dated April 4, 2001 of NCO Group, Inc.

5.1 Opinion of Blank Rome LLP as to the validity of the shares of NCO common stock to be issued in the merger.

8.1               Opinion of Blank Rome LLP concerning tax matters.

8.2               Opinion of Winston & Strawn LLP concerning tax matters.

13.1(5) NCPM Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2002.

13.2(6) NCPM Quarterly Report on Form 10-Q for the Period Ended September 30, 2003.

23.1              Consent of Ernst & Young LLP.

23.2              Consent of KPMG LLP.

23.3              Consent of Ernst & Young LLP.

23.4              Consent of Blank Rome LLP. (Included in Exhibits 5.1 and
                  8.1.)

23.5              Consent of Winston & Strawn LLP. (Included in Exhibit 8.2.)

23.6              Consent of Deutsche Bank Securities Inc.

23.7 Consent of JMP Securities LLC. (Included in the joint proxy statement/prospectus in
                  Annex C.)

24.1 Powers of Attorney. (Included on signature page of the joint proxy statement/prospectus.)

99.1 Form of Indemnification Agreement (included in the joint proxy statement/prospectus in Annex F).

99.2              Form of NCO Group, Inc. Proxy Card.

Exhibit No.       Description

------------------ ------------------------------------------------------------

99.3              Form of NCO Portfolio Management, Inc. Proxy Card.

     (1) Incorporated by reference to the Company's Current Report on Form 8-K (File No. 0-21639), filed with the Securities and Exchange Commission on December 16, 2003.

     (2) Incorporated by reference to the Company's Registration Statement on Form S-1 (Registration No. 333-11745), as amended, filed with the Securities and Exchange Commission on September 11, 1996.

     (3) Incorporated by reference to the Company's Current Report on Form 8-K/A (File No. 0-21639), filed with the Securities and Exchange Commission on August 4, 1999.

     (4) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001(File No. 0-21639), as amended, filed with the Securities and Exchange Commission on May 15, 2001.

     (5) Incorporated by reference to NCPM's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2002, filed with the Securities and Exchange Commission on March 13, 2003.

     (6) Incorporated by reference to NCPM's Quarterly Report on Form 10-Q for the Period Ended September 30, 2003, filed with the Securities and Exchange Commission on November 14, 2003.

     (b)  Financial Statement Schedules

     No financial statement schedules are filed as part of this Registration Statement because they are not required or not applicable or the required information is contained in the financial statements as notes thereto.

     (c)  Report, Opinion or Appraisal Exhibits

     (1) Fairness opinion of Deutsch Bank Securities Inc., financial Advisor to NCO Group, Inc. (Included in the joint proxy statement/prospectus as Annex
B); and

     (2) Fairness opinion of JMP Securities LLC., financial advisor to NCO Portfolio Management, Inc. (Included in the joint proxy statement/prospectus as Annex C).

     ITEM 22.  UNDERTAKINGS

     (a)  The undersigned registrant hereby undertakes:

       (1) that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

       (2) to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934, as amended; and where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information;

       (3) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form;

       (4) that every prospectus (i) that is filed pursuant to paragraph (3) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue;

     (6) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one (1) business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request; and

     (7) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                        SIGNATURES AND POWER OF ATTORNEY


     Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Horsham, State of Pennsylvania, on February 10, 2004.

                                     NCO GROUP, INC.
                                     By: /s/ Michael J. Barrist
                                         Michael J. Barrist
                                         Chairman of the Board, President and
                                         Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael J. Barrist and Steven L. Winokur, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including, without limitation, post-effective amendments) to this Registration Statement and any registration statement filed under Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on February 10, 2004 in the capacities indicated:

Signatures                                Title
----------                                -----
/s/ Michael J. Barrist                    Chairman of the Board, President and
--------------------------------------    Chief Executive Officer (principal
Michael J. Barrist                        executive officer)

/s/ Steven L. Winokur                     Executive Vice President, Finance,
--------------------------------------    Chief Financial Officer and Treasurer
Steven L. Winokur                         (principal financial and accounting
                                          officer)

/s/ William C. Dunkelberg, Ph.D.          Director
--------------------------------------
William C. Dunkelberg, Ph.D.

/s/ Charles C. Piola, Jr.                 Director
--------------------------------------
Charles C. Piola, Jr.

/s/ Leo J. Pound                          Director
--------------------------------------
Leo J. Pound

/s/ Eric S. Siegel                        Director
--------------------------------------
Eric S. Siegel

/s/ Allen F. Wise                         Director
--------------------------------------
Allen F. Wise

                                 EXHIBIT INDEX

Exhibit No.    Description

--------------- ---------------------------------------------------------------

5.1 Opinion of Blank Rome LLP as to the validity of the shares of NCO common stock to be issued in the merger.

8.1            Opinion of Blank Rome LLP concerning tax matters.

8.2            Opinion of Winston & Strawn LLP concerning tax matters.

23.1           Consent of Ernst & Young LLP.

23.2           Consent of KPMG LLP.

23.3           Consent of Ernst & Young LLP.

23.4           Consent of Blank Rome LLP. (Included in Exhibits 5.1 and 8.1.)

23.5           Consent of Winston & Strawn LLP. (Included in Exhibit 8.2.)

23.6           Consent of Deutsche Bank Securities Inc.

23.8 Consent of JMP Securities LLC. (Included in the joint proxy statement/prospectus in Annex C.)

24.1 Powers of Attorney. (Included on signature page of the joint proxy statement/prospectus.)

99.2           Form of NCO Group, Inc. Proxy Card.

99.3           Form of NCO Portfolio Management, Inc. Proxy Card.